As filed with the Securities and Exchange Commission on May 29, 2012

Registration No. 333-180426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Globus Medical, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	04-3744954
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Valley Forge Business Center

2560 General Armistead Avenue

Audubon, PA 19403

(610) 930-1800

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Anthony L. Williams

Vice President and Corporate Counsel

Globus Medical, Inc.

Valley Forge Business Center

2560 General Armistead Avenue

Audubon, PA 19403

(610) 930-1800

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Stephen T. Burdumy Robert C. Juelke Drinker Biddle & Reath LLP One Logan Square, Suite 2000 Philadelphia, PA 19103-6996 (215) 988-2700	Donald R. Reynolds Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, NC 27607 (919) 781-4000	Marc D. Jaffe Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, NY 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 29, 2012

PROSPECTUS

                Shares

Class A Common Stock

This is the initial public offering of Globus Medical, Inc. We are selling                 shares of our Class A common stock and the selling stockholders are selling                 shares of our Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock to be offered by the selling stockholders.

We expect the public offering price to be between $        and $        per share. Currently, no public market exists for the shares. We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “GMED.”

Following this offering, we will have two classes of common stock outstanding: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock are identical, except with respect to voting and conversion. Each share of our Class A common stock is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each share of our Class B common stock is entitled to ten votes per share and is convertible into one share of our Class A common stock at any time. Our Class B common stock also will automatically convert into shares of our Class A common stock upon certain transfers. Please read “Description of Capital Stock—Common Stock.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to Globus Medical, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional                 shares of our Class A common stock from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of Class A common stock will be made on or about                     , 2012.

BofA Merrill Lynch	Goldman, Sachs & Co.	Piper Jaffray

Leerink Swann

Canaccord Genuity	William Blair	Oppenheimer & Co.

The date of this prospectus is                     , 2012.

You should rely only on the information contained in this document and any free writing prospectus we provide to you. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

We intend to effectuate a reverse stock split of our outstanding common stock immediately prior to the closing of this offering. As of the date of this preliminary prospectus, we have not yet effectuated a reverse stock split.

MARKET AND INDUSTRY DATA

This prospectus contains industry, market, and competitive position data that are based on industry publications and studies conducted by third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources.

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TRADEMARKS

The Globus Medical trademark portfolio contains 74 registered trademarks and 41 pending trademarks. The Globus Medical trademark portfolio includes domestic and foreign trademarks with associated logos and tag lines. The following list includes all registered marks and pending marks. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

The following are registered trademarks:

GLOBUS MEDICAL; GLOBUS MEDICAL Logo; MAINTAIN; PRESERVE; SECURE; SUSTAIN; PROTEX; ASSURE; ACCUFLEX; XPAND (US); PIVOT; GATEWAY; RETAIN; REVERE; LAMINEX; NUBONE; INDEPENDENCE; CITADEL; MICROFUSE; PATRIOT; COLONIAL; CONSTITUTION; CONTINENTAL; NIKO; TRIUMPH; RENEGADE (EU); RELIEVE; TRANSITION; ADDITION; H-LINK ; CORRIDOR; SIGNATURE; REVOLVE; ELLIPSE; THINKSPINE Logo; VIP; XTEND; ELLIPTICLICK; TRUSS; COALITION; ZYFUSE; TRANSCONTINENTAL; RESCUE; RETRIEVE; INTERCONTINENTAL; CONDUCT; LIFE MOVES US; CALIBER; SP-FIX; SKIN TO SKIN; REVLOK; FACET SOLUTIONS; FACET SOLUTIONS, INC. Logo; AFRS; ACADIA; ALGEA THERAPIES (EU); ALGEA (Design–EU and Switzerland); ACCUMETER; Globus Medical Etched Logo BEACON; SOFTSTOP.

The following are pending trademarks:

XPAND (Foreign); PREEMINENCE IN SPINE; ORBIT; RENEGADE (US); FORTIFY; LATIS; REVOLVER; THINKSPINE; ZYLIF; ZLIF; DROP & LOCK; KINEX; LIFE MOVES US; CONTAIN; UNIFY; AFFIRM; COMPOSE; ALGEA; ALGEA THERAPIES (US); ALGEA (Design–US); SI-LOK; FORGE; CANOPY; GLOBUS MEDICAL (New Logo); CHIMERA; INTERVENTIONS FOR LIFE; RISE; OPTIC LOCKING TECHNOLOGY; SP-FIX ARC; PLYMOUTH; XEMPLIFI; BERETTA; INTRALIF; MARVEL; SP-FLEX; CREO; IN-LOK.

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PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus, before investing. Unless otherwise stated in this prospectus, references to “Globus,” “we,” “us” or “our company” refer to Globus Medical, Inc. and its subsidiaries.

We refer to Adjusted EBITDA in this prospectus summary and elsewhere in this prospectus. For the definition of Adjusted EBITDA, an explanation of why we present it and a description of the limitations of this non-GAAP measure, as well as a reconciliation to net income, see “—Summary Consolidated Financial Data.”

Our Business

We are a medical device company focused exclusively on the design, development and commercialization of products that promote healing in patients with spine disorders. We are an engineering-driven company with a history of rapidly developing and commercializing products that assist surgeons in effectively treating their patients, respond to evolving surgeon needs and address new treatment options. Since our inception in 2003, we have launched over 100 products and offer a comprehensive portfolio of innovative and differentiated products addressing a broad array of spinal pathologies, anatomies and surgical approaches. We were formed in 2003 and have grown our sales to $331.5 million in 2011. We have been able to achieve our success while maintaining strong profit margins. For the year ended December 31, 2011, we had $118.6 million of Adjusted EBITDA, representing an Adjusted EBITDA margin of 36%, and $60.8 million of net income. For the three months ended March 31, 2012, we had sales of $94.7 million as compared to $78.3 million for the three months ended March 31, 2011, an increase of $16.4 million or 21%. For the three months ended March 31, 2012, we had $34.0 million of Adjusted EBITDA, representing an Adjusted EBITDA margin of 36%, and $17.6 million of net income. We had positive Adjusted EBITDA and Adjusted EBITDA margins in excess of 35% for each of the years ended December 31, 2009, 2010 and 2011.

All of our products fall into one of two categories: innovative fusion or disruptive technologies. Our innovative fusion products address a broad range of spinal fusion surgical procedures. Spinal fusion is a surgical procedure to correct problems with the individual vertebrae, the interlocking bones making up the spine, by preventing movement of the affected bones. We believe our innovative fusion products demonstrate features and characteristics that provide advantages for surgeons and contribute to better outcomes for patients as compared to traditional fusion products.

We define disruptive technologies as those that represent a significant shift in the treatment of spine disorders by allowing for novel surgical procedures, improvements to existing surgical procedures, the treatment of spine disorders by new physician specialties, and surgical intervention earlier in the continuum of care. Our current portfolio of approved and pipeline products includes a variety of disruptive technology products, which we believe offer material improvements to fusion procedures, such as minimally invasive surgical, or MIS, techniques, as well as new treatment alternatives including motion preservation technologies, such as dynamic stabilization, total disc replacement and interspinous process spacer products, and advanced biomaterials technologies, as well as interventional pain management solutions, including treatments for vertebral compression fractures.

We expect the market for disruptive technologies to grow faster than the traditional fusion market and expand the overall addressable population of patients seeking surgical treatment for spine disorders. For the three months ended March 31, 2012, for example, total sales of our innovative fusion products and our disruptive technologies products were $61.5 million and $33.2 million, respectively, representing increases of 9% and 51%, respectively, over the three months ended March 31, 2011. For the year ended December 31, 2011, total sales of our innovative fusion products and our disruptive technologies products were $224.4 million and $107.1 million, respectively, representing year-over-year growth rates of 4% and 47%, respectively.

We have a product development engine that we believe is unique and highly efficient. It employs an integrated team approach to product development that involves collaboration among surgeons, our engineers, our dedicated researchers, our highly-skilled machinists, and our clinical and regulatory personnel. We believe that utilizing these integrated teams, as well as our extensive in-house facilities, enables us to design, test and obtain regulatory approvals of our products at a faster rate than our competitors. We emphasize the importance of developing new products that are improvements to existing technologies and offerings, which we believe drives demand for our products. We have introduced 44 products since 2009, which accounted for 46% of our sales for the year ended December 31, 2011. Two examples of recent product development successes are COALITION, which was launched in April 2009 and represented 11% of our sales for the year ended December 31, 2011, and for the three months ended March 31, 2012, and CALIBER, which was launched in January 2011 and represented 10% of our sales for the three months ended March 31, 2012. Other than the REVERE 5.5 Titanium Degen System, which represented 21% of our sales for the year ended December 31, 2011, and the three months ended March 31, 2012, no product represented a greater percentage of our sales in the three months ended March 31, 2012 than COALITION and CALIBER.

Our product development engine allows us to develop products that we believe demonstrate features and characteristics that provide advantages for surgeons and contribute to better outcomes for patients. We believe the use of our products reduces costs as a result of lower morbidity rates, shorter patient recovery times and shorter hospital stays.

We market and sell our products through our exclusive global sales force. As of March 31, 2012, our U.S. sales force consisted of 336 sales representatives employed by us or our 19 exclusive independent distributors. As of March 31, 2012, our international operations consisted of 87 employees and eight exclusive independent distributors, which together had sales in 17 countries during 2011. We expect to continue to expand our domestic and international sales and marketing infrastructure. We intend to add a total of 24 additional direct and distributor sales representatives in the United States and aim to have a sales presence in eight additional countries by the end of 2012. As of March 31, 2012, we had also hired a newly-formed, separate sales force consisting of 32 sales representatives to market and sell our current and planned interventional pain management products, which we market under the trade name Algea Therapies. We intend to recruit additional sales representatives strategically to grow that business. We believe the planned expansion of our U.S. and international sales forces provides us with significant opportunities for future growth as we continue to penetrate existing geographic markets and enter new ones.

Market Opportunity

According to iData Research, Inc. the $10.0 billion worldwide spine market consists of the $5.9 billion spinal fusion market and the $4.1 billion disruptive technologies market. We believe the worldwide market for spine surgery will continue to grow as a result of the following market influences:

•

Favorable patient demographics. The number of people over the age of 65 is large and growing. Improvements in healthcare have led to increasing life expectancies worldwide and the opportunity to lead more active lifestyles at advanced ages. These trends are expected to generate increased demand for spine surgeries.

•

Improving technologies leading to increased use of fusion procedures. Due to the longevity of its practice and acceptable clinical outcomes, fusion has become a standard treatment option for patients presenting more advanced stages of spine disease. We expect that the development of improved fusion products will continue to contribute to spinal fusion as a leading treatment for advanced stages of spine disease.

•

Disruptive technologies driving earlier interventions and creating an expanded patient base. Disruptive technologies are gaining increasing acceptance among patients and surgeons because they allow for novel surgical procedures, improvements to existing surgical procedures, the treatment of spine disorders by new physician specialties, and surgical intervention earlier in the continuum of care, all of which can result in better outcomes for patients. We believe surgeons and patients who would otherwise choose more conservative nonsurgical treatment plans with sub-optimal results may elect a surgical option utilizing disruptive technologies to treat spine disorders. As a result, disruptive technologies are expected to drive accelerated growth and increase the size of the addressable patient population for spine surgery.

•

Continued market penetration internationally. While the United States comprises approximately 5% of the worldwide population, according to iData Research, Inc., approximately 53% of spine surgeries occur in the United States. We believe that improvements to the standard of care, including the introduction of new products and the expansion of international sales forces, will increase demand for spine products outside of the United States.

Our Competitive Strengths

We are focused exclusively on the spine market and our senior leadership team has over 200 years of collective experience in the spine and medical device industries. We believe that this focus and experience, combined with the following principal competitive strengths, will allow us to grow our sales faster than our competitors and the overall spine industry:

•

Comprehensive and broad portfolio of innovative fusion products. We have a comprehensive portfolio of innovative fusion products that addresses a broad array of spinal pathologies, anatomies and surgical approaches. We believe our innovative fusion products demonstrate features and characteristics that provide advantages for surgeons and contribute to better outcomes for patients as compared to traditional fusion products.

•

Well-positioned disruptive technology products. We expect the market for disruptive technologies to grow faster than the traditional fusion market. We currently have a comprehensive and broad portfolio of MIS, motion preservation and advanced biomaterials products, with several other products in various stages of development. We believe our current portfolio and pipeline of disruptive technology products provide improved patient outcomes, reduce overall costs and position us to capitalize on the growth in this market.

•

Integrated product development engine. Our integrated teams of surgeons, engineers, dedicated researchers, highly-skilled machinists, and clinical and regulatory personnel work together to conceptualize, evaluate, and develop potential new products through an iterative process that allows for rapid product development. We believe that our process results in a unique and highly efficient approach to product development that significantly reduces the time required to advance a potential product from concept to commercialization, and allows us to react quickly to evolving surgeon and patient needs, address new treatment options, and introduce several new products annually.

•

Exclusive U.S. sales force with broad geographic scope. As of March 31, 2012, our U.S. sales force consisted of 336 sales representatives employed by us or our 19 exclusive independent distributors, not counting our separate Algea Therapies sales force. Our direct and distributor sales representatives are highly trained in the clinical benefits of our products and frequently consult with surgeons and surgical staff inside the operating room regarding the use of our products. We believe the size, expertise and exclusive nature of our sales force enable us to maximize our market penetration and continue to expand our geographic presence.

•

Demonstrated track record of profitability with established scale. We have made investments in our infrastructure that have allowed us to develop and commercialize over 100 new products since our inception, while maintaining strong profit margins typically associated with our larger competitors. For the year ended December 31, 2011, we generated sales of $331.5 million, Adjusted EBITDA of $118.6 million and net income of $60.8 million, and for the three months ended March 31, 2012, we generated sales of $94.7 million, Adjusted EBITDA of $34.0 million and net income of $17.6 million. Our disciplined approach has contributed to Adjusted EBITDA margins in excess of 35% for each of the years ended December 31, 2009, 2010 and 2011.

Our Products and Clinical Development Programs

We currently offer a comprehensive and broad portfolio of over 100 innovative fusion and disruptive technology products. Our innovative fusion products are used in cervical, thoracolumbar, sacral, and interbody/corpectomy fusion procedures to treat degenerative, deformity, tumor, and trauma conditions. Our disruptive technology products include MIS, motion preservation and advanced biomaterials technologies. We continue to develop and test novel spine products, and as of the date of this prospectus, we had over 30 potential new products in various stages of development. We are currently conducting clinical trials for several new disruptive technologies under FDA-approved investigational device exemptions, or IDEs, including the SECURE-C Cervical Artificial Disc, the ACADIA Facet Replacement System, and the TRIUMPH Lumbar Disc. We expect to launch approximately five to ten new products in each of the next three years.

Our Strategy

Our goal is to become the leader in providing innovative solutions across the continuum of care in the spine market. To achieve this goal, we are employing the following business strategies:

•

Leverage our product development engine. We plan to continue to develop innovative fusion products and disruptive technology products in the areas of MIS, motion preservation, and advanced biomaterials technologies using what we believe to be a unique and highly efficient product development engine. We believe our team-oriented approach, active surgeon input and demonstrated product development and commercialization capabilities position us to maintain a rapid rate of new product launches.

•

Increase the size, scope and productivity of our exclusive U.S. sales force. We have made, and intend to continue to make, significant investments in our exclusive U.S. sales force to maximize our market penetration and expand our geographic presence. We intend to add a total of 24 additional direct and distributor sales representatives in the United States by the end of 2012. We also intend to continue recruiting additional sales representatives strategically to grow our Algea Therapies sales force. We will continue to provide our sales representatives with specialized development programs designed to improve their productivity.

•

Continue to expand into international markets. We expect to continue to increase our international presence through the commercialization of additional products and through the expansion of our direct and distributor sales force. As of December 31, 2011, we had an existing direct or distributor sales presence in 17 countries outside of the United States and aim to have a sales presence in eight additional countries by the end of 2012.

•

Pursue strategic acquisitions and alliances. We intend to selectively pursue acquisitions and alliances in the future that will provide us with new or complementary technologies, personnel with significant relevant experience, or increased market penetration. We are currently evaluating a number of possible acquisitions or strategic relationships and believe that our resources and experience make us an attractive acquiror or partner.

Risks Affecting Us

We are subject to numerous risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. Please read the section entitled “Risk Factors” beginning on page 14 for a discussion of some of the factors you should carefully consider before deciding to invest in our Class A common stock. In particular, our business depends substantially on spine surgeons recognizing our products as a superior choice for patients, and on third-party payors offering reimbursement to healthcare providers for our products. We rely on the expertise of our sales force and may not be able to maintain or expand it. Our competitors and potential competitors include much larger companies with more resources and commercialization experience than we have. Our products have not been subject to long-term clinical studies as to their safety and effectiveness, and so our products may prove to be less safe or effective than initially thought. Our products are heavily regulated, and changes in legal or regulatory requirements, including healthcare reform, could affect us, our products and their use. Our ability to grow our business may be limited by a number of factors, including intellectual property held by others.

Corporate Information

We were incorporated in Delaware in 2003. Our principal executive offices are located at Valley Forge Business Center, 2560 General Armistead Avenue, Audubon, Pennsylvania 19403. The telephone number of our principal executive office is (610) 930-1800. Our website is www.globusmedical.com. The information on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be a part of this prospectus or in deciding whether to purchase our Class A common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, or MD&A;

•	we are exempt from requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	we have elected to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

The Offering

Issuer	Globus Medical, Inc.

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares ( shares in the event the underwriters exercise their option to purchase additional shares in full to cover overallotments, if any)

Class A common stock to be outstanding immediately after this offering	shares

Class B common stock to be outstanding immediately after this offering	shares

Total Class A and Class B common stock to be outstanding immediately after this offering	shares

Voting rights	Following this offering, we will have outstanding two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A and Class B common stock are identical, except with respect to voting and conversion. The holders of our Class B common stock are entitled to ten votes per share and the holders of our Class A common stock are entitled to one vote per share. The shares of our Class B common stock outstanding after this offering will represent approximately % of the total number of shares of our Class A and Class B common stock outstanding after this offering and % of the combined voting power of our Class A and Class B common stock outstanding after this offering. The holders of our Class A and Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by law. Following this offering, David C. Paul, our Chief Executive Officer and Chairman, will control % of the voting power of our outstanding capital stock. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers. Immediately upon the closing of this offering, any holders of Class B common stock who own less than 10% of the aggregate number of all outstanding shares of our common stock will have such shares automatically converted to Class A common stock, and any time following this offering, any holders of Class B common stock who own less than 5% of the aggregate number of outstanding shares of our common stock will have such shares automatically converted to Class A common stock. See “Description of Capital Stock.”

Use of proceeds	The principal purposes of this offering are to create a public market for our Class A common stock and thereby enable future access to the public equity markets by us and our employees, obtain additional capital, and facilitate an orderly distribution of shares for the selling stockholders. We estimate that our net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $ million, assuming an initial offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and marketing efforts and continued investments in research and development; however we do not have any specific uses of the net proceeds planned.

We will not receive any proceeds from the sale of any shares of our Class A common stock by the selling stockholders. See “Use of Proceeds.”

Risk factors	Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed New York Stock Exchange Symbol	“GMED”

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based upon an aggregate of 286,992,443 shares of Class A and Class B common stock outstanding as of March 31, 2012, and excludes:

•	21,396,448 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock as of March 31, 2012, at a weighted average exercise price of $1.68 per share; and

•	12,238,753 shares of common stock reserved for future issuance under our stock option plans as of March 31, 2012.

Except as otherwise indicated, the information in this prospectus does not give effect to a reverse stock split of our outstanding common stock to be effected immediately prior to the closing of this offering and assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering;

•

the automatic conversion upon the closing of this offering of all shares of our Series E preferred stock to 50,691,245 shares of our Class B common stock (which does not give effect to any additional shares of Class B common stock issuable upon conversion of our Series E preferred stock if the public offering price in this offering falls below the minimum of $         per share, as described elsewhere in this prospectus; see “Certain Relationships and Related-Party Transactions—Amended and Restated Certificate of Incorporation”);

•

the subsequent automatic conversion upon the closing of this offering of 162,958,164 shares of our Class B common stock (which reflects all such shares of Class B common stock held by those who own less than 10% of the aggregate number of all outstanding shares of our common stock) to 162,958,164 shares of our Class A common stock;

•	the automatic conversion upon the closing of this offering of all shares of our Class C common stock to 206,144 shares of our Class A common stock;

•	the automatic conversion of shares of Class B common stock to shares of Class A common stock upon their sale by the selling stockholders in this offering; and

•	no exercise of the underwriters’ overallotment option to purchase up to an additional shares of our Class A common stock from the selling stockholders.

We intend to effectuate a reverse stock split of our outstanding common stock immediately prior to the closing of this offering within the range of one-half of a share to one-fifth of a share for each outstanding share of each class of common stock. Although the number of outstanding shares of our Series E preferred stock will not change in the event of a reverse stock split, the rate at which shares of our Series E preferred stock convert into shares of Class B common stock will decrease proportionally to the reverse stock split ratio. The reverse stock split will not affect the number of shares of capital stock we are authorized to issue. As a result of the reverse stock split, the number of unreserved and issuable shares of authorized common stock will increase. As of the date of this prospectus, we have not yet effectuated a reverse stock split.

Summary Consolidated Financial Data

The following table sets forth our summary consolidated financial data for the periods indicated. We derived the summary consolidated financial data presented below as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated financial data presented below as of March 31, 2012 and for the three months ended March 31, 2011 and 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of future operating results and our interim results are not necessarily indicative of results for a full year. The following summary consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
	(amounts in thousands, except per share data)
Statement of Operations Data:
Sales	$254,344	$288,195	$331,478	$78,279	$94,717
Cost of goods sold	41,607	53,825	68,796	14,899	18,391

Gross profit	212,737	234,370	262,682	63,380	76,326
Operating expenses:
Research and development	20,521	21,309	23,464	6,040	6,736
Selling, general and administrative	108,422	122,589	140,386	34,014	41,225
Provision for litigation settlements	1,889	2,787	1,470	14	307

Total operating expenses	$130,832	$146,685	$165,320	40,068	48,268

Operating income	81,905	87,685	97,362	23,312	28,058
Other income (expense), net	(127)	54	(413)	4	225

Income before income taxes	81,778	87,739	96,949	23,316	28,283
Income tax provision	29,745	33,281	36,165	8,885	10,707

Net income	52,033	54,458	60,784	14,431	17,576
Less: Net income attributable to noncontrolling interest (1)	3,300	—	—	—	—

Net income attributable to Globus Medical, Inc.	$48,733	$54,458	$60,784	$14,431	$17,576

Net income per common share (2):
Basic	$0.17	$0.19	$0.21	$0.05	$0.06

Diluted	$0.16	$0.18	$0.21	$0.05	$0.06

Weighted average number of common shares (2):
Basic	235,947	238,362	235,729	236,400	236,028

Diluted	245,202	246,251	243,230	245,874	244,662

Unaudited pro forma net income (3):			$61,074		$17,872

Unaudited pro forma net income per common share (3):
Basic			$0.21		$0.06

Diluted			$0.21		$0.06

Unaudited pro forma weighted average number of common shares (3):
Basic			286,420		286,719

Diluted			293,921		295,353

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(amounts in thousands, except per share data)
Other Financial Data:
Depreciation and amortization	$13,502	$15,196	$16,949	$3,821	$4,381
Adjusted EBITDA (4)	100,807	109,847	118,608	27,934	33,971

	As of December 31, 2011	As of March 31, 2012
	Actual	Actual	Proforma	Pro Forma as Adjusted(5)
			(Unaudited)
	(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$142,668	$159,098	$159,098
Working capital	229,504	246,657	246,657
Total assets	329,390	354,809	354,809
Debt, net of current portion	—	—	—
Business acquisition liabilities, including current portion (6)	10,289	9,994	9,518
Stockholders’ equity	$282,476	$301,517	$301,813

(1)	Through December 29, 2009, we consolidated a variable interest entity, or VIE, that manufactures products for us. This resulted in net income attributable to noncontrolling interest or a reduction of net income attributable to us of $3.3 million. Effective December 29, 2009, a third-party investor contributed capital to the VIE, which resulted in us being no longer considered the primary beneficiary. As a result, we deconsolidated the entity as of December 29, 2009.

(2)	We compute net income per common share using the two-class method. Participating securities include all shares of our Series E preferred stock. In the event dividends are paid on any share of our common stock, we must pay an additional dividend on all outstanding shares of our Series E preferred stock in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock. In addition, the holders of our Series E preferred stock are entitled to receive cash dividends when and if declared by our board of directors at the rate of 8% of the original issue price per year on each outstanding share of our Series E preferred stock. Such dividends are payable only when and if declared by our board of directors and are noncumulative and do not accrue. As such, the shares of our Series E preferred stock are considered participating securities and must be included in the computation of net income per common share.

(3)	The pro forma basic and diluted net income per share data and the pro forma as adjusted balance sheet data are unaudited and assume the automatic conversion of all shares of our Series E preferred stock to 50,691,245 shares of our Class B common stock (which does not give effect to any additional shares of Class B common stock issuable upon conversion of our Series E preferred stock, as described elsewhere in this prospectus; see “Certain Relationships and Related-Party Transactions—Amended and Restated Certificate of Incorporation”), the subsequent automatic conversion of 162,958,164 shares of our Class B common stock (which reflects all such shares of Class B common stock held by those who own less than 10% of the aggregate number of all outstanding shares of our common stock) to 162,958,164 shares of our Class A common stock and the automatic conversion of all shares of our Class C common stock to 206,144 shares of our Class A common stock, all to occur upon the closing of this offering. The pro forma basic and diluted net income and net income per common share, as well as the pro forma balance sheet data, also reflect the cancellation of a put right related to a recent acquisition (the “Put Right”) upon the closing of this offering. The value of the Put Right as of March 31, 2012 of $296,000, net of tax, has been removed from liabilities in the pro forma balance sheet and has been reflected as an increase to net income to derive pro forma net income. For further information about the Put Right, see Note 11 to our consolidated financial statements included elsewhere in this prospectus.

(4)	Adjusted EBITDA represents net income before interest (income)/expense, net and other non operating expenses, provision for income taxes, depreciation and amortization, stock-based compensation, changes in the fair value of contingent consideration in connection with business acquisitions and provision for litigation settlements. We present Adjusted EBITDA because we believe it is a useful indicator of our operating performance. Our management uses Adjusted EBITDA principally as a measure of our operating performance and believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (primarily depreciation and amortization) and items outside the control of our management (primarily income taxes and interest income and expense). Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections.

Adjusted EBITDA should not be considered in isolation or as a substitute for a measure of our liquidity or operating performance prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and is not indicative of net income (loss) from operations as determined under GAAP. Adjusted EBITDA and other non-GAAP financial measures have limitations that should be considered before using these measures to evaluate our liquidity or financial performance. Adjusted EBITDA does not include certain expenses that may be necessary to review our operating results and liquidity requirements. Our definition and calculation of Adjusted EBITDA may differ from that of other companies.

The following is a reconciliation of Adjusted EBITDA to net income for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
	(amounts in thousands)
Net income	$52,033	$54,458	$60,784	$14,431	$17,576
Interest (income)/expense, net	127	100	33	(18)	(9)
Provision for income taxes	29,745	33,281	36,165	8,885	10,707
Depreciation and amortization	13,502	15,196	16,949	3,821	4,381

EBITDA	$95,407	$103,035	$113,931	$27,119	$32,655
Stock-based compensation expense	3,511	4,025	3,286	801	1,111
Provision for litigation settlements (a)	1,889	2,787	1,470	14	307
Change in fair value of contingent consideration (b)	—	—	(79)	—	(102)

Adjusted EBITDA	$100,807	$109,847	$118,608	$27,934	$33,971

(a)	We record a provision for litigation settlements when a loss is known or considered probable and the amount can be reasonably estimated. For 2009, our provision for litigation settlements related primarily to a patent infringement matter with a competitor. For 2010, our provision for litigation settlements related primarily to a settlement of disputes with a competitor related to post-employment restrictive covenants, and for 2011, our provision for litigation settlements related primarily to a $1.0 million provision for a U.S. Food and Drug Administration, or FDA, action that was recently settled and paid in 2012. For the three months ended March 31, 2012, our provision for litigation settlements related to an accrual for a probable settlement of a contract dispute.

(b)	The change in fair value of contingent consideration relates to the change in the fair value of the additional payment we are obligated to make upon the achievement of certain milestones in connection with the acquisitions completed in 2011.

(5)	The pro forma as adjusted balance sheet data is unaudited and reflects the pro forma balance sheet data as adjusted to assume the automatic conversion of shares of Class B common stock to shares of our Class A common stock upon their sale by the selling stockholders in this offering and the issuance by us of shares of Class A common stock in this offering as if this offering occurred on March 31, 2012. See “Capitalization.”

(6)	In connection with acquisitions completed in 2011, we have certain contingent consideration obligations payable to the sellers in these transactions upon the achievement of certain regulatory and territory sales milestones. The aggregate undiscounted amounts potentially payable not included in the table above total $7.2 million as of December 31, 2011 and March 31, 2012.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully read and consider the risks described below before deciding to invest in our Class A common stock. If any of the following risks actually occur, our business, results of operations, financial condition or cash flows could be materially harmed. In any such case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. When determining whether to buy our Class A common stock in this offering, you should also read carefully the other information in this prospectus, including our financial statements and related notes.

Risks Related to Our Business and Our Industry

To be commercially successful, we must convince spine surgeons that our innovative fusion products are an attractive alternative to our competitors’ products and that our disruptive technologies are an attractive alternative to existing surgical treatments of spine disorders.

Spine surgeons play a significant role in determining the course of treatment and, ultimately, the type of product that will be used to treat a patient, so we rely on effectively marketing to them. In order for us to sell our innovative fusion products, we must convince spine surgeons that they are attractive alternatives to competing products for use in spine fusion procedures. Acceptance of our innovative fusion products depends on educating spine surgeons as to the distinctive characteristics, perceived benefits, safety and cost-effectiveness of our innovative fusion products as compared to our competitors’ products and on training spine surgeons in the proper application of our innovative fusion products. If we are not successful in convincing spine surgeons of the merit of our innovative fusion products or educating them on the use of our products, they may not use our products and we will be unable to increase our sales and sustain growth or profitability. For example, REVERE 5.5 Titanium Degen System represented 21% of our sales and COALITION represented an additional 11% of our sales for the year ended December 31, 2011 and for the three months ended March 31, 2012. In addition, CALIBER represented 10% of our sales for the three months ended March 31, 2012. Sales of those products represented a significant portion of our overall sales. As a result, continued market acceptance of those products is critical to our continued success. If the volume of sales of these products declines, our business, financial position and results of operations could be materially and adversely affected.

Furthermore, we believe spine surgeons will not widely adopt our disruptive technology products unless they determine, based on experience, clinical data and published peer-reviewed journal articles, that minimally invasive surgical, or MIS, techniques and our motion preservation and advanced biomaterials technologies provide benefits or are an attractive alternative to conventional treatments of spine disorders and incorporate improved technologies that permit novel surgical procedures. Surgeons may be hesitant to change their medical treatment practices for the following reasons, among others:

•	lack of experience with MIS or our motion preservation or advanced biomaterials technologies;

•	lack or perceived lack of evidence supporting additional patient benefits;

•	perceived liability risks generally associated with the use of new products and procedures;

•	limited or lack of availability of coverage and reimbursement within healthcare payment systems;

•	costs associated with the purchase of new products and equipment; and

•	the time commitment that may be required for training.

We have also recently implemented plans to begin selling our existing and planned interventional pain management products, including our existing AFFIRM kyphoplasty product. We have no experience selling these types of products and selling to certain physician specialists who use them. If we are unable to market these products to physicians successfully, we will not achieve expected sales, and our financial condition and results of operation may be adversely affected.

In addition, we believe recommendations and support of our products by influential spine surgeons are essential for market acceptance and adoption. If we do not receive support from such surgeons or long-term data does not show the benefits of using our products, surgeons may not use our products. In such circumstances, we may not achieve expected sales and may be unable to maintain profitability.

Pricing pressure from our competitors and changes in third-party coverage and reimbursement may impact our ability to sell our products at prices necessary to support our current business strategies.

The spine market has attracted numerous new companies and technologies, and encouraged more established companies to intensify competitive pricing pressure. As a result of this increased competition, we believe there will be increased pricing pressure in the future. Because the hospital and other healthcare provider customers that purchase our products typically bill various third-party payors to cover all or a portion of the costs and fees associated with the procedures in which our products are used, including the cost of the purchase of our products, changes in the amount such payors are willing to reimburse our customers for procedures using our products could create pricing pressure for us. If competitive forces drive down the prices we are able to charge for our products, our profit margins will shrink, which will adversely affect our ability to invest in and grow our business.

Additionally, even if our customers are currently able to obtain coverage and reimbursement for procedures using our products, adverse changes in payors’ coverage and reimbursement policies that affect our products would harm our ability to market and sell our products. For example, between January and October 2011, certain insurers, such as Cigna, Blue Cross Blue Shield of North Carolina and First Coast (the administrator of Medicare in Florida) changed their coverage policies such that they will no longer cover and reimburse for vertebral fusions in the lumbar spine to treat multilevel degenerative disc disease or initial primary laminectomy/discectomy for nerve root decompression or spinal stenosis without documented spondylolisthesis. Although these coverage policy changes have not had a material impact on our business, patients covered by these insurers, or other insurers who make similar coverage decisions in the future, may be unwilling or unable to afford to have lumbar fusion surgeries to treat these conditions, which could materially harm or limit our ability to sell our products designed for lumbar fusion procedures. Our business would be negatively impacted if the trend by third-party payors continues to reduce coverage of and/or reimbursement for procedures using our products.

Moreover, we are unable to predict what changes will be made to the reimbursement methodologies used by third-party payors in the future. We cannot be certain that under current and future payment systems, in which healthcare providers may be reimbursed a set amount based on the type of procedure performed, such as those utilized by Medicare and in many privately managed care systems, the cost of our products will be justified and incorporated into the overall cost of the procedure.

As we expand into international markets, we will face similar risks relating to adverse changes in coverage and reimbursement procedures and policies in those markets. Reimbursement and healthcare payment systems vary significantly among international markets. Our inability to obtain international coverage and reimbursement approval, or any adverse changes in coverage and the reimbursement policies of foreign third-party payors, could negatively affect our ability to sell our products.

If our hospital and other healthcare provider customers are unable to obtain adequate coverage and reimbursement for their purchases of our products, it is unlikely that our products will gain widespread acceptance.

Maintaining and growing sales of our products depends on the availability of adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Hospitals and other healthcare providers that purchase medical devices such as the ones that we manufacture for treatment of their patients generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures performed with these devices, including the cost to purchase the product. Our customers’ access to adequate coverage and reimbursement for the procedures performed with our products by government and private insurance plans is central to the acceptance of our current and future products. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of payment, or if our costs of production increase faster than increases in reimbursement levels. Many private payors use coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program, as guidelines in setting their coverage and reimbursement policies. Future action by CMS or other government agencies may diminish payments to physicians, outpatient centers and/or hospitals. Those private payors that do not follow the Medicare guidelines may adopt different coverage and reimbursement policies for procedures performed with our products. For some governmental programs, such as Medicaid, coverage and reimbursement differ from state to state, and some state Medicaid programs may not pay an adequate amount for the procedures performed with our products, if any payment is made at all. As the portion of the U.S. population over the age of 65 and eligible for Medicare continues to grow, we may be more vulnerable to coverage and reimbursement limitations imposed by CMS. Furthermore, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Therefore, we cannot be certain that the procedures performed with our products will be reimbursed at a cost-effective level.

To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. We may not obtain international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

If we are unable to maintain and expand our network of direct sales representatives and independent distributors, we may not be able to generate anticipated sales.

Because we were formed in 2003, we have limited experience marketing and selling our products. As of March 31, 2012, our U.S. sales force consisted of 336 sales representatives employed by us or our 19 exclusive independent distributors. As of March 31, 2012, our international operations consisted of 87 employees and eight exclusive independent distributors, which together had sales in 17 countries in 2011. As of March 31, 2012, we had also hired an additional 32 sales representatives to market and sell our current and planned interventional pain management products, including our existing AFFIRM kyphoplasty product, which we market under the trade name Algea Therapies. Our operating results are directly dependent upon the sales and marketing efforts of not only our employees, but also our independent distributors. We expect our direct sales representatives and independent distributors to develop long-lasting relationships with the surgeons they serve. If our direct sales representatives or independent distributors fail to adequately promote, market and sell our products, our sales could significantly decrease.

We face significant challenges and risks in managing our geographically dispersed distribution network and retaining the individuals who make up that network. If any of our direct sales representatives were to leave us, or if any of our independent distributors were to cease to do business with us, our sales could be adversely affected. Some of our independent distributors account for a significant portion of our sales volume, and if any such independent distributor were to cease to distribute our products, our sales could be adversely affected. In such a situation, we may need to seek alternative independent distributors or increase our reliance on our direct sales representatives, which may not prevent our sales from being adversely affected. If a direct sales representative or independent distributor were to depart and be retained by one of our competitors, we may be unable to prevent them from helping competitors solicit business from our existing customers, which could further adversely affect our sales. Because of the intense competition for their services, we may be unable to recruit or retain additional qualified independent distributors or to hire additional direct sales representatives to work with us. We may not be able to enter into agreements with them on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified direct sales representatives or independent distributors would prevent us from expanding our business and generating sales.

As we launch new products and increase our marketing efforts with respect to existing products, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled direct sales representatives and independent distributors with significant technical knowledge in various areas, such as spinal care practices, spine injuries and disease and spinal health. New hires require training and take time to achieve full productivity. If we fail to train new hires adequately, or if we experience high turnover in our sales force in the future, we cannot be certain that new hires will become as productive as may be necessary to maintain or increase our sales.

If we are unable to expand our sales and marketing capabilities domestically and internationally, we may not be able to effectively commercialize our products, which would adversely affect our business, results of operations and financial condition.

We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected and we may not grow.

Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. Many of our current and potential competitors are major medical device companies that have substantially greater financial, technical and marketing resources than we do, and they may succeed in developing products that would render our products obsolete or noncompetitive. In addition, many of these competitors have significantly longer operating history and more established reputations than we do. The spine industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, receive adequate coverage and reimbursement from third-party payors, and are safer, less invasive and more effective than alternatives available for similar purposes. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing products.

We believe that our significant competitors are Medtronic, DePuy (a division of Johnson & Johnson), Synthes (which is being acquired by Johnson & Johnson), Stryker and NuVasive, which together represent a significant portion of the spine market. We also compete with smaller spine market participants such as Alphatec Spine, Orthofix International, and Zimmer. At any time, these or other industry participants may develop alternative treatments, products or procedures for the treatment of spine disorders that compete directly or indirectly with our products. They may also develop and patent processes or products earlier than we can or obtain regulatory clearance or approvals for competing products more rapidly than we can, which could impair our ability to develop and commercialize similar processes or products. If alternative treatments are, or are perceived to be, superior to our spine surgery products, sales of our products could be negatively affected and our results of operations could suffer.

Many of our larger competitors are either publicly traded or divisions or subsidiaries of publicly traded companies. These competitors enjoy several competitive advantages over us, including:

•	greater financial, human and other resources for product research and development, sales and marketing and litigation;

•	significantly greater name recognition;

•	established relationships with spine surgeons, hospitals and other healthcare providers;

•	large and established sales and marketing and distribution networks;

•	products supported by long-term clinical data;

•	greater experience in obtaining and maintaining regulatory clearances or approvals for products and product enhancements;

•	more expansive portfolios of intellectual property rights; and

•	greater ability to cross-sell their products or to incentivize hospitals or surgeons to use their products.

The spine industry is becoming increasingly crowded with new participants. Many of these new competitors specialize in a specific product or focus on a particular market segment, making it more difficult for us to increase our overall market position. The frequent introduction by competitors of products that are or claim to be superior to our products or that are alternatives to our existing or planned products may also create market confusion that may make it difficult to differentiate the benefits of our products over competing products. In addition, the entry of multiple new products and competitors may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products and pricing in the spine market generally.

As a result, without the timely introduction of new products and enhancements, our products may become obsolete over time. If we are unable to develop innovative new products, maintain competitive pricing and offer products that spine surgeons perceive to be as reliable as those of our competitors, our sales or margins could decrease, thereby harming our business.

We are dependent on a limited number of third-party suppliers for most of our products and components, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials, could harm our business.

We rely on third-party suppliers to supply substantially all of our products. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Our anticipated growth could strain the ability of our suppliers to deliver an increasingly large supply of products, materials and components. Suppliers often experience difficulties in scaling up production, including problems with production yields and quality control and assurance, especially with products such as allograft, which is processed human tissue. Our supplier agreements set forth terms, such as quality and delivery requirements, by which we would purchase products from the supplier if the supplier were to accept a purchase order from us. Under our supplier agreements, however, we generally have no obligation to buy any given quantity of products, and our suppliers have no obligation to manufacture for us or sell to us any given quantity of products. As a result, we may face difficulties in obtaining acceptance for our purchase orders, which could impair our ability to purchase adequate quantities of our products. If we are unable to obtain sufficient quantities of high quality components to meet demand on a timely basis, we could lose customers, our reputation may be harmed and our business could suffer.

We generally use a small number of suppliers for each of our products. Our dependence on such a limited number of suppliers exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. If any one or more of our suppliers cease to provide us with sufficient quantities of manufactured products in a timely manner or on terms acceptable to us, or cease to manufacture components of acceptable quality, we would have to seek alternative sources of supply. Because of the nature of our internal quality control requirements, regulatory requirements and the custom and proprietary nature of the parts, we cannot quickly engage additional or replacement suppliers for many of our critical components. Failure of any of our third-party suppliers to deliver products at the level our business requires would limit our ability to meet our sales commitments to our customers and could have a material adverse effect on our business. We may also have difficulty obtaining similar components from other suppliers that are acceptable to the U.S. Food and Drug Administration, or FDA, the competent authorities or notified bodies of the Member States of the European Economic Area, or EEA (which is composed of the 27 Member States of the European Union, or EU, plus Norway, Iceland, and Liechtenstein), or other foreign regulatory authorities, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action including warning letters, product recalls, termination of distribution, product seizures or civil penalties. We could incur delays while we locate and engage qualified alternative suppliers, and we may be unable to engage alternative suppliers on favorable terms or at all. Any such disruption or increased expenses could harm our commercialization efforts and adversely affect our ability to generate sales.

If we do not successfully implement our business strategy, our business and results of operations will be adversely affected.

Our business strategy was formed based on assumptions about the spine market that might prove wrong. We believe that various demographics and industry-specific trends, including the aging of the general population, increasingly active lifestyles, improving fusion technologies and increasing acceptance of disruptive technologies leading to earlier interventions, will help drive growth in the spine market and our business, but these demographics and trends are uncertain. Actual demand for our products could differ materially from projected demand if our assumptions regarding these factors prove to be incorrect or do not materialize, or if alternative treatments to those offered by our products gain widespread acceptance.

We may not be able to successfully implement our business strategy. To implement our business strategy we need to, among other things, develop and introduce new spine surgery products, find new applications for and improve our existing products, obtain regulatory clearance or approval for new products and applications and educate spine surgeons about the clinical and cost benefits of our products, all of which we believe could increase acceptance of our products by spine surgeons. Our strategy of focusing exclusively on the spine market may limit our ability to grow. In addition, we are seeking to increase our sales and, in order to do so, will need to commercialize additional products and expand our direct and distributor sales forces in existing and new territories, all of which could result in our becoming subject to additional or different foreign and domestic regulatory requirements, with which we may not be able to comply. Moreover, even if we successfully implement our business strategy, our operating results may not improve or may decline. We may decide to alter or discontinue aspects of our business strategy and may adopt different strategies due to business or competitive factors not currently foreseen, such as new medical technologies that would make our products obsolete. Any failure to implement our business strategy may adversely affect our business, results of operations and financial condition.

The proliferation of physician-owned distributorships could result in increased pricing pressure on our products or harm our ability to sell our products to physicians who own or are affiliated with those distributorships.

Physician-owned distributorships, or PODs, are medical device distributors that are owned, directly or indirectly, by physicians. These physicians derive a proportion of their revenue from selling or arranging for the sale of medical devices for use in procedures they perform on their own patients at hospitals that agree to purchase from or through the POD, or that otherwise furnish ordering physicians with income that is based directly or indirectly on those orders of medical devices.

We do not sell or distribute any of our products through PODs. The number of PODs in the spine industry may continue to grow as economic pressures increase throughout the industry, hospitals, insurers and physicians search for ways to reduce costs, and, in the case of the physicians, search for ways to increase their incomes. These companies and the physicians who own, or partially own, them have significant market knowledge and access to the surgeons who use our products and the hospitals that purchase our products and growth in this area may reduce our ability to compete effectively for business from surgeons who own such distributorships.

We have a limited operating history and may face difficulties encountered by early stage companies in new and rapidly evolving markets.

We were formed in 2003. Accordingly, we have a limited operating history upon which to base an evaluation of our business and prospects. In assessing our prospects, you must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, particularly companies engaged in the development and sales of medical devices. These risks include our ability to:

•	manage rapidly changing and expanding operations;

•	establish and increase awareness of our brand and strengthen customer loyalty;

•	grow our direct sales force and increase the number of our independent distributors to expand sales of our products in the United States and in targeted international markets;

•	implement and successfully execute our business and marketing strategy;

•	respond effectively to competitive pressures and developments;

•	continue to develop and enhance our products and product candidates;

•	obtain regulatory clearance or approval to commercialize new products and enhance our existing products;

•	expand our presence and commence operations in international markets;

•	perform clinical research and trials on our existing products and current and future product candidates; and

•	attract, retain and motivate qualified personnel.

We can also be negatively affected by general economic conditions. Because of our limited operating history, we may not have insight into trends that could emerge and negatively affect our business. As a result of these or other risks, our business strategy might not be successful.

Our business could suffer if we lose the services of key members of our senior management, key advisors or personnel.

We are dependent upon the continued services of key members of our senior management and a limited number of key advisors and personnel. In particular, we are highly dependent on the skills and leadership of our Chief Executive Officer, David C. Paul. The loss of any one of these individuals could disrupt our operations or our strategic plans. Additionally, our future success will depend on, among other things, our ability to continue to hire and retain the necessary qualified scientific, technical and managerial personnel, for whom we compete with numerous other companies, academic institutions and organizations. The loss of members of our management team, key advisors or personnel, or our inability to attract or retain other qualified personnel or advisors, could have a material adverse effect on our business, results of operations and financial condition. Though members of our sales force generally enter into noncompetition agreements that restrict their ability to compete with us, most of the members of our executive management team are not subject to such agreements. Accordingly, the adverse effect resulting from the loss of certain executives could be compounded by our inability to prevent them from competing with us.

The safety and efficacy of our products is not yet supported by long-term clinical data, which could limit sales, and our products might therefore prove to be less safe and effective than initially thought.

The products we currently market in the United States have either received pre-market clearance under Section 510(k) of the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA, or are exempt from pre-market review. The FDA’s 510(k) clearance process requires us to show that our proposed product is “substantially equivalent” to another 510(k)-cleared product. This process is shorter and typically requires the submission of less supporting documentation than other FDA approval processes and does not always require long-term clinical studies. Additionally, to date, we have not been required to complete long-term clinical studies in connection with the sale of our products outside the United States. As a result, we currently lack the breadth of published long-term clinical data supporting the safety and efficacy of our products and the benefits they offer that might have been generated in connection with other approval processes. For these reasons, spine surgeons may be slow to adopt our products, we may not have comparative data that our competitors have or are generating, and we may be subject to greater regulatory and product liability risks. Further, future patient studies or clinical experience may indicate that treatment with our products does not improve patient outcomes. Such results would slow the adoption of our products by spine surgeons, significantly reduce our ability to achieve expected sales, and could prevent us from sustaining our profitability. Moreover, if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory product recalls, suspension or withdrawal of FDA clearance or approval, significant legal liability or harm to our business reputation.

If we do not enhance our product offerings through our research and development efforts, we may be unable to effectively compete.

In order to increase our market share in the spine market, we must enhance and broaden our product offerings in response to changing customer demands and competitive pressures and technologies. We might not be able to successfully develop, obtain regulatory approval or clearance for or market new products, and our future products might not be accepted by the surgeons or the third-party payors who reimburse for many of the procedures performed with our products. The success of any new product offering or enhancement to an existing product will depend on numerous factors, including our ability to:

•	properly identify and anticipate surgeon and patient needs;

•	develop and introduce new products or product enhancements in a timely manner;

•	adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties;

•	demonstrate the safety and efficacy of new products; and

•	obtain the necessary regulatory clearances or approvals for new products or product enhancements.

If we do not develop and obtain regulatory clearance or approval for new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our results of operations will suffer. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

If we fail to properly manage our anticipated growth, our business could suffer.

Our rapid growth has placed, and will continue to place, a significant strain on our management and on our operational and financial resources and systems. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could materially adversely affect us. Additionally, our anticipated growth will increase the demands placed on our suppliers, resulting in an increased need for us to carefully monitor for quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

Our results of operations could suffer if we are unable to manage our planned international expansion effectively.

Expansion into international markets is an element of our business strategy and involves risk. The sale and shipment of our products across international borders, as well as the purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade, import and export and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly affect us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, and anti-boycott laws. Any failure to comply with applicable legal and regulatory obligations in the United States or abroad could adversely affect us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our distribution and sales activities.

In addition, many of the countries in which we sell our products are, to some degree, subject to political, economic or social instability. Our international operations expose us and our independent distributors to risks inherent in operating in foreign jurisdictions, including:

•	exposure to different legal and regulatory standards;

•	lack of stringent protection of intellectual property;

•	obstacles to obtaining domestic and foreign export, import and other governmental approvals, permits and licenses and compliance with foreign laws;

•	potentially adverse tax consequences and the complexities of foreign value-added tax systems;

•	adverse changes in tariffs and trade restrictions;

•	limitations on the repatriation of earnings;

•	difficulties in staffing and managing foreign operations;

•	transportation delays and difficulties of managing international distribution channels;

•	longer collection periods and difficulties in collecting receivables from foreign entities;

•	increased financing costs; and

•	political, social and economic instability and increased security concerns.

These risks may limit or disrupt our expansion, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Our goal of succeeding as an international company depends, in part, on our ability to develop and implement policies and strategies that are effective in anticipating and managing these and other risks in the countries in which we do business. Failure to manage these and other risks may have a material adverse effect on our operations in any particular country and on our business as a whole.

We may seek to grow our business through acquisitions of or investments in new or complementary businesses, products or technologies, and the failure to manage acquisitions or investments, or the failure to integrate them with our existing business, could have a material adverse effect on us.

From time to time we expect to consider opportunities to acquire or make investments in other technologies, products and businesses that may enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products or business operations;

•	issues maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with acquisitions;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

We have no current commitments with respect to any acquisition or investment. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers or distributors. Our ability to successfully grow through acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses and to obtain any necessary financing. These efforts could be expensive and time-consuming, and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to integrate any acquired businesses, products or technologies effectively, our business, results of operations and financial condition will be materially adversely affected.

We are required to maintain high levels of inventory, which could consume a significant amount of our resources and reduce our cash flows.

As a result of the need to maintain substantial levels of inventory, we are subject to the risk of inventory obsolescence. Many of our products come in sets, which feature components in a variety of sizes so that the implant or device may be customized to the patient’s needs. In order to market our products effectively, we often must maintain and provide surgeons and hospitals with consigned implant sets, back-up products and products of different sizes. For each surgery, fewer than all of the components of the set are used, and therefore certain portions of the set may become obsolete before they can be used. In the event that a substantial portion of our inventory becomes obsolete, it could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

If we experience significant disruptions in our information technology systems, our business, results of operations and financial condition could be adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage:

•	sales and marketing, accounting and financial functions;

•	inventory management;

•	engineering and product development tasks; and

•	our research and development data.

Our information technology systems are vulnerable to damage or interruption from:

•	earthquakes, fires, floods and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers;

•	power losses; and

•	computer systems, or Internet, telecommunications or data network failures.

The failure of our information technology systems to perform as we anticipate or our failure to effectively implement new systems could disrupt our entire operation and could result in decreased sales, increased overhead costs, excess inventory and product shortages, all of which could have a material adverse effect on our reputation, business, results of operations and financial condition.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, results of operations or financial condition.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to aggregate purchasing power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for hospitals. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, results of operations or financial condition.

Our sales volumes and our operating results may fluctuate over the course of the year.

Our business is generally not seasonal in nature. However, our sales may be influenced by summer vacation and winter holiday periods, during which we have experienced fewer spine surgeries taking place. We have experienced and continue to experience meaningful variability in our sales and gross profit among quarters, as well as within each quarter, as a result of a number of factors, including, among other things:

•	the number of products sold in the quarter;

•	the demand for, and pricing of, our products and the products of our competitors;

•	the timing of or failure to obtain regulatory clearances or approvals for products;

•	costs, benefits and timing of new product introductions;

•	increased competition;

•	the availability and cost of components and materials;

•	the number of selling days in the quarter;

•	fluctuation and foreign currency exchange rates; and

•	impairment and other special charges.

We may not be able to strengthen our brand.

We believe that establishing and strengthening our brand is critical to achieving widespread acceptance of our products, particularly because of the rapidly developing nature of the market for our products. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide surgeons with a reliable product for successful treatment of spine diseases and disorders. Historically, our efforts to build our brand have involved significant expense, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These brand promotion activities may not yield increased sales and, even if they do, any sales increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our products may not be accepted by spine surgeons, which would cause our sales to decrease and would adversely affect our business, results of operations and financial condition.

Fluctuations in insurance cost and availability could adversely affect our profitability or our risk management profile.

We hold a number of insurance policies, including product liability insurance, directors’ and officers’ liability insurance, property insurance and workers’ compensation insurance. If the costs of maintaining adequate insurance coverage increase significantly in the future, our operating results could be materially adversely affected. Likewise, if any of our current insurance coverage should become unavailable to us or become economically impractical, we would be required to operate our business without indemnity from commercial insurance providers. If we operate our business without insurance, we could be responsible for paying claims or judgments against us that would have otherwise been covered by insurance, which could adversely affect our results of operations or financial condition.

Risks Related to our Legal and Regulatory Environment

Our medical device products and operations are subject to extensive governmental regulation both in the United States and abroad, and our failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. The FDA and other U.S. and foreign governmental agencies regulate, among other things, with respect to medical devices:

•	design, development and manufacturing;

•	testing, labeling, content and language of instructions for use and storage;

•	clinical trials;

•	product safety;

•	marketing, sales and distribution;

•	pre-market clearance and approval;

•	record keeping procedures;

•	advertising and promotion;

•	recalls and field safety corrective actions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

•	post-market approval studies; and

•	product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

Before we can market or sell a new regulated product or a significant modification to an existing product in the United States, we must obtain either clearance under Section 510(k) of the FDCA or approval of a pre-market approval, or PMA, application from the FDA, unless an exemption from pre-market review applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). Both the 510(k) and PMA processes can be expensive and lengthy and require the payment of significant fees, unless exempt. The FDA’s

510(k) clearance process usually takes from three to 12 months, but may last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

In the United States, our currently commercialized products have either received pre-market clearance under Section 510(k) of the FDCA or are exempt from pre-market review. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain PMA process. Although we do not currently market any devices under PMA, the FDA may demand that we obtain a PMA prior to marketing certain of our future products. In addition, if the FDA disagrees with our determination that a product we currently market is subject to an exemption from pre-market review, the FDA may require us to submit a 501(k) or PMA in order to continue marketing the product. Further, even with respect to those future products where a PMA is not required, we cannot assure you that we will be able to obtain the 510(k) clearances with respect to those products.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	we may not be able to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended users;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

•	the manufacturing process or facilities we use may not meet applicable requirements.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently approved or cleared products on a timely basis. For example, FDA recently initiated a review of the pre-market clearance process in response to internal and external concerns regarding the 510(k) program. In January 2011, the FDA announced twenty-five action items designed to make the process more rigorous and transparent. Some of these proposals, if enacted, could impose additional regulatory requirements upon us which could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances.

Any delay in, or failure to receive or maintain, clearance or approval for our products under development could prevent us from generating revenue from these products or achieving profitability. Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some surgeons from using our products and adversely affect our reputation and the perceived safety and efficacy of our products.

In addition, even after we have obtained the proper regulatory approval to market a product, the FDA has the power to require us to conduct postmarketing studies. For example, the FDA issued a 522 Order in October 2009 requiring companies that market dynamic stabilization systems, such as our TRANSITION system, to conduct postmarketing studies on those systems. These studies can be very expensive and time-consuming to conduct. Failure to comply with those studies in a timely manner could result in the revocation of the 510(k) clearance for the product that is subject to such a 522 Order and the recall or withdrawal of the product, which could prevent us from generating sales from that product in the United States.

In the EEA, our medical devices must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the CE conformity mark to our medical devices, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. The Notified Body would typically audit and examine the quality system for the manufacture, design and final inspection of our devices before issuing a certification demonstrating compliance with the essential requirements.

Additionally, as part of the conformity assessment process, medical device manufacturers must carry out a clinical evaluation of their medical devices to verify that they comply with the relevant essential requirements of the Medical Device Directive covering safety and performance. This verification will generally comprise an assessment of whether a medical device’s performance is in accordance with its intended use, that the known and foreseeable risks linked to the use of the device under normal conditions are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (i) clinical studies conducted on the devices being assessed; (ii) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated ; or (iii) both clinical studies and scientific literature. With respect to implantable devices or devices classified as Class III in the EU, the manufacturer must conduct clinical studies to obtain the required clinical data, unless the relying on existing clinical data from similar devices can be justified. As part of the conformity assessment process, depending on the type of devices, the Notified Body will review the manufacturer’s clinical evaluation process, assess the clinical evaluation data of a representative sample of the devices’ subcategory or generic group (for Class IIa and IIb devices), or assess all the clinical evaluation data, verify the manufacturer’s assessment of that data, and assess the validity of the clinical evaluation report and the conclusions drawn by the manufacturer (for implantable and Class III devices). The conduct of clinical studies to obtain clinical data that might be required as part of the described clinical evaluation process can be expensive and time-consuming.

Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as:

•	warning letters;

•	fines;

•	injunctions;

•	civil penalties;

•	termination of distribution;

•	recalls or seizures of products;

•	delays in the introduction of products into the market;

•	total or partial suspension of production;

•	refusal of the FDA or other regulator to grant future clearances or approvals;

•	withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our products; and/or

•	in the most serious cases, criminal penalties.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, results of operations and financial condition. For example, we recently executed a settlement agreement with the FDA in which we and our CEO, David C. Paul, agreed to pay a total of $1.0 million in exchange for the FDA’s release of claims related solely to the FDA’s determination that we failed to obtain the 510(k) clearance required for the sale of our NuBone product, which we ceased selling in the United States in December 2010.

Modifications to our products may require new 510(k) clearances or pre-market approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have modified some of our 510(k) cleared products, and have determined based on our review of the applicable FDA guidance that in certain instances new 510(k) clearances or pre-market approvals are not required. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMAs for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Furthermore, the FDA’s ongoing review of the 510(k) program may make it more difficult for us to make modifications to our previously cleared products, either by imposing more strict requirements on when a new 510(k) for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions. In July and December 2011, respectively, the FDA issued draft guidance documents addressing when to submit a new 510(k) due to modifications to 510(k)-cleared products and the criteria for evaluating substantial equivalence. The practical import of these new guidance documents on 510(k)s for new and modified products remains unclear, and we cannot assure you that they will not result in a more rigorous pre-market clearance process.

In the EEA, we must inform the Notified Body that carried out the conformity assessment of the medical devices we market or sell in the EEA of any planned substantial changes to our quality system or changes to our devices which could affect compliance with the essential requirements or the devices’ intended use. The Notified Body will then assess the changes and verify whether they affect the products’ conformity. If the assessment is favorable the Notified Body will issue a new certificate or an addendum to the existing certificates attesting compliance with the essential requirements.

We may fail to obtain or maintain foreign regulatory approvals to market our products in other countries.

We currently market our products internationally and intend to expand our international marketing. International jurisdictions require separate regulatory approvals and compliance with numerous and varying regulatory requirements. For example, we intend to continue to seek regulatory clearance to market our primary products in the EU/EEA, Brazil, Canada and other key markets. The approval procedures vary among countries and may involve requirements for additional testing, and the time required to obtain approval may differ from country to country and from that required to obtain FDA clearance or approval.

Clearance or approval by the FDA does not ensure approval or certification by regulatory authorities in other countries or jurisdictions, and approval or certification by one foreign regulatory authority does not ensure approval or certification by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval or certification process may include all of the risks associated with obtaining FDA clearance or approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals or certifications and may not receive necessary approvals to commercialize our products in any market. If we fail to receive necessary approvals or certifications to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, results of operations and financial condition could be adversely affected.

We are subject to risks associated with our non-U.S. operations.

The FCPA and similar worldwide anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The FCPA also imposes accounting standards and requirements on publicly traded U.S. corporations and their foreign affiliates, which are intended to prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made. Because of the predominance of government-sponsored healthcare systems around the world, many of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and result in a material adverse effect on our business, results of operations and financial condition. We also could suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures, including further changes or enhancements to our procedures, policies and controls, as well as potential personnel changes and disciplinary actions.

Furthermore, we are subject to the export controls and economic embargo rules and regulations of the United States, including, but not limited to, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury, as well as the laws and regulations administered by the Department of Commerce. These regulations limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. A determination that we have failed to comply, whether knowingly or inadvertently, may result in substantial penalties, including fines and enforcement actions and civil and/or criminal sanctions, the disgorgement of profits and the imposition of a court-appointed monitor, as well as the denial of export privileges, and may have an adverse effect on our reputation.

These and other factors may have a material adverse effect on our international operations or on our business, results of operations and financial condition generally.

If we or our suppliers fail to comply with the FDA’s good manufacturing practice regulations, this could impair our ability to market our products in a cost-effective and timely manner.

We and our third-party suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. In addition, suppliers and processors of allograft must comply with the FDA’s current Good Tissue Practice regulations, or GTPs, which govern the methods used in and the facilities and controls used for the manufacture of human cell tissue and cellular and tissue-based products, record-keeping and the establishment of a quality program.

The FDA audits compliance with the QSR and GTPs through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may impose inspections or audits at any time. If we or our suppliers have significant non-compliance issues or if any corrective action plan that we or our suppliers propose in response to observed deficiencies is not sufficient, the FDA could take enforcement action, including any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or pre-market approval of new products or modified products;

•	withdrawing 510(k) clearances or pre-market approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

Any of these sanctions could have a material adverse effect on our reputation, business, results of operations and financial condition.

Outside the United States, our products and operations are also often required to comply with standards set by industrial standards bodies, such as the International Organization for Standardization, or ISO. Foreign regulatory bodies may evaluate our products or the testing that our products undergo against these standards. The specific standards, types of evaluation and scope of review differ among foreign regulatory bodies. We intend to comply with the standards enforced by such foreign regulatory bodies as needed to commercialize our products. If we fail to adequately comply with any of these standards, a foreign regulatory body may take adverse actions similar to those within the power of the FDA. Any such action may harm our reputation and business, and could have an adverse effect on our business, results of operations and financial condition.

A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Further, under the FDA’s medical device reporting, or MDR, regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, results of operations and financial condition.

In the EEA we must comply with the EU Medical Device Vigilance System. Under this system, incidents must be reported to the relevant authorities of the Member States of the EEA, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

Any adverse event involving our products, whether in the United States or abroad, could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

We may be subject to enforcement action if we engage in the off-label promotion of our products.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of off-label use. Physicians may use our products off-label, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us and harm our reputation.

Governmental regulation and limited sources and suppliers could restrict our procurement and use of tissue.

In the United States, the procurement and transplantation of allograft bone tissue is subject to federal law pursuant to the National Organ Transplant Act, or NOTA, a criminal statute which prohibits the purchase and sale of human organs used in human transplantation, including bone and related tissue, for “valuable consideration.” NOTA permits reasonable payments associated with the removal, transportation, processing, preservation, quality control, implantation and storage of human bone tissue. We provide services in all of these areas in the United States, with the exception of removal and implantation, and receive payments for all such services. We make payments to certain of our clients and tissue banks for their services related to recovering allograft bone tissue on our behalf. If NOTA is interpreted or enforced in a manner that prevents us from receiving payment for services we render or that prevents us from paying tissue banks or certain of our clients for the services they render for us, our business could be materially adversely affected.

We depend on a limited number of sources of human tissue for use in some of our advanced biomaterials products and a limited number of entities to process the human tissue for use in those advanced biomaterials products, and any failure to obtain tissue from these sources or to have the tissue processed by these entities for us in a timely manner will interfere with our ability to effectively meet demand for our advanced biomaterials products incorporating human tissue. One third-party supplier currently supplies all of our needs for allograft implants and products, although we expect to engage other suppliers in the future. The processing of human tissue into our advanced biomaterials products is very labor-intensive and it is therefore difficult to maintain a steady supply stream. In addition, due to seasonal changes in mortality rates, some scarce tissues used in our advanced biomaterials products are at times in particularly short supply. We cannot be certain that our current supply of allograft implants and supplies from that supplier, plus any additional source that we identify in the future, will be sufficient to meet our needs. Our dependence on a single or small number of third-party suppliers and the challenges we may face in obtaining adequate supplies of human tissue involve several risks, including limited control over pricing, availability, quality and delivery schedules. In addition, any supply interruption in a limited or sole-sourced human tissue component, could materially harm our and our third-party suppliers’ ability to manufacture our advanced biomaterials products until a new source of supply, if any, could be found. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

Negative publicity concerning methods of tissue recovery and screening of donor tissue in our industry could reduce demand for our advanced biomaterials products and impact the supply of available donor tissue.

Media reports or other negative publicity concerning both alleged improper methods of tissue recovery from donors and disease transmission from donated tissue could limit widespread acceptance of some of our advanced biomaterials products. Unfavorable reports of improper or illegal tissue recovery practices, both in the United States and internationally, as well as incidents of improperly processed tissue leading to the transmission of disease, may broadly affect the rate of future tissue donation and market acceptance of technologies incorporating human tissue. In addition, such negative publicity could cause the families of potential donors to become reluctant to agree to donate tissue to for-profit tissue processors. For example, the media has reported examples of alleged illegal harvesting of body parts from cadavers and resulting recalls conducted by certain companies selling human tissue based products affected by the alleged illegal harvesting. These reports and others could have a negative effect on our tissue regeneration business.

We are subject to environmental laws and regulations that can impose significant costs and expose us to potential financial liabilities.

The manufacture of certain of our products, including our allograft implants and products, and the handling of materials used in the product testing process, including in our cadaveric laboratory, involve the controlled use of biological, hazardous and/or radioactive materials and wastes. Our business and facilities and those of our suppliers are subject to foreign, federal, state and local laws and regulations relating to the protection of human health and the environment, including those governing the use, manufacture, storage, handling and disposal of, and exposure to, such materials and wastes. In addition, under some environmental laws and regulations, we could be held responsible for costs relating to any contamination at our past or present facilities and at third-party waste disposal sites even if such contamination was not caused by us. A failure to comply with current or future environmental laws and regulations could result in severe fines or penalties. Any such expenses or liability could have a significant negative impact on our business, results of operations and financial condition.

We or our suppliers may be the subject of claims for non-compliance with FDA regulations in connection with the processing, manufacturing or distribution of our proposed allograft or other advanced biomaterials implants and products.

Allegations may be made against us or against donor recovery groups or tissue banks, including those with which we have a contractual supplier relationship, claiming that the acquisition or processing of tissue for allograft implants and products or other advanced biomaterials products does not comply with applicable FDA regulations or other relevant statutes and regulations. Allegations like these could cause regulators or other authorities to take investigative or other action against us or our suppliers, or could cause negative publicity for us or our industry generally. These actions or any negative publicity could cause us to incur substantial costs, divert the attention of our management from our business and harm our reputation.

We and our distributor sales representatives must comply with U.S. federal and state fraud and abuse laws, including anti-kickback laws and other U.S. federal and state anti-referral laws.

There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Our relationships with surgeons, hospitals and our independent distributors are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs. Because of the far-reaching nature of these laws, we may be required to alter or discontinue one or more of our business practices to be in compliance with these laws.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

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the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

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federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

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the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections;

•	the federal Foreign Corrupt Practices Act of 1997, which prohibits corrupt payments, gifts or transfers of value to foreign officials; and

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foreign and U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Further, the recently enacted Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or, collectively, the PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty under the PPACA without actual knowledge of the statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

We have entered into consulting agreements and royalty agreements with surgeons, including some who make referrals to us. In addition, some of our referring surgeons own our stock, which they either purchased in an arm’s length transaction on terms identical to those offered to non-referral sources or received from us as fair market value consideration for consulting services performed. While these transactions were structured with the intention of complying with all applicable laws, including the federal ban on physician self-referrals, commonly known as the “Stark Law,” state anti-referral laws and other applicable anti-kickback laws, to the extent applicable, it is possible that regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. Regulators also could prohibit us from accepting payment for referrals from these surgeons. We would be materially and adversely affected if regulatory agencies interpret our financial relationships with spine surgeons who order our products to be in violation of applicable laws and we were unable to comply with applicable laws. This could subject us to monetary penalties for non-compliance, the cost of which could be substantial, or we may be unable to accept referrals from such surgeons.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, has recently increased its scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management’s attention from the business. Additionally, if a healthcare company settles an investigation with the DOJ or other law enforcement agencies, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

In certain cases, federal and state authorities pursue actions for false claims on the basis that manufacturers and distributors are promoting unapproved, or “off-label” uses of their products. Pursuant to FDA regulations, we can only market our products for cleared or approved uses. Although surgeons are permitted to use medical devices for indications other than those cleared or approved by the FDA, we are prohibited from promoting products for “off-label” uses. We market our products and provide promotional materials and training programs to surgeons regarding the use of our products. If it is determined that our marketing, promotional materials or training programs constitute promotion of unapproved uses, we could be subject to significant fines in addition to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure and criminal penalty.

Beginning in 2013, the PPACA also imposes new reporting and disclosure requirements on device manufacturers for payments to healthcare providers and ownership of their stock by healthcare providers. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests not reported in an annual submission. On December 14, 2011, CMS released its proposed rule implementing these provisions, providing further clarification to ambiguous or unclear statutory language and providing instructions for manufacturers to comply with such requirements. In addition, CMS estimates that approximately 1,000 device and medical supply companies will be required to comply with the disclosure requirements and that the average cost per entity will be approximately $170,000 in the first year. CMS closed its comment period on February 17, 2012.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of commercial compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to physicians. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may run afoul of one or more of the requirements.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal or state regulatory authorities might challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations and financial condition. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming. Additionally, we cannot predict the impact of any changes in these laws, whether or not retroactive.

Legislative or regulatory healthcare reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our products and to produce, market and distribute our products after clearance or approval is obtained.

Recent political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. The sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other healthcare-related organizations. Both the Federal and state governments in the United States and foreign governments continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare. Such legislation and regulations may result in decreased reimbursement for medical devices, which may further exacerbate industry-wide pressure to reduce the prices charged for medical devices. This could harm our ability to market our products and generate sales.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. Delays in receipt of or failure to receive regulatory clearances or approvals for our new products would have a material adverse effect on our business, results of operations and financial condition. In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements, including which devices are eligible for 510(k) clearance, the ability to rescind previously granted 510(k) clearances and additional requirements that may significantly impact the process.

Federal and state governments in the United States have recently enacted legislation to overhaul the nation’s healthcare system. While the goal of healthcare reform is to expand coverage to more individuals, it also involves increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The PPACA substantially changes the way healthcare is financed by both governmental and private insurers, encourages improvements in the quality of healthcare items and services and significantly impacts the medical device industries. Among other things, the PPACA:

•	establishes a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

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implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models, beginning on or before January 1, 2013; and

•	creates an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

A number of state governors have strenuously opposed certain of the PPACA’s provisions, and initiated lawsuits challenging its constitutionality. These challenges are pending final adjudication in several jurisdictions, including the United States Supreme Court. Congress has also proposed a number of legislative initiatives, including possible repeal of the PPACA. At this time, it remains unclear whether there will be any changes made to the PPACA, whether to certain provisions or its entirety.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. Most recently, on August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. The uncertainties regarding the ultimate features of the PPACA and other healthcare reform initiatives and their enactment and implementation may have an adverse effect on our customers’ purchasing decisions regarding our products. In the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our products. Cost control initiatives could decrease the price that we receive for our products. At this time, we cannot predict which, if any, additional healthcare reform proposals will be adopted, when they may be adopted or what impact they, or the PPACA, may have on our business and operations, and any such impact may be adverse on our operating results and financial condition.

Our financial performance may be adversely affected by medical device tax provisions in the healthcare reform laws.

The PPACA imposes, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013. Under these provisions, the Congressional Research Service predicts that the total cost to the medical device industry may be up to $20 billion over the next decade. We expect to be subject to this excise tax in the future on our sales of certain medical devices we manufacture, produce or import. We anticipate that all of our sales of medical devices in the United States will be subject to this 2.3% excise tax. The financial impact of this tax on our business is unclear and there can be no assurance that our business will not be materially adversely affected by it.

Risks Related to our Financial Results and Need for Financing

We will need to generate significant sales to remain profitable.

We intend to increase our operating expenses substantially as we add sales representatives and distributors to increase our geographic sales coverage, submit additional investigational device exemption applications to the FDA, increase our marketing capabilities, conduct clinical trials and increase our general and administrative functions to support our growing operations. We will need to generate significant sales to maintain profitability and we might not be able to do so. Even if we do generate significant sales, we might not be able to sustain or increase profitability on a quarterly or annual basis in the future. If our sales grow more slowly than we anticipate or if our operating expenses exceed our expectations, our financial performance will likely be adversely affected.

Our quarterly operating results may fluctuate significantly.

Our operating results are difficult to predict and may be subject to quarterly fluctuations. Our sales and results of operations will be affected by numerous factors, including:

•	our ability to drive increased sales of our products;

•	our ability to establish and maintain an effective and dedicated sales force;

•	pricing pressure applicable to our products, including adverse third-party coverage and reimbursement outcomes;

•	results of clinical research and trials on our existing products and products in development;

•	the mix of our products sold because profit margins differ amongst our products;

•	timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

•	the ability of our suppliers to timely provide us with an adequate supply of materials and components;

•	the evolving product offerings of our competitors;

•	regulatory approvals and legislative changes affecting the products we may offer or those of our competitors;

•	interruption in the manufacturing or distribution of our products;

•	the effect of competing technological, industry and market developments;

•	changes in our ability to obtain regulatory clearance or approval for our products; and

•	our ability to expand the geographic reach of our sales and marketing efforts.

Many of the products we may seek to develop and introduce in the future will require FDA approval or clearance before commercialization in the United States, and commercialization of such products outside of the United States would likely require additional regulatory approvals and import licenses. As a result, it will be difficult for us to forecast demand for these products with any degree of certainty. In addition, we will be increasing our operating expenses as we expand our commercial capabilities. Accordingly, we may experience significant, unanticipated quarterly losses. If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our Class A common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our Class A common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

We believe that our current cash and cash equivalents, including the proceeds from this offering together with the cash to be generated from expected product sales, will be sufficient to meet our projected operating requirements for the next twelve months. However, continued expansion of our business will be expensive and we may seek additional funds from public and private stock offerings, borrowings under our existing or future credit facilities or other sources. Our capital requirements will depend on many factors, including:

•	the revenues generated by sales of our products;

•	the costs associated with expanding our sales and marketing efforts;

•	the expenses we incur in manufacturing and selling our products;

•	the costs of developing and commercializing new products or technologies;

•	the cost of obtaining and maintaining regulatory approval or clearance of our products and products in development;

•	the number and timing of acquisitions and other strategic transactions;

•	the costs associated with our planned international expansion;

•	the costs associated with increased capital expenditures, including fixed asset purchases of instrument sets which we loan to hospitals to support surgeries; and

•	unanticipated general and administrative expenses.

As a result of these factors, we may seek to raise additional capital, and such capital may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional capital, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional capital through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our products, potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise capital on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures, changes in our supplier relationships, or unanticipated customer requirements. Any of these events could adversely affect our ability to achieve our development and commercialization goals, which could have a material adverse effect on our business, results of operations and financial condition.

Prolonged negative economic conditions in domestic and global markets may adversely affect us, our suppliers, counterparties and consumers, which could harm our financial position.

As has been widely reported, global credit and financial markets have been experiencing extreme disruptions over the past several years, including severely diminished liquidity and availability of credit, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Credit and financial markets and confidence in economic conditions might deteriorate further. Our general business strategy may be adversely affected by the recent economic downturn and volatile business environment and continued unpredictable and unstable market conditions. In addition, there is a risk that one or more of our current service providers, suppliers and other partners may not continue to operate, which could directly affect our ability to attain our operating goals on schedule and on budget. Any lender that is obligated to provide funding to us under any now existing or future credit agreement with us may not be able to provide funding in a timely manner, or at all, when we require it. The cost of, or lack of, available credit or equity financing could impact our ability to develop sufficient liquidity to maintain or grow our company, which in turn may adversely affect our business, results of operations or financial condition. We also manage cash and cash equivalents and short-term investments through various institutions. There may be a risk of loss on investments based on the volatility of the underlying instruments that will prevent us from recovering the full principal of our investments. These negative changes in domestic and global economic conditions or additional disruptions of either or both of the financial and credit markets may also affect third-party payors and may have a material adverse effect on our stock price, business, results of operations, financial condition and liquidity.

Our existing revolving credit facility contains restrictive covenants that may limit our operating flexibility.

Our existing revolving credit facility contains certain restrictive covenants that limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, pay dividends, incur additional indebtedness and liens, experience changes in management and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the revolving credit facility. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest on any such debt. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt.

Risks Related to our Intellectual Property and Potential Litigation

Our ability to protect our intellectual property and proprietary technology is uncertain.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods, to protect our proprietary technologies and know-how. As of April 30, 2012, we owned 98 issued U.S. patents and had applications pending for 247 U.S. patents, and we owned 40 issued foreign patents and had applications pending for 95 foreign patents. One of our issued patents expires in March 2015 and the rest of our issued patents expire between November 2019 and June 2030. We also have 39 pending U.S. trademark applications and two pending foreign trademark applications, as well as 74 trademark registrations, including 59 U.S. trademark registrations and 15 foreign trademark registrations.

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. The rights granted to us under our patents, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage and they could be opposed, contested or circumvented by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer the same or similar products or technologies. Competitors may be able to design around our patents or develop products that provide outcomes which are comparable to ours without infringing on our intellectual property rights. We have entered into confidentiality agreements and intellectual property assignment agreements with our officers, employees, consultants and advisors regarding our intellectual property and proprietary technology. In the event of unauthorized use or disclosure or other breaches of such agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information. Due to differences between foreign and U.S. patent laws, our patented intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Even if patents are granted outside the United States, effective enforcement in those countries may not be available. Since most of our issued patents and pending patent applications are for the United States only, we lack a corresponding scope of patent protection in other countries. In countries where we do not have significant patent protection, we may not be able to stop a competitor from marketing products in such countries that are the same as or similar to our products.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

If a competitor infringes upon one of our patents, trademarks or other intellectual property rights, enforcing those patents, trademarks and other rights may be difficult and time consuming. Even if successful, litigation to defend our patents and trademarks against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources or desire to defend our patents or trademarks against challenges or to enforce our intellectual property rights.

We are subject to various litigation claims and legal proceedings, including litigation initiated by NuVasive, Synthes, N-Spine, L5 and Sabatino Bianco.

We, as well as certain of our officers and independent distributors, are subject to a number of legal proceedings, including those initiated by NuVasive, Synthes, N-Spine (subsequently acquired by Synthes), L5, and Sabatino Bianco, which are described in more detail under “Business—Legal Proceedings.” These lawsuits may result in significant legal fees and expenses and could divert management’s time and other resources. If the claims contained in these lawsuits are successfully asserted against us, we could be liable for damages and be required to alter or cease certain of our business practices or product lines. Any of these outcomes could cause our business, financial performance and cash position to be negatively impacted. There is no guarantee of a successful result in any of these lawsuits, either in defending these claims or in pursuing counterclaims.

The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages, and/or prevent us from marketing our existing or future products.

Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of third parties. Significant litigation regarding patent rights exists in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. We have not conducted an independent review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and uncertainty of litigation increase the risk of business assets and management’s attention being diverted to patent litigation. We have received in the past, and expect to receive in the future, particularly as a public company, communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights and/or offering licenses to such intellectual property. We are currently subject to lawsuits, and have received other written allegations, claiming that we have infringed certain patents of our competitors, including N-Spine (subsequently acquired by Synthes), Synthes and NuVasive. A summary of the N-Spine, Synthes, and NuVasive cases is provided under “Business—Legal Proceedings.” Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contains the allegedly infringing intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;

•	incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property, which could be costly and disruptive; or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business, and harm our reputation. Further, as the number of participants in the spine industry grows, the possibility of intellectual property infringement claims against us increases. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (including treble, or triple, damages if an infringement is found to be willful) and/or royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition.

In addition, we generally indemnify our customers and distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We may be subject to damages resulting from claims that we, our employees or our independent distributors have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors, in some cases until recently. Many of our independent distributors sell, or in the past have sold, products of our competitors. We may be subject to claims that we, our employees, or our independent distributors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we have been and may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. For example, as discussed elsewhere in this prospectus, we are currently involved in a lawsuit brought by NuVasive with respect to our employment of former employees of NuVasive. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. There can be no assurance that this type of litigation will not continue, and any future litigation or the threat thereof may adversely affect our ability to hire additional direct sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations and financial condition.

Because allograft implants used in our advanced biomaterials program may entail a risk of communicable diseases to human recipients, we may be the subject of product liability claims regarding our allograft implants.

The development of allograft implants and technologies for human tissue repair and treatment may entail particular risk of transmitting diseases to human recipients. Any such transmission could result in the assertion of substantial product liability claims against us. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Claims against us arising out of our advanced biomaterials program, regardless of their merit or potential outcome, may also hurt our reputation and ability to sell our products.

We may incur product liability losses, and insurance coverage may be inadequate or unavailable to cover these losses.

Our business exposes us to potential product liability claims that are inherent in the testing, design, manufacture and sale of medical devices for spine surgery procedures. Spine surgery involves significant risk of serious complications, including bleeding, nerve injury, paralysis and even death. In addition, if longer-term patient results and experience indicates that our products or any component of a product cause tissue damage, motor impairment or other adverse effects, we could be subject to significant liability. Furthermore, if spine surgeons are not sufficiently trained in the use of our products, they may misuse or ineffectively use our products, which may result in unsatisfactory patient outcomes or patient injury. We could become the subject of product liability lawsuits alleging that component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients. Product liability lawsuits and claims, safety alerts or product recalls, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation, our ability to attract and retain customers and our results of operations or financial condition.

Although we maintain third-party product liability insurance coverage, it is possible that claims against us may exceed the coverage limits of our insurance policies or cause us to record a self-insured loss. Even if any product liability loss is covered by an insurance policy, these policies typically have substantial retentions or deductibles that we are responsible for. Product liability claims in excess of applicable insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

In addition, any product liability claim brought against us, with or without merit, could result in an increase of our product liability insurance rates. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all.

Risks Related to the Ownership of our Class A Common Stock

Because of their significant stock ownership, our chief executive officer, our other executive officers, and our directors and principal stockholders will be able to exert control over us and our significant corporate decisions.

Based on an aggregate of 286,992,443 shares of our Class A and Class B common stock outstanding as of March 31, 2012, after giving effect to the automatic conversions of our Series E preferred stock to shares of our Class B common stock, the subsequent automatic conversion of shares of our Class B common stock to shares of our Class A common stock and the subsequent automatic conversion of all shares of our Class C common stock to shares of our Class A common stock as discussed elsewhere in this prospectus, as of March 31, 2012, our executive officers and directors, and holders of more than 5% of our outstanding Class A common stock on an as-converted basis, and their affiliates beneficially owned, in the aggregate, approximately 89.1% of the voting power of our outstanding capital stock. Upon completion of this offering, our executive officers and directors, and holders of more than 5% of our outstanding Class A common stock on an as-converted basis, and their affiliates will still hold a significant portion of our voting power. In particular, as of March 31, 2012, David C. Paul, our CEO, controlled, on an as-converted basis, 34.5% of our Class A and Class B common stock, representing 84.0% of the voting power of our outstanding capital stock as of that date. Upon the closing of this offering, the shares owned by David C. Paul will represent     % of the voting power of our outstanding capital stock. As a result, these persons, acting together, or even David C. Paul, acting alone, will have the ability to significantly influence or determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. Furthermore, upon the closing of this offering, we will have          shares of Class B common stock available for issuance. This amount will exceed 5% of our outstanding common stock after completion of this offering, meaning our board of directors could issue Class B common stock without necessarily triggering the automatic conversion of that Class B common stock to Class A common stock that, pursuant to our charter, after the closing of this offering, will occur when any holder’s shares of Class B common stock represents less than 5% of the aggregate number of all outstanding shares of our common stock, thereby further concentrating the voting power of our capital stock in a limited number of stockholders.

The interests of our executive officers, directors and principal stockholders might not coincide with the interests of the other holders of our capital stock. This concentration of ownership may harm the value of our Class A common stock by, among other things:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

Following the offering, we will be a “controlled company” within the meaning of the New York Stock Exchange Rules, and we intend to take advantage of exemptions from certain corporate governance requirements.

Following this offering, David C. Paul, alone, and our management, directors and significant stockholders, collectively, will beneficially own a majority of the voting power of our outstanding common stock. Under the New York Stock Exchange Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors to be independent, as defined in the New York Stock Exchange Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Following this offering, we intend to rely on the “controlled company” exemption under the New York Stock Exchange Rules. As a result, a majority of the members of our board of directors may not be independent directors and our nominating and corporate governance and compensation committees will not consist entirely of independent directors. Accordingly, while we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange’s corporate governance requirements.

Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue 35 million shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our Class A common stock, which may reduce its value.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could depress the price of our Class A common stock and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain other provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable.

In addition, following this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, regulating corporate takeovers and which has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our Class A common stock. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such date, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. The existence of these provisions could negatively affect the price of our Class A common stock and limit opportunities for you to realize value in a corporate transaction.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, we have a revolving credit facility that, if we borrow under it, may preclude us from paying any dividends. Accordingly, you may have to sell some or all of your shares of our Class A common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell shares and you may lose the entire amount of the investment.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds that we receive from this offering. We expect to use the majority of the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and marketing efforts and continued investments in research and development; however we do not have any specific uses of the net proceeds planned. Such net proceeds may be used for corporate purposes that do not favorably affect our operating results. In addition, until we use the net proceeds, they may be placed in investments that do not produce income or that lose value.

There is no existing market for our Class A common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has been no public market for our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any shares of our Class A common stock that you purchase, and the value of such shares might be materially impaired. The initial public offering price for our Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price you paid in this offering.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. Moreover, if one or more of the analysts who cover our company downgrade our Class A common stock or release a negative report, or if our operating results do not meet analyst expectations, the price of our Class A common stock could decline.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements and relief from certain other significant obligations that are applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

The requirements of being a public company will increase our costs and may strain our resources and distract our management.

We have historically operated our business as a private company. As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly, after we are no longer an “emerging growth company.” After the consummation of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, which requires that we file annual, quarterly and current reports with respect to our business and financial condition, and the rules and regulations implemented by the Securities and Exchange Commission, or SEC, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the New York Stock Exchange, each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with federal securities laws and the New York Stock Exchange Rules;

•	expand the roles and duties of our board of directors and committees thereof;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

•	comply with the Sarbanes-Oxley Act of 2002, in particular Section 404 and Section 302.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. A number of these requirements will require us to carry out activities we have not done previously and complying with such requirements may divert management’s attention from other business concerns, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We may remain an “emerging growth company” for up to five years. See “Summary—Implications of Being an Emerging Growth Company.”

These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. We also expect that it will be difficult and expensive to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Pursuant to the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an “emerging growth company” and we may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

We will be required to disclose changes made in our internal control over financial reporting on a quarterly basis and management will be required to assess the effectiveness of our controls annually. Under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years. See “Summary—Implications of Being an Emerging Growth Company.”

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of our election, our financial statements may not be comparable to the financial statements of other public companies. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a privately held company, we have not been required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act of 2002, or Section 404(a). We anticipate being required to meet these standards in the course of preparing our consolidated financial statements as of and for the year ended December 31, 2013, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and the price of our Class A common stock could decline.

The price of our Class A common stock might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our Class A common stock may prevent you from being able to sell your shares of our Class A common stock at or above the price you paid for such shares. The trading price of our Class A common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	the overall performance of the equity markets;

•	introduction of new services or announcements of significant contracts, acquisitions or capital commitments by us or our competitors;

•	legislative, political or regulatory developments;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	additions or departures of key personnel;

•	threatened or actual litigation and government investigations;

•	investor perceptions of us and the medical device industry, changes in accounting standards, policies, guidance, interpretations or principles;

•	sale of shares of our Class A common stock by us or members of our management;

•	general economic conditions;

•	changes in interest rates; and

•	availability of capital.

These and other factors might cause the market price of our Class A common stock to fluctuate substantially, which might limit or prevent investors from readily selling their shares of our Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results and financial condition.

Future sales, or the perception of future sales, of shares of our Class A common stock could depress the market price of our Class A common stock.

Future sales, or the perception of future sales, of a substantial number of shares of our Class A common stock in the public market after this offering could have a material adverse effect on the prevailing market price of our Class A common stock.

Upon completion of this offering, based on the number of shares of our Class A and Class B common stock outstanding as of March 31, 2012, our outstanding capital stock will consist of                 shares of our Class A common stock and                 shares of our Class B common stock, assuming the automatic conversion of all outstanding shares of our Series E preferred stock into 50,691,245 shares of our Class B common stock, the subsequent automatic conversion of 162,958,164 shares of our Class B common stock into 162,958,164 shares of our Class A common stock (which reflects all such shares of Class B common stock held by those who own less than 10% of the aggregate number of all of our shares of common stock), and the automatic conversion of all shares of our Class C common stock into 206,144 shares of our Class A common stock, all to occur upon the closing of this offering, as well as the automatic conversion of                 shares of Class B common stock into                 shares of Class A common stock upon their sale by the selling stockholders and the issuance by us of                 shares of Class A common stock in this offering. All shares of our Class A common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that are held or acquired by our affiliates, as that term is defined in the Securities Act.

In connection with this offering, we, each of our executive officers, directors and certain stockholders will have entered into lock-up agreements that prevent the sale of shares of our Class A common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of our Class A common stock for 180 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. All of the shares of our Class A common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our Class A common stock after this offering.

Following the completion of this offering, stockholders holding approximately                 shares of our common stock, including shares issued upon conversion of our preferred stock, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. In addition, these holders are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of our common stock. Shares of Class A common stock sold under such registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of Class A common stock are sold in the public market, such sales could reduce the trading price of our Class A common stock. See “Description of Capital Stock—Registration Rights” for a more detailed description of these registration rights.

In the future, we may also issue our securities if we need to raise additional capital. The number of new shares of our Class A common stock issued in connection with raising additional capital could constitute a material portion of the then-outstanding shares of our Class A common stock.

The purchase price of our Class A common stock might not reflect its value, and you may experience dilution as a result of this offering and future equity issuances.

Based on the initial public offering price of $                 per share (the midpoint of the price range shown on the cover page of this prospectus), investors purchasing in this offering will experience an immediate dilution in the net tangible book value per share of our Class A common stock of $                 from such offering price. Investors purchasing in this offering will contribute approximately     % of the total amount invested by stockholders since our inception (gross of estimated expenses of this offering), but will only own approximately                 % of the shares of our Class A common stock outstanding on an as-converted basis. Additionally, the exercise of outstanding options or warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares of our Class A common stock issued in connection with acquisitions, will result in further dilution to investors.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements, principally in “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this prospectus, may adversely affect our results as indicated in forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different and worse from what we expect.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements may be influenced by the following factors, including:

•	our expectations regarding our sales, expenses, effective tax rates and other results of operations;

•	our strategies for growth and sources of new sales;

•	maintaining and expanding our customer base and our relationships with our distribution network;

•	our current and future products and plans to promote them;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	our ability to retain and hire necessary employees and to staff our operations appropriately;

•	our ability to find future acquisition opportunities on favorable terms or at all and to manage any acquisitions;

•	our ability to compete in our industry and with innovation by our competitors;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business;

•	estimates and estimate methodologies used in preparing our consolidated financial statements; and

•	the future trading prices of our Class A common stock and the impact of securities analysts’ reports on these prices.

Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements when making an investment decision.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of                 shares of our Class A common stock in this offering will be approximately $        million assuming an initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed public offering price of $        per share of our Class A common stock would increase (decrease) our expected net proceeds by approximately $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our Class A common stock and thereby enable future access to the public equity markets by us and our employees, obtain additional capital, and facilitate an orderly distribution of shares for the selling stockholders. We intend to use the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and marketing efforts and continued investments in research and development. We do not have any specific uses of the net proceeds planned, nor have we determined the amounts that we will actually spend on those uses. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

We will not receive any proceeds from the sale of any shares of our Class A common stock by the selling stockholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Class A common stock. At the present time, we have no plans to declare or pay any dividends in the near future and intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. The decision to pay dividends is at the discretion of our board of directors and depends upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. In addition, the terms of our revolving credit facility impose restrictions on our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2012 on (1) an actual basis, (2) a pro forma basis to give effect to the following:

•

the automatic conversion of all shares of our Series E preferred stock to 50,691,245 shares of our Class B common stock (which does not give effect to any additional shares of Class B common stock issuable upon conversion of our Series E preferred stock, as described below);

•

the subsequent automatic conversion of 162,958,164 shares of Class B common stock (which reflects all such shares of Class B common stock held by those who own less than 10% of the aggregate number of all outstanding shares of our common stock) to 162,958,164 shares of our Class A common stock;

•	the automatic conversion of all shares of Class C common stock to 206,144 shares of our Class A common stock;

•	the cancellation of the Put Right upon the closing of this offering;

•	the effectiveness of our amended and restated certificate of incorporation prior to the closing of this offering; and

(3) on a pro forma as adjusted basis to give effect to:

•	the automatic conversion of shares of Class B common stock to shares of Class A common stock upon their sale by the selling stockholders in this offering; and

•

the sale of             shares of Class A common stock by us at an offering price of $          per share, (which represents the midpoint of the initial public offering price range indicated on the cover page of this prospectus).

You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

As of March 31, 2012
	Actual	Pro Forma	Pro Forma as Adjusted
(unaudited)
(dollar amounts in thousands, except par value)
Debt, net of current portion	—	—

Preferred stock, par value $0.001; no shares authorized, issued and outstanding actual; 35,000,000 shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	—	—

	As of March 31, 2012
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited)
	(dollar amounts in thousands, except par value)
Series E preferred stock, par value $0.001; 50,691,245 shares authorized, issued and outstanding actual; 50,691,245 shares authorized and no shares issued and outstanding pro forma and pro forma as adjusted	51	—
Class A common stock, par value $0.001; 360,000,000 shares authorized, 24,973,071 shares issued and outstanding actual; 500,000,000 shares authorized, 188,137,379 shares issued and outstanding pro forma; and 500,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	25	188
Class B common stock, par value $0.001; 309,178,636 shares authorized, 211,121,983 shares issued and outstanding actual; 275,000,000 shares authorized, 98,855,064 shares issued and outstanding pro forma; and 275,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	211	99
Class C common stock, par value $0.001; 10,000,000 shares authorized and 206,144 shares issued and outstanding actual; 10,000,000 shares authorized and no shares issued and outstanding pro forma and pro forma as adjusted	—	—
Additional paid-in capital	107,709	107,709
Accumulated other comprehensive loss	(901)	(901)
Retained earnings	194,422	194,718

Total stockholders’ equity	301,517	301,813

Total capitalization	$301,517	$301,813

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease, as applicable, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A                 share increase or decrease in the number of shares of Class A common stock that we sell in this offering would increase or decrease, as applicable, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $        .

The number of shares of our common stock to be outstanding after this offering is based on an aggregate of 286,992,443 shares of our Class A and Class B common stock outstanding as of March 31, 2012, after giving effect to the automatic conversion of our Series E preferred stock to 50,691,245 shares of our Class B common stock, the subsequent automatic conversion of 162,958,164 shares of our Class B common stock (which reflects all such shares of Class B common stock held by those who own less than 10% of the aggregate number of all outstanding shares of our common stock) to 162,958,164 shares of our Class A common stock and the automatic conversion of all shares of our Class C common stock to 206,144 shares of our Class A common stock, all to occur upon the closing of this offering, as well as the automatic conversion of              shares of Class B common

stock to              shares of Class A common stock upon their sale by the selling stockholders and the issuance by us of              shares of Class A common stock in this offering. The number of shares of our Class B common stock actually issued upon the conversion of our outstanding shares of Series E preferred stock depends in part on the actual initial offering price of our Class A common stock in this offering. The terms of our Series E preferred stock provide that the ratio at which each share of Series E preferred stock automatically converts into shares of our Class B common stock in connection with an initial public offering will increase if the initial offering price per share of common stock is below a specified minimum dollar amount, which would result in additional shares of Class B common stock issued upon conversion. In the event the actual initial public offering price is lower than $         per share, the shares of Series E preferred stock will convert into a larger number of shares of Class B common stock; if the initial public offering price is equal to the midpoint of the range set forth on the cover page of this prospectus, the Series E preferred stock would convert into                 shares of common stock.

The table set forth above is based on the number of shares of our common stock outstanding as of March 31, 2012. This table excludes:

•

21,396,448 shares of common stock issuable upon exercise of outstanding options to purchase shares of Class A common stock as of March 31, 2012, at a weighted average exercise price of $1.68 per share; and

•	12,238,753 shares of common stock reserved for future issuance under our equity plans as of March 31, 2012.

DILUTION

If you buy our Class A common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (tangible assets less total liabilities) by the number of outstanding shares of our Class A and Class B common stock, after giving effect to the automatic conversion of all shares of our Series E preferred stock to 50,691,245 shares of our Class B common stock, the subsequent automatic conversion of 162,958,164 shares of our Class B common stock (which reflects all such shares of Class B common stock held by those who own less than 10% of the aggregate number of all outstanding shares of our common stock) to 162,958,164 shares of our Class A common stock and the automatic conversion of all shares of our Class C common stock to 206,144 shares of our Class A common stock, all to occur upon the closing of this offering.

Our net tangible book value as of March 31, 2012 was $        , or $        per share of common stock, based on                 shares of our Class A and Class B common stock outstanding.

After giving effect to our sale of                 shares of our Class A common stock in this offering at an assumed initial public offering price of $         per share (which represents the midpoint of the estimated price range shown on the cover page of this prospectus), less the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our net tangible book value as March 31, 2012, would be $        , or $        per share. This represents an immediate increase in the net tangible book value of $          per share to existing stockholders and an immediate dilution of $          per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Net tangible book value per share as of March 31, 2012	$

Increase per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

The following table shows, as of March 31, 2012, the difference between the number of shares of our Class A common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing shares of our Class A common stock in this offering:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percentage		Amount	Percentage
Existing Stockholders (1)			%	$		%	$
New Investors			%			%

Total			%	$			$

(1)	Includes shares purchased by the selling stockholders.

Sales by us in this offering will reduce the percentage of shares held by existing stockholders to     % and will increase the number of shares held by new investors to                    , or     %.

Each $1.00 increase (decrease) in the assumed public offering price per share of our Class A common stock would increase (decrease) the net tangible book value by $        per share (assuming no exercise of the underwriters’ option to purchase additional shares) and the dilution to investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Assuming no exercise of the underwriters’ overallotment option, sales by selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                     , or     % of the total number of shares of our Class A and Class B common stock outstanding after this offering, and will increase the number of shares of our common stock held by new investors to                     , or     % of the total number of shares of our Class A and Class B common stock outstanding after this offering. Assuming the underwriters’ overallotment option is exercised in full, sales by selling stockholders in this offering will reduce the percentage of shares held by existing stockholders to     % and will increase the number of shares held by new investors to                     , or     %.

The above discussion is based on an aggregate of 286,992,443 shares of our Class A and Class B common stock outstanding as of March 31, 2012, after giving effect to the automatic conversion of all shares of our Series E preferred stock to 50,691,245 shares of our Class B common stock (which does not give effect to any additional shares of Class B common stock issuable upon conversion of Series E preferred stock as described elsewhere in this prospectus; see “Certain Relationships and Related-Party Transactions—Amended and Restated Certificate of Incorporation”), the subsequent automatic conversion of 162,958,164 shares of our Class B common stock (which reflects all such shares of Class B common stock held by those who own less than 10% of the aggregate number of all outstanding shares of our common stock) to 162,958,164 shares of our Class A common stock and the automatic conversion of all shares of our Class C common stock to 206,144 shares of our Class A common stock, all to occur upon the closing of this offering, as well as the automatic conversion of                  shares of Class B common stock to                  shares of Class A common stock upon their sale by the selling stockholders and the issuance by us of                  shares of Class A common stock in this offering, and excludes:

•	21,396,448 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock as of March 31, 2012, at a weighted average exercise price of $1.68 per share; and

•	12,238,753 shares of common stock reserved for future issuance under our equity plans as of March 31, 2012.

To the extent that outstanding options are exercised, you will experience further dilution. If all of our outstanding options were exercised, our net tangible book value as of March 31, 2012 would have been $        , or $         per share, and the net tangible book value after this offering would have been $        , or $         per share, causing dilution to new investors of $         per share.

The number of shares of our Class B common stock actually issued upon such conversion of our outstanding shares of Series E preferred stock depends in part on the actual initial offering price of our Class A common stock in this offering. The terms of our Series E preferred stock provide that the ratio at which each share of Series E preferred stock automatically converts into shares of our Class B common stock in connection with an initial public offering will increase if the initial offering price per share of common stock is below a specified minimum dollar amount, which would result in additional shares of Class B common stock being issued upon conversion. In the event the actual initial public offering price is lower than $         per share, the shares of Series E preferred stock will convert into a larger number of shares of common stock; if the initial public offering price is equal to the midpoint of the range set forth on the cover page of this prospectus, the Series E preferred stock would convert into                 shares of common stock. To the extent that additional shares of Class B common stock are issued upon conversion of our Series E preferred stock, additional shares of Class A common stock will be issued upon conversion of our Class B common stock and you will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data for the periods indicated. We derived the selected historical consolidated financial data presented below as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected historical consolidated financial data presented below as of December 31, 2007, 2008 and 2009 and for the years ended December 31, 2007 and 2008 from our audited consolidated financial statements which are not included in this prospectus. We derived the selected historical consolidated financial data as of March 31, 2012 and for the three months ended March 31, 2011 and 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of future operating results and our interim results are not necessarily indicative of results for a full year. The following selected historical consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, “Prospectus Summary—Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
						(unaudited)
	(amounts in thousands, except per share data)
Statement of Operations Data:
Sales	$122,639	$176,778	$254,344	$288,195	$331,478	$78,279	$94,717
Cost of goods sold	27,215	33,794	41,607	53,825	68,796	14,899	18,391

Gross profit	95,424	142,984	212,737	234,370	262,682	63,380	76,326
Operating expenses:
Research and development	14,084	15,340	20,521	21,309	23,464	6,040	6,736
Selling, general and administrative	63,501	85,477	108,422	122,589	140,386	34,014	41,225
Provision for litigation settlements	13,300	6,000	1,889	2,787	1,470	14	307
Compensation in connection with redemption of common stock	8,593	—	—	—	—	—	—

Total operating expenses	$99,478	$106,817	$130,832	$146,685	$165,320	$40,068	$48,268

Operating income (loss)	(4,054)	36,167	81,905	87,685	97,362	23,312	28,058
Other income (expense), net	(800)	274	(127)	54	(413)	4	225

Net income (loss) before income taxes	(4,854)	36,441	81,778	87,739	96,949	23,316	28,283
Income tax provision	1,842	15,289	29,745	33,281	36,165	8,885	10,707

Net income (loss)	(6,696)	21,152	52,033	54,458	60,784	14,431	17,576
Less: Net income attributable to noncontrolling interest (1)	542	2,157	3,300	—	—	—	—

Net income (loss) attributable to Globus Medical, Inc.	$(7,238)	$18,995	$48,733	$54,458	$60,784	$14,431	$17,576

Net income (loss) per common share (2):
Basic	$(0.04)	$0.07	$0.17	$0.19	$0.21	$0.05	$0.06

Diluted	$(0.04)	$0.06	$0.16	$0.18	$0.21	$0.05	$0.06

Weighted average number of common shares (2):
Basic	204,295	234,114	235,947	238,362	235,729	236,400	236,028

Diluted	204,295	244,063	245,202	246,251	243,230	245,874	244,662

	Year Ended December 31,					March 31,
	2007	2008	2009	2010	2011	2012
	(amounts in thousands, except per share data)
Unaudited pro forma net income (3):					$61,074	$17,872

Unaudited pro forma net income per common share (3):
Basic					$0.21	$0.06

Diluted					$0.21	$0.06

Unaudited pro forma weighted average number of common shares (3):
Basic					286,420	286,719

Diluted					293,921	295,353

	As of December 31,					As of March 31,
	2007	2008	2009	2010	2011	2012
						(unaudited)
	(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$47,691	$46,652	$50,950	$111,701	$142,668	$159,098
Working capital	65,994	82,688	122,127	187,245	229,504	246,657
Total assets	126,735	152,311	196,772	266,575	329,390	354,809
Debt, net of current portion	11,946	6,398	5,234	—	—	—
Business acquisition liabilities, including current portion (4)	—	—	—	—	10,289	9,994
Stockholders’ equity	$93,620	$120,331	$167,745	$228,195	$282,476	$301,517

(1)	Through December 29, 2009, we consolidated a VIE that manufactures certain products for us. This resulted in net income attributable to noncontrolling interest or a reduction of net income attributable to us of $542, $2,157 and $3,300 in 2007, 2008 and 2009, respectively. Effective December 29, 2009, a third-party investor contributed capital to the VIE, which resulted in us being no longer considered the primary beneficiary. As a result, we deconsolidated the entity as of December 29, 2009.

(2)	We compute net income per common share using the two-class method. Participating securities include all shares of our Series E preferred stock. In the event dividends are paid on any share of common stock, we must pay an additional dividend on all outstanding shares of our Series E preferred stock in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock. In addition, the holders of our Series E preferred stock are entitled to receive cash dividends when and if declared by our board of directors at the rate of 8% of the original issue price of the Series E preferred stock per year on each outstanding share of Series E preferred stock. Such dividends are payable only when and if declared by our board of directors and are noncumulative and do not accrue. As such, the shares of our Series E preferred stock are considered participating securities and must be included in the computation of net income per common share.

(3)

The pro forma basic and diluted net income per share data are unaudited and assume the automatic conversion of all shares of our Series E preferred stock to 50,691,245 shares of our Class B common stock (which does not give effect to any additional shares of Class B common stock issuable upon conversion of our Series E preferred stock, as described elsewhere in this prospectus; see “Certain Relationships and Related-Party Transactions — Amended and Restated Certificate of Incorporation”), the subsequent automatic conversion of 162,958,164 shares of our Class B common stock (which reflects all such shares of Class B common stock held by those who own less than 10% of the aggregate number of all outstanding shares of our common stock) to 162,958,164 shares of our Class A common stock and the automatic conversion of all shares of our Class C common stock to 206,144 shares of our Class A common stock, all to occur upon the closing of this offering. The pro forma basic and diluted net income and net income per common share, as well as the pro forma balance sheet data, also reflect the cancellation of a Put Right upon the closing of this offering. The value of the Put Right as of March 31, 2012 of $296,000, net of tax, has been removed from liabilities in the pro forma balance sheet and has been reflected as an increase to net income to derive pro forma net income. For further information on the Put Right, see Note 11 to our consolidated financial statements included elsewhere in this prospectus.

(4)	In connection with acquisitions completed in 2011, we have certain contingent consideration obligations payable to the sellers in these transactions upon the achievement of certain regulatory and territory sales milestones. The aggregate undiscounted amounts potentially payable not included in the table above total $7.2 million as of December 31, 2011 and March 31, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis. Many of the amounts and percentages in this discussion and analysis have been rounded for convenience of presentation.

Overview

We are a medical device company focused exclusively on the design, development and commercialization of products that promote healing in patients with spine disorders. We are an engineering-driven company with a history of rapidly developing and commercializing products that assist surgeons in effectively treating their patients, respond to evolving surgeon needs and address new treatment options. Since our inception in 2003, we have launched over 100 products and offer a comprehensive product portfolio of innovative and differentiated products addressing a broad array of spinal pathologies, anatomies and surgical approaches.

We sell implants and related disposables to our customers, primarily hospitals, for use by surgeons to treat spine disorders. All of our products fall into one of two categories: innovative fusion or disruptive technologies. Spinal fusion is a surgical procedure to correct problems with the individual vertebrae, the interlocking bones making up the spine, by preventing movement of the affected bones. Our innovative fusion products are used in cervical, thoracolumbar, sacral, and interbody/corpectomy fusion procedures to treat degenerative, deformity, tumor, and trauma conditions.

We define disruptive technologies as those that represent a significant shift in the treatment of spine disorders by allowing for novel surgical procedures, improvements to existing surgical procedures, the treatment of spine disorders by new physician specialties, and surgical intervention earlier in the continuum of care. Our current portfolio of approved and pipeline products includes a variety of disruptive technology products, which we believe offer material improvements to fusion procedures, such as minimally invasive surgical, or MIS, techniques, as well as new treatment alternatives including motion preservation technologies, such as dynamic stabilization, total disc replacement and interspinous process spacer products, and advanced biomaterials technologies, as well as interventional pain management solutions, including treatments for vertebral compression fractures.

To date, the primary market for our products has been the United States, where we sell our products through a combination of direct sales representatives employed by us and distributor sales representatives employed by our exclusive independent distributors. As of March 31, 2012, our U.S. sales force consisted of 336 sales representatives employed by us or our 19 exclusive independent distributors, who distribute our products on our behalf for a commission that is generally based on a percentage of sales. We believe there is significant opportunity to strengthen our position in the U.S. market by increasing the size of our U.S. sales force and we intend to add a total of 24 additional direct and distributor sales representatives by the end of 2012. As of March 31, 2012, we had also hired an additional 32 sales representatives to market and sell our current and planned interventional pain management products, including our existing AFFIRM kyphoplasty product, which we market under the trade name Algea Therapies. We also believe there is a significant opportunity to strengthen our position by increasing the size of this separate sales force and intend to recruit additional sales representatives strategically to grow that business.

During the year ended December 31, 2011, we had international sales in 17 countries, which accounted for approximately 6% of our total sales. As of March 31, 2012, our international operations consisted of 87 employees and eight exclusive independent distributors. These international distributors purchase our products directly from us and independently sell them. We believe there are significant opportunities for us to increase our presence in both existing and new international markets through the expansion of our direct and distributor sales forces and the commercialization of additional products.

Components of our Results of Operations

We manage our business globally within one reportable segment, which is consistent with how our management reviews our business, makes investment and resource allocation decisions and assesses operating performance. Geographic segmentation of operating income and identifiable assets is not applicable because our sales outside the United States are predominantly export sales and we do not have significant operating assets outside the United States.

Sales

We sell implants and related disposables, primarily to hospitals, for use by spine surgeons to treat spine disorders. We generally consign our surgical sets, which contain our implants, disposables, surgical instruments and cases to our sales representatives, and the sets are maintained with the sales representatives or at our hospital customers that purchase the implants and related disposables used in the surgeries. We recognize revenue when we are notified that consigned implants and related disposables have been implanted or used or, for sets that are sold directly and not consigned, when title to the goods and risk of loss are transferred to customers with no remaining performance obligations which affect the customer’s final acceptance of the sale. We expect to expand our U.S. and international sales forces, which will provide us with significant opportunity to continue to increase our penetration in existing markets and to enter new international markets. We also expect to increase sales by commercializing new products, but expect the increase of sales from new products to be partially offset by decreased sales of earlier-generation products.

We classify our products into two categories: innovative fusion products and disruptive technology products. Disruptive technologies are those that represent a significant shift in the treatment of spine disorders, by allowing for novel surgical procedures, improvements to existing surgical procedures, the treatment of spine disorders by new physician specialties, and surgical intervention earlier in the continuum of care. As a result, we anticipate disruptive technology products to continue to drive our sales growth in the future.

Cost of Goods Sold

Our products are generally manufactured by third-party suppliers. Substantially all of our suppliers manufacture our products in the United States. Our cost of goods sold consists primarily of costs of products purchased from our third-party suppliers, excess and obsolete inventory charges, depreciation of surgical instruments and cases, royalties, shipping, inspection and related costs incurred in making our products available for sale or use. In the future, we expect our cost of goods sold to increase in absolute terms due primarily to increased sales volume and as a result of a 2.3% excise tax on the sale of medical devices in the United States that is anticipated to come into effect in 2013. However, we expect the overall impact of the excise tax to be partially offset by increased leverage of our cost of goods sold and selling, general and administrative expenses.

Research and Development Expenses

Our research and development expenses primarily consist of engineering, product development, clinical and regulatory expenses, consulting services, outside prototyping services, outside research activities, materials, depreciation, and other costs associated with development of our products. Research and development expenses also include related personnel and consultants’ compensation and stock-based compensation expense. We expense research and development costs as they are incurred.

We expect to incur additional research and development costs as we continue to develop new products. These costs will increase in absolute terms as we continue to expand our product pipeline and add personnel.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of salaries, benefits and other related costs, including stock-based compensation for personnel employed in sales, marketing, finance, legal, compliance, administrative, information technology, medical education and training, quality and human resource departments. Our selling, general and administrative expenses also include commissions, generally based on a percentage of sales, to direct sales representatives and distributors. We expect our selling, general and administrative expenses will increase in absolute terms with the continued expansion of our sales force and commercialization of our current and pipeline products. We plan to hire more personnel to support the growth of our business. Additionally, we expect to incur increased expenses associated with us becoming a public company.

Provision for Litigation Settlements

We record a provision for litigation settlements when a loss is known or considered probable and the amount can be reasonably estimated.

Income Tax Provision

We are taxed at the rates applicable within each jurisdiction. The composite income tax rate, tax provisions, deferred tax assets and deferred tax liabilities will vary according to the jurisdiction in which profits arise. Tax laws are complex and subject to different interpretations by management and the respective governmental taxing authorities, and require us to exercise judgment in determining our income tax provision, our deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. A valuation allowance is established when it is more likely than not that the future realization of all or some of the deferred tax assets will not be achieved.

Net Income Attributable to Noncontrolling Interest

Through December 29, 2009, we consolidated a variable interest entity, or VIE, that manufactures certain products for us. We and the VIE have common ownership, but we never had an equity interest in this entity. As a result, we allocated the full amount of net income attributable to our interest in the VIE to a noncontrolling interest in our consolidated statements of operations. Effective December 29, 2009, a third-party investor contributed capital to the VIE, which resulted in us being no longer considered the primary beneficiary of the VIE. As a result, we deconsolidated the entity as of December 29, 2009. The operating results of the entity through December 29, 2009 are consolidated in our consolidated statement of operations. We recognized no gain or loss upon deconsolidation because we owned no equity interest in the VIE. The VIE continues to manufacture products for us and is considered a related party due to, among other things, common ownership. For more information, see “Certain Relationships and Related-Party Transactions—Suppliers” and Note 13 to our consolidated financial statements included elsewhere in this prospectus.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations both in dollars and as a percentage of sales.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)
	(amounts in thousands, except per share data)
Statement of Operations Data:
Sales	$254,344	$288,195	$331,478	$78,279	$94,717
Cost of goods sold	41,607	53,825	68,796	14,899	18,391

Gross profit	212,737	234,370	262,682	63,380	76,326
Operating expenses:
Research and development	20,521	21,309	23,464	6,040	6,736
Selling, general and administrative	108,422	122,589	140,386	34,014	41,225
Provision for litigation settlements	1,889	2,787	1,470	14	307

Total operating expenses	130,832	146,685	165,320	40,068	48,268

Operating income	81,905	87,685	97,362	23,312	28,058
Other income (expense), net	(127)	54	(413)	4	225

Net income before income taxes	81,778	87,739	96,949	23,316	28,283
Income tax provision	29,745	33,281	36,165	8,885	10,707

Net income	52,033	54,458	60,784	14,431	17,576
Less: Net income attributable to noncontrolling interest	3,300	—	—	—	—

Net income attributable to Globus Medical, Inc.	$48,733	$54,458	$60,784	$14,431	$17,576

Three Months Ended March 31, 2012 Compared to the Three Months Ended March 31, 2011

Sales

The following table sets forth, for the periods indicated, our sales by product category and geography expressed as dollar amounts and the changes in sales between the specified periods expressed in dollar amounts and as percentages:

	Three Months Ended March 31,		Change 2011/2012
	2011	2012	$	% Change
	(unaudited)
	(dollar amounts in thousands)
Innovative Fusion	$56,215	$61,488	$5,273	9%
Disruptive Technology	22,063	33,229	11,165	51%

Total sales	$78,279	$94,717	$16,438	21%

	Three Months Ended March 31,		Change 2011/2012
	2011	2012	$	% Change
	(unaudited)
	(dollar amounts in thousands)
United States	$75,000	$87,991	$12,991	17%
International	3,279	6,726	3,447	105%

Total sales	$78,279	$94,717	$16,438	21%

Total sales were $94.7 million in the three months ended March 31, 2012 as compared to $78.3 million in the three months ended March 31, 2011, an increase of $16.4 million or 21%. The increase in total sales was primarily attributable to an $11.2 million or 51% increase in sales of our disruptive technology products, led by new products launched in 2011, including CALIBER (an expandable lumbar fusion device), CALIBER-L (an expandable lateral lumbar interbody fusion device), SP-FIX (a spinous process fixation device), and INTERCONTINENTAL (a next-generation system in minimally invasive lateral fixation). Innovative fusion sales increased $5.3 million or 9% primarily due to strong sales of REVERE (pedicle screw and rod system) and COALITION (an integrated plate and spacer system for the cervical spine) which includes the growth of innovative fusion sales in international markets, partially offset by a decrease in sales of products that have been replaced by next-generation products.

Sales in the United States were $88.0 million in the three months ended March 31, 2012, an increase of $13.0 million or 17% over the same period in 2011. Sales growth in the United States was primarily due to increased sales of our disruptive technology products and increased market penetration in existing territories. We believe there is significant opportunity to strengthen our position in existing markets and in new sales territories by increasing the size of our U.S. sales force.

International sales were $6.7 million in the three months ended March 31, 2012, an increase of $3.4 million or 105% over the same period in 2011. The increase was attributable to both increased market penetration in existing territories and the addition of new sales territories, as we increased our international presence by selling in ten countries in the three months ended March 31, 2012 where we had no sales in the three months ended March 31, 2011. We believe there is significant opportunity for us to expand our international presence through increased market penetration in existing territories, expansion into new territories, expansion of our direct and distributor sales force and the commercialization of additional products.

Cost of Goods Sold

Cost of goods sold was $18.4 million in the three months ended March 31, 2012 as compared to $14.9 million in the three months ended March 31, 2011, an increase of $3.5 million or 23%. The increase was partially due to $2.2 million caused by increased sales volume, while the remaining $1.3 million increase was primarily attributable to an increase of $0.5 million in depreciation of surgical instruments and cases, as well as an $0.8 million increase in inventory reserves and other costs.

Research and Development Expenses

Research and development expenses were $6.7 million in the three months ended March 31, 2012 as compared to $6.0 million in the three months ended March 31, 2011, an increase of $0.7 million or 12%. The increase was primarily due to an increase of $0.7 million in employee compensation including taxes, benefits and stock compensation and an increase of $0.3 million in supplies and outside services, partially offset by a decrease of $0.4 million in clinical trial costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $41.2 million in the three months ended March 31, 2012 as compared to $34.0 million in the three months ended March 31, 2011, an increase of $7.2 million or 21%. The increase was primarily due to an increase of $4.1 million in compensation costs in the United States to support increased sales volume and company growth, including hiring of additional sales representatives, inclusive of our Algea Therapies sales representatives, and general administrative personnel, an increase of $1.6 million to support international sales growth and expansion into new international territories, an increase of $0.8 million in sales and marketing expenses including travel and entertainment, training and other costs, and an increase of $0.7 million in legal and consulting fees, outside services and other related support costs.

Provision for Litigation Settlements

Provision for litigation settlements was $0.3 million in the three months ended March 31, 2012. The increase of $0.3 million was due to an accrual for a probable settlement of a contract dispute.

Other Income (Expense)

Other income of $0.2 million in the three months ended March 31, 2012 was primarily attributable to a gain due to the effect of changes in foreign exchange rates on payables and receivables held in currencies other than their functional (local) currency.

Income Tax Provision

The income tax provision was $10.7 million in the three months ended March 31, 2012 as compared to $8.9 million in the three months ended March 31, 2011, an increase of $1.8 million or 21%. The increase was primarily due to a $5.0 million increase in taxable income as a result of increased sales. Our effective tax rate calculated as a percentage of income before income taxes was 37.9% for the three months ended March 31, 2012 and 38.1% for the three months ended March 31, 2011.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Sales

The following table sets forth, for the periods indicated, our sales by product category and geography expressed as dollar amounts and the changes in sales between the specified periods expressed in dollar amounts and as percentages:

	Year Ended December 31,		Change 2010/2011
	2010	2011	$	% Change
	(dollar amounts in thousands)
Innovative Fusion	$215,565	$224,356	$8,791	4%
Disruptive Technology	72,630	107,122	34,492	47%

Total sales	$288,195	$331,478	$43,283	15%

	Year Ended December 31,		Change 2010/2011
	2010	2011	$	% Change
	(dollar amounts in thousands)
United States	$277,974	$311,024	$33,050	12%
International	10,221	20,454	10,233	100%

Total sales	$288,195	$331,478	$43,283	15%

Total sales were $331.5 million in 2011 as compared to $288.2 million in 2010, an increase of $43.3 million or 15%. The increase in total sales was primarily attributable to a $34.5 million or 47% increase in sales of our disruptive technology products, led by new products launched in 2011, including CALIBER (an expandable lumbar fusion device), SP-FIX (a spinous process fixation device), and INTERCONTINENTAL (a next-generation system in minimally invasive lateral fixation), as well as strong sales of REVOLVE (a second generation MIS system). Innovative fusion sales increased $8.8 million or 4% primarily due to strong sales of COALITION (an integrated plate and spacer system for the cervical spine) launched in April 2009 and growth of innovative fusion sales in international markets, partially offset by a decrease in sales of products that have been replaced by next-generation products.

Sales in the United States were $311.0 million in 2011, an increase of $33.1 million or 12% over 2010. Sales growth in the United States was primarily due to increased sales of our disruptive technology products, increased market penetration in existing territories, and an increase in the size of our U.S. sales force. In 2011, we added over 35 direct and distributor sales representatives to our U.S. sales force. We believe there is significant opportunity to strengthen our position in existing markets and in new sales territories by increasing the size of our U.S. sales force.

International sales were $20.5 million in 2011, an increase of $10.2 million or 100% over 2010. The increase was primarily attributable to the addition of new sales territories, as we increased our international presence by selling in nine new countries in 2011. We believe there is significant opportunity for us to expand our international presence through increased market penetration in existing territories, expansion into new territories, expansion of our direct and distributor sales force and the commercialization of additional products.

Cost of Goods Sold

Cost of goods sold was $68.8 million in 2011 as compared to $53.8 million in 2010, an increase of $15.0 million or 28%. The increase was partially due to $6.5 million caused by increased sales volume, while the remaining $8.5 million increase was primarily attributable to an increase in inventory reserves and scrap of $5.7 million as inventory balances grew to support product launches and increased sales volume. Of this amount $4.4 million was related to a provision for excess and obsolete inventories and $1.3 million was due to inventory scrap. Additionally, increases in depreciation of surgical instruments and cases, shipping expenses and other operating costs were partially offset by a decrease in biomanufacturing production costs due to the discontinuance of a former product, NuBone, in the fourth quarter of 2010.

Research and Development Expenses

Research and development expenses were $23.5 million in 2011 as compared to $21.3 million in 2010, an increase of $2.2 million or 10%. The increase was primarily due to an increase of $1.3 million in clinical trial expenses to support ongoing clinical trials for the SECURE-C Cervical Artificial Disc device, the ACADIA Facet Replacement System, and the TRIUMPH Lumbar Disc device and an increase of $1.0 million in employee compensation, outside prototyping services, outside research activities and supplies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $140.4 million in 2011 as compared to $122.6 million in 2010, an increase of $17.8 million or 15%. The increase was primarily due to an increase of $9.7 million in compensation costs in the United States to support increased sales volume and company growth, including hiring of additional sales representatives and general administrative personnel, an increase of $6.3 million to support international sales growth and expansion into new international territories, and a $2.5 million increase in medical education, medical training and related support costs.

Provision for Litigation Settlements

Provision for litigation settlements was $1.5 million in 2011 as compared to $2.8 million in 2010, a decrease of $1.3 million. In 2011, we accrued a $1.0 million provision for a U.S. Food and Drug Administration action that was paid in 2012. In 2010, we settled certain disputes between us and a competitor related to post-employment restrictive covenants for $2.6 million.

Other Income (Expense)

Other income (expense) was $(0.4) million in 2011 and $0.1 million in 2010, a decrease of $0.5 million. The decrease was primarily attributable to a loss due to the effect of changes in foreign exchange rates on payables and receivables held in currencies other than their functional (local) currency.

Income Tax Provision

The income tax provision was $36.2 million in 2011 as compared to $33.3 million in 2010, an increase of $2.9 million or 9%. The increase was primarily due to a $9.2 million increase in taxable income. Our effective tax rate calculated as a percentage of income before income taxes was 37.3% in 2011 and 37.9% in 2010.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Sales

The following table sets forth, for the periods indicated, our sales by product category and geography expressed as dollar amounts and the changes in sales between the specified periods expressed as dollar amounts and as percentages:

	Year Ended December 31,		Change 2009/2010
	2009	2010	$	% Change
	(dollar amounts in thousands)
Innovative Fusion	$199,747	$215,565	$15,818	8%
Disruptive Technology	54,597	72,630	18,033	33%

Total sales	$254,344	$288,195	$33,851	13%

	Year Ended December 31,		Change 2009/2010
	2009	2010	$	% Change
	(dollar amounts in thousands)
United States	$248,866	$277,974	$29,108	12%
International	5,478	10,221	4,743	87%

Total sales	$254,344	$288,195	$33,851	13%

Total sales were $288.2 million in 2010 as compared to $254.3 million in 2009, an increase of $33.9 million or 13%. Sales of our disruptive technology products increased $18.0 million or 33% primarily due to three new products launched in 2009, which resulted in $14.4 million of incremental sales in 2010 over the prior year. These products were REVOLVE (a second generation MIS system launched in April 2009), TRANSCONTINENTAL (a comprehensive spacer system with extensive instrumentation for the Lateral Lumbar Interbody Fusion procedure launched in January 2009), and TRANSITION (a semi-rigid, posterior fixation solution launched in March 2009). Three of the new products we launched in 2010 (ZYFUSE, CONDUCT MATRIX, and MARS 3V) resulted in $3.9 million of incremental sales over 2009.

Innovative fusion sales increased $15.8 million or 8% primarily due to strong sales of COALITION (an integrated plate and spacer system for the cervical spine launched in April 2009), ELLIPSE (a posterior occipital cervical thoracic system launched in September 2009), INDEPENDENCE (an integrated plate and spacer system for the lumbar spine launched in December 2008) and XTEND (an anterior cervical plate launched in December 2009). The increase was also attributable to growth of innovative fusion sales in international markets, partially offset by a decrease in sales of products that have been replaced by next-generation products.

Sales in the United States were $278.0 million in 2010, an increase of $29.1 million or 12% over 2009. The increase in sales in the United States was primarily due to the increase in the size of our U.S. sales force and sales growth from new product launches in 2009. In 2010, we added over 25 direct and distributor sales representatives to our U.S. sales force.

International sales were $10.2 million in 2010, an increase of $4.7 million or 87% over 2009. The increase was primarily attributable to increased market penetration in new and existing markets. As of December 31, 2010, we were selling in 17 countries via a network of direct and distributor sales representatives.

Cost of Goods Sold

Cost of goods sold was $53.8 million in 2010 as compared to $41.6 million in 2009, an increase of $12.2 million or 29%. The increase was partially due to $4.8 million caused by increased sales volume. The remaining $7.4 million increase was attributable to an increase in inventory reserves and write-offs of $2.0 million as our inventory balances grew to support increased sales volume, a $2.1 million increase in shipping expenses and higher property taxes, a $1.4 million increase in depreciation primarily related to surgical instruments and cases based upon a larger asset base, and a $1.9 million increase in other production costs.

Research and Development Expenses

Research and development expenses were $21.3 million in 2010 as compared to $20.5 million in 2009, an increase of $0.8 million or 4%. The net change was primarily due to a $1.7 million increase in cash compensation costs and stock-based compensation primarily due to increased headcount, partially offset by a $0.5 million decrease in clinical trial costs primarily due to a decrease of clinical trial costs associated with our SECURE-C clinical trial that completed enrollment in 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $122.6 million in 2010 as compared to $108.4 million in 2009, an increase of $14.2 million or 13%. The increase was primarily due to an increase of $6.8 million in compensation costs and sales commissions in the United States to support increased sales volume and company growth, including hiring additional sales representatives and general and administrative personnel, a $2.9 million increase in outside legal, consulting, accounting and other professional fees, a $1.6 million increase in sales and marketing expenses to support international sales growth, and a $1.2 million increase in costs associated with attendance at industry meetings, sales training and travel expenses.

Provision for Litigation Settlements

Provision for litigation settlements was $2.8 million in 2010 as compared to $1.9 million in 2009, an increase of $0.9 million or 48%. In 2010, we settled certain disputes between us and a competitor related to post-employment restrictive covenants for $2.6 million. The 2009 provision for litigation settlements was primarily related to a patent infringement litigation matter with a competitor.

Other Income (Expense)

Other income (expense) was $0.1 million in 2010 as compared to $(0.1) million in 2009, an increase of $0.2 million. The increase was primarily attributable to a gain due to the effect of changes in foreign exchange rates and a $0.1 million decrease in interest expense mainly due to changes in the fair value of the interest rate swap on our mortgage loan.

Income Tax Provision

The income tax provision was $33.3 million in 2010 and $29.7 million in 2009, an increase of $3.6 million or 12%. The increase was primarily due to a $6.0 million increase in taxable income from 2009 to 2010 and an increase in our effective tax rate from 36.4% in 2009 to 37.9% in 2010. The increase in the effective tax rate was primarily due to tax credits taken in 2009 related to the years 2005 through 2008 in connection with U.S. research and experimentation tax credits.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest was $3.3 million in 2009, which represents the net income of a VIE that manufactures certain products for us. Effective December 29, 2009, a third-party investor contributed capital to the VIE, triggering a reconsideration event which resulted in us no longer being considered the primary beneficiary. As a result, the entity was deconsolidated as of December 29, 2009.

Liquidity and Capital Resources

As of March 31, 2012, we had $159.1 million in cash and cash equivalents and $246.7 million of working capital.

In addition to our existing cash balance, our principal sources of liquidity are cash flow from operating activities and our revolving credit facility, which was fully available as of March 31, 2012. We believe these sources, along with the proceeds from this offering, will provide sufficient liquidity for us to meet our liquidity requirements for at least the next 12 months. Our principal liquidity requirements are to meet our working capital, research and development, including clinical trials, and capital expenditure needs, principally for our surgical sets required to maintain and expand our business. We expect to continue to make investments in the surgical sets as we launch new products, increase the sizes of our U.S. and Algea Therapies sales forces, and expand into international markets. We may, however, require additional liquidity as we continue to execute our business strategy. Our liquidity may be negatively impacted as a result of a decline in sales of our products, including declines due to changes in our customers’ ability to obtain third-party coverage and reimbursement for procedures that use our products, increased pricing pressures resulting from intensifying competition, and cost increases and slower product development cycles resulting from a changing regulatory environment. We anticipate that to the extent that we require additional liquidity, it will be funded through borrowings under our revolving credit facility, the incurrence of other indebtedness, additional equity financings or a combination of these potential sources of liquidity.

Cash Flows

The following table summarizes, for the periods indicated, cash flows from operating, investing and financing activities:

	Year Ended December 31,			For The Three Months Ended
				March 31, 2011	March 31, 2012	$ Change
	2009	2010	2011			2009/2010	2010/2011	2011/2012
	(Unaudited)
	(amounts in thousands)
Net cash provided by operating activities	$32,079	$71,288	$76,410	$22,562	$22,851	$39,209	$5,122	$289
Net cash used in investing activities	(27,695)	(12,003)	(29,987)	(13,451)	(6,313)	15,692	(17,984)	7,138
Net cash provided by (used in) financing activities	1,494	1,768	(14,734)	(9,918)	(188)	274	(16,502)	9,730
Effect of foreign exchange rate changes on cash	50	(2)	(722)	(43)	80	(52)	(720)	123

Increase in cash and cash equivalents	$5,928	$61,051	$30,967	$(850)	$16,430	$55,123	$(30,084)	$17,280

Cash Provided by Operating Activities

Net cash provided by operating activities was $22.9 million in the first three months of 2012 as compared to $22.6 million in the first three months of 2011, an increase of $0.3 million. The increase in net cash provided by operating activities was primarily attributable to a $3.1 million increase in net income and a $2.5 million increase in the change in income taxes payable, partially offset by a $4.4 million increase in the change in accounts receivable.

Net cash provided by operating activities was $76.4 million in 2011 as compared to $71.3 million in 2010, an increase of $5.1 million. The increase in net cash provided by operating activities was primarily attributable to a $6.3 million increase in net income and a $5.4 million increase in non-cash charges including depreciation of surgical instruments and cases, amortization, provision for excess and obsolete inventory and stock-based compensation. The increase was partially offset by a $5.1 million increase in net purchases of implants to support our continued sales growth and the launch of new products.

Net cash provided by operating activities was $71.3 million in 2010 as compared to $32.1 million in 2009, an increase of $39.2 million primarily attributable to an $8.3 million decrease in purchases of implants due to fewer new product launches in 2010 compared to 2009, a $3.3 million increase in non-cash charges including depreciation of surgical instruments and cases, amortization, provision for excess and obsolete inventory and stock-based compensation, a $2.4 million increase in net income and favorable cash impacts due to an $8.4 million change in prepaid expenses and other assets, accounts payable and accrued expenses and other liabilities, a $5.4 million increase in accounts receivables, a $7.0 million change in income tax payables/receivables, net, and a $4.7 million change in deferred income tax expense (benefit).

Cash Used in Investing Activities

Net cash used in investing activities was $6.3 million in the first three months of 2012 as compared to $13.5 million in the first three months of 2011, a decrease of $7.2 million. The decrease in net cash used in investing activities was attributable to $7.5 million of cash payments in connection with acquisitions in 2011.

Net cash used in investing activities was $30.0 million in 2011 as compared to $12.0 million in 2010, an increase of $18.0 million. The increase in net cash used in investing activities was primarily attributable to a $10.2 million increase in purchases of instruments and cases to support our increase in volume of sales and the launch of new products and $7.5 million of cash payments in connection with acquisitions.

Net cash used in investing activities was $12.0 million in 2010 as compared to $27.7 million in 2009, a decrease of $15.7 million primarily attributable to a $13.7 million decrease in purchases of instruments and cases due to fewer new product launches in 2010 compared to 2009 and a $3.4 million decrease related to the deconsolidation of a noncontrolling interest in 2009.

Cash Provided by (Used in) Financing Activities

Net cash (used in) financing activities was $(0.2) million in the first three months of 2012 as compared to $(9.9) million in the first three months of 2011, a decrease of $9.7 million primarily attributable to $10.0 million paid to repurchase common stock in 2011.

Net cash provided by (used in) financing activities was $(14.7) million in 2011 as compared to $1.8 million in 2010, a decrease of $16.5 million primarily attributable to $10.0 million paid to repurchase common stock from existing shareholders and $5.3 million paid to fully repay our mortgage loan.

Net cash provided by financing activities was $1.8 million in 2010 as compared to $1.5 million in 2009.

Indebtedness

In May 2011, we entered into a revolving credit facility with Wells Fargo Bank, or Wells Fargo, that provides for a $50.0 million revolving credit facility. We amended the credit agreement governing the revolving credit facility in March 2012 to extend the term of the revolving credit facility through May 2014. We have the ability to increase the availability under the revolving credit facility to $75.0 million with the approval of Wells Fargo. The revolving credit facility also includes up to a $25.0 million sub-limit for letters of credit. Cash advances bear interest at our option either at a fluctuating rate per annum equal to the daily LIBOR in effect for a one-month period plus 0.75% or a fixed rate for a one or three month period equal to LIBOR plus 0.75%.

The agreement governing our revolving credit facility contains various restrictive covenants, including maintaining maximum consolidated leverage. The restrictive covenants also include limitations on our ability to repurchase shares, to pay cash dividends or to enter into a sale transaction. As of March 31, 2012, we were in compliance with all covenants under our revolving credit facility and there were no outstanding borrowings under our revolving credit facility. As of March 31, 2012, we had $50.0 million of availability under our revolving credit facility. The revolving credit facility is subject to a fee of 0.10% of the unused portion. We may terminate the revolving credit facility at any time upon ten days’ notice without premium or penalty.

Contractual Obligations and Commitments

The following table summarizes our outstanding contractual obligations as of December 31, 2011. There were no material changes in our remaining contractual obligations since that time.

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(amounts in thousands)
Operating Leases	$1,045	$316	$547	$114	$68
Purchase Obligations(1)	1,731	1,553	178	—	—
Business Acquisition Liabilities(2)	5,600	1,200	2,400	2,000	—

Total	$8,376	$3,069	$3,125	$2,114	$68

(1)	Reflects minimum annual volume commitments to purchase inventory under certain of our supplier contracts.
(2)	In connection with acquisitions completed in 2011, we have certain contingent consideration obligations payable to the sellers in these transactions upon the achievement of certain regulatory and territory sales milestones. The aggregate undiscounted amounts potentially payable not included in the table above total $7.2 million.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Seasonality and Backlog

Our business is generally not seasonal in nature. However, our sales may be influenced by summer vacation and winter holiday periods during which we have experienced fewer spine surgeries taking place. Our sales generally consist of products that are in stock with us or maintained at hospitals or with our sales representatives. Accordingly, we do not have a backlog of sales orders.

Related-Party Transactions

For a description of our related-party transactions, see “Certain Relationships and Related-Party Transactions.”

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting periods. Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate our judgments, including those related to inventories, recoverability of long-lived assets and the fair value of our common stock. We use historical experience and other assumptions as the basis for our judgments and making these estimates. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in those estimates will be reflected in our consolidated financial statements as they occur. As an “emerging growth company,” we have elected to delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to those of other public companies. While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results. The critical accounting policies addressed below reflect our most significant judgments and estimates used in the preparation of our consolidated financial statements. We have reviewed these critical accounting policies with the audit committee of our board of directors.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. We generate a significant portion of our revenue from consigned inventory maintained at hospitals or with sales representatives. For these products, we recognize revenue at the time we are notified the product has been used or implanted. For all other transactions, we recognize revenue when title to the goods and risk of loss transfer to customers, provided there are no remaining performance obligations that will affect the customer’s final acceptance of the sale. Our policy is to classify shipping and handling costs billed to customers as sales and the related expenses as cost of goods sold. In general, our customers do not have any rights of return or exchange.

Accounts Receivable and Allowance for Doubtful Accounts. The majority of our accounts receivable is composed of amounts due from hospitals. Accounts receivable is carried at cost less an allowance for doubtful accounts. On a regular basis, we evaluate accounts receivable and estimate an allowance for doubtful accounts, as needed, based on various factors such as customers’ current credit conditions, length of time past due, and the general economy as a whole. Receivables are written off against the allowance when they are deemed uncollectible.

Excess and Obsolete Inventory. We state inventories at the lower of cost or market. We determine cost on a first-in, first-out basis. The majority of our inventory is finished goods, because we primarily utilize third-party suppliers to source our products. We periodically evaluate the carrying value of our inventories in relation to the estimated forecast of product demand, which takes into consideration the estimated life cycle of product releases. When quantities on hand exceed estimated sales forecasts, we record a reserve for excess inventories, which results in a corresponding charge to cost of goods sold. Charges incurred for excess and obsolete inventory were $5.0 million, $6.1 million and $10.5 million for the years ended 2009, 2010 and 2011, respectively and $1.6 million and $1.9 million for the three months ended March 31, 2011 and 2012, respectively.

The need to maintain substantial levels of inventory impacts the risk of inventory obsolescence. Many of our products come in sets which feature components in a variety of sizes so that the implant or device may be customized to the patient’s needs. In order to market our products effectively, we often must maintain and provide surgeons and hospitals with consignment implant sets, back-up products and products of different sizes. For each surgery, fewer than all of the components of the set are used, and therefore certain portions of the set may become obsolete before they can be used. One of our primary business goals is to focus on continual product innovation. Though we believe this provides us with a competitive advantage, it also creates the risk that our products will become obsolete prior to sale or prior to the end of their anticipated useful lives. When we introduce new products or next-generation products, we may be required to take charges for excess and obsolete inventory that have a significant impact on the value of our inventory or on our operating results.

Goodwill and Intangible Assets. Goodwill represents the excess purchase price over the fair value of the net tangible and identifiable intangible assets acquired by us. We acquired goodwill in connection with the acquisitions completed in 2011. Goodwill is tested for impairment at a minimum on an annual basis. Goodwill is tested for impairment at the reporting unit level by comparing the reporting unit’s carrying amount, to the fair value of the reporting unit. The fair values are estimated using an income and discounted cash flow approach. We completed our annual goodwill and intangible assets impairment test in the fourth quarter of 2011 and determined that there was no impairment.

Intangible assets consist of purchased in-process research and development, or IPR&D, patents, customer relationships and non-compete agreements. Intangible assets with finite useful lives are amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from one to ten years. Intangible assets are tested for impairment annually or whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. If impairment is indicated, we measure the amount of the impairment loss as the amount by which the carrying amount exceeds the fair value of the asset. Fair value is generally determined using a discounted future cash flow analysis.

IPR&D has an indefinite life and is not amortized until completion and development of the project at which time the IPR&D becomes an amortizable asset. If the related project is not completed in a timely manner, we may have an impairment related to the IPR&D, calculated as the excess of the asset’s carrying value over its fair value.

Long-Lived Assets. We periodically evaluate the recoverability of the carrying amount of long-lived assets, which include property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We assess impairment when the undiscounted future cash flows from the use and eventual disposition of an asset are less than its carrying value. If impairment is indicated, we measure the amount of the impairment loss as the amount by which the carrying amount exceeds the fair value of the asset. We base our fair value methodology on quoted market prices, if available. If quoted market prices are not available, we estimate fair value based on prices of similar assets or other valuation techniques including present value techniques.

Income Taxes. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the year in which such items are expected to be received or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in the period that includes the enactment date. We establish a valuation allowance to offset any deferred tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

While we believe that our tax positions are fully supportable, there is a risk that certain positions could be challenged successfully. In these instances, we look to establish reserves. If we determine that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that has likelihood greater than 50% of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. We regularly monitor our tax positions, tax assets and tax liabilities. We reevaluate the technical merits of our tax positions and recognize an uncertain tax benefit or reverse a previously recorded tax benefit when (i) a tax audit is completed, (ii) applicable tax law, including a tax case or legislative guidance, changes or (iii) the statute of limitations expires. Significant judgment is required in accounting for tax reserves.

Legal Proceedings. We are involved in a number of legal actions involving both product liability and intellectual property disputes. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, that could require significant expenditures or result in lost sales. In accordance with authoritative guidance, we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other; the minimum amount of the range is accrued. If a loss is possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. While it is not possible to predict the outcome for these matters, we believe it is possible that costs associated with them could have a material adverse impact on our consolidated earnings, financial position or cash flows.

Stock-Based Compensation Expense. We measure the cost for employee and non-employee awards at the grant date based on the fair value of the award. For employee awards, we amortize the expense, which is the fair value of the portion of the award that is ultimately expected to vest, over the requisite service periods (generally the vesting period of the equity award). We record the awards issued to non-employees at their fair value as determined in accordance with authoritative guidance, and we periodically revalue the awards as they vest, recognizing the expense over the requisite service period. We estimate the fair value of stock options using a Black-Scholes option-pricing model. Our determination of the fair value is affected by our stock price and a number of assumptions, including expected volatility, expected term, risk-free interest rate and expected dividends.

As we are a non-public entity, historic volatility is not available for our common stock. As a result, we estimate volatility based on a peer group of public companies that we believe collectively provides a reasonable basis for estimating volatility. We intend to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until sufficient information regarding volatility of the price of our shares of Class A common stock becomes available or the selected companies are no longer suitable for this purpose.

We do not have sufficient information available that is indicative of future exercise and post-vesting behavior to estimate the expected term. As a result, we use the simplified method of estimating the expected term, under which the expected term is presumed to be the mid-point between the vesting date and the contractual end of the term. We base the risk-free interest rate on observed interest rates of U.S. Treasury securities equivalent to the expected terms of the stock options. We estimate our pre-vesting forfeiture rate based on our historical experience. Our dividend yield assumption is based on the history and expectation of no dividend payouts.

We estimated the weighted-average fair value of the options granted during the years ended December 31, 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012 to be $0.88, $1.75, $1.58, $1.72, and $1.44 per share, respectively. The fair value of the options was estimated on the grant date using a Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the expected stock price volatility, the calculation of expected term and fair value of the underlying common stock on the date of grant, among other inputs. The following table summarizes our assumptions used in the Black-Scholes model:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Risk-free interest rate	2.15% – 3.15%	1.52% – 2.64%	1.46% – 2.65%	2.65%	.96% – 1.30%
Expected term (in years)	7 years	6 years	6 years	6 years	6 years
Expected volatility	48.0% – 55.0%	46.5% – 53.5%	46.5% – 47.0%	47.0%	47.0%
Expected dividend yield	—	—	—	—	—

To the extent that further evidence regarding these variables is available and provides estimates that we believe are more indicative of actual trends, we may refine or change our approach to deriving these input estimates. Any such changes could materially affect the stock-based compensation expense we record in the future.

We incurred stock-based compensation expense of $3.5 million, $4.0 million, $3.3 million, $0.8 million and $1.1 million during the years ended December 31, 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, respectively. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized will likely increase.

Significant Factors Used in Determining Fair Value of Our Common Stock

In 2009, 2010 and 2011, our board of directors, with the assistance of management, used the market approach and the income approach in order to estimate the fair value of common stock underlying our option grants during those periods. Prior to this offering, there has been no public market for our common stock. Our board of directors has determined the fair value of our common stock by utilizing, among other things, independent third-party valuation studies conducted in connection with an equity financing in 2007 and biannually as of April 30 and October 31 since 2008. The findings of these valuations were based on our business and general economic, market and other conditions that could be reasonably evaluated at that time. The analyses of the valuation studies included a review of our company, including our financial results and capital structure, as well as an independent third-party review of the conditions of the industry in which we operate and the markets that we serve. The methodologies and assumptions used were consistent with those set forth in the American Institute of Certified Public Accountants, or the AICPA, in the AICPA Technical Practice Guide, Valuations of Privately-Held Company Equity Securities Issued as Compensation.

The following table summarizes by grant date, the number of shares of our common stock subject to options granted in 2009, 2010 and 2011 and through the date of this prospectus, as well as the associated per share exercise price.

Grant Date	Options Granted	Exercise Price	Fair Value Per Share of Common Stock (1)
February 5, 2009	960,500	1.32	1.32
April 15, 2009	475,000	1.32	1.32
August 6, 2009	2,018,450	1.50	1.50
October 30, 2009	497,000	2.00	2.00
February 14, 2010	553,000	2.50	2.50
June 16, 2010	1,520,400	3.65	3.65
July 29, 2010	427,000	3.65	3.65
October 28, 2010	977,000	3.65	3.65
February 11, 2011	588,000	3.47	3.47
April 20, 2011	670,500	3.47	3.47
July 28, 2011	751,656	3.28	3.28
October 27, 2011	1,842,150	3.28	3.28
February 2, 2012	1,183,750	3.18	3.18
March 28, 2012	150,000	3.18	3.18
April 26, 2012	665,000	(2)	(2)

(1)	The fair value per share of common stock as determined by our board of directors as of the date of the grant, taking into account various factors and including the results of independent third party valuations of common stock as discussed below.
(2)	The exercise price and fair value per share of common stock will equal the public offering price of this offering. If this offering is not consummated during 2012, the exercise price and fair value per share of common stock will be $3.18 per share.

In the valuation studies, industry standard valuation methodologies were used to value our common stock, as described below. In estimating our equity value, a probability weighting of the market approach and the income approach was used to first arrive at a total equity value.

For the market approach, we utilized the guideline company method by analyzing a population of comparable companies and selected those companies that we considered to be the most comparable to us in terms of product offerings, sales, margins and growth. We then used these guideline companies to develop relevant market multiples and ratios, which are then applied to our corresponding financial metrics to estimate our equity value. Under the market approach, we also utilized the comparable transaction methodology using multiples of earnings and cash flow determined through an analysis of transactions involving controlling interests in companies with operations similar to our principal business operations. For the income approach, we performed discounted cash flow analyses which utilized projected cash flows which were then discounted to the present using a range of 14% to 15% in order to arrive at our current equity value.

In 2009, 2010, 2011 and into 2012, our board of directors, with the assistance of management, used the market approach and income approach to estimate the fair value per share of common stock underlying our option grants during those periods. In allocating the total equity value between preferred and common stock, we considered the liquidation preferences of the preferred stockholders. The preferred stock had a liquidation value of $110.0 million as of March 31, 2012. Additionally, each valuation during this period utilizes the option-pricing method for allocating the total equity value between preferred and common stock.

The significant input assumptions used in our valuation models were based on subjective future expectations combined with management’s judgment, including:

•	Assumptions utilized in the income approach were:

•	our expected revenue, operating performance and cash flows for the current and future years, determined as of the valuation date based on our estimates;

•	a discount rate, which is applied to discretely forecasted future cash flows in order to calculate the present value of those cash flows;

•	a terminal value multiple, which is applied to our last year of discretely forecasted cash flows to calculate the residual value of our future cash flows; and

•	lack of marketability factor of 10% to 20%.

•	Assumptions utilized in the market approach using guideline companies were:

•	our expected sales, operating performance and cash flows for the current and future years, determined as of the valuation date based on our estimates;

•	multiples of market value to trailing and expected future revenues and EBITDA, determined as of the valuation date, based on a group of comparable public companies we identified; and

•	a lack of marketability factor of 10% to 20%.

•	Assumptions utilized in the market approach using comparable transactions:

•	selection of guideline transactions involving target companies with similar operations, characteristics, and business risks.

Options Granted from August 2009 through February 2010

Our board of directors valued our common stock at $1.50 per share for our options granted on August 6, 2009, based on an April 30, 2009 third-party valuation report. Our board of directors valued our common stock at $2.00 per share for our options granted on October 30, 2009, which reflected the board of directors’ and management’s judgment that the value had increased from the April 2009 valuation as evident from the sale of 1.2 million shares of our stock, at a price of $2.00 per share in two separate transactions among third-party buyers and sellers subsequent to April 30, 2009. Additionally, our board of directors valued our common stock at $2.50 per share for our options granted on February 14, 2010. This valuation was based on an October 31, 2009 third-party valuation report that valued our common stock at $2.34 per share and also reflected the board of directors’ and management’s judgment that the value had increased from the October 2009 valuation report as evident from the sale of 4.4 million shares of common stock, at a purchase price of $2.50 per share, in a series of transactions among third-party buyers and sellers subsequent to October 31, 2009. Each of the April 2009 and October 2009 valuation reports utilized a combination of the income approach, the market approach using guideline companies, and the market approach using comparable transactions and both valuations weighted each of the three methodologies as one-third of the total equity value. The income approach was favorably affected by our growing profitability, as well as our historic and projected growth rates. In the market approach using guideline companies, the multiples considered the market value of invested capital value of the Company as a multiple of revenue and EBITDA. Consistent with the income approach indications, the value conclusions arrived through application of the market approach resulted in appreciating equity values for the Company through October 31, 2009. Similar to the other two methods, the market approach using comparable transactions also resulted in increased valuations for the two valuation periods in 2009.

Options Granted from June 2010 through October 2010

Our board of directors valued our common stock at $3.65 per share for our options granted from June 16, 2010 through October 28, 2010, based on an April 30, 2010 third-party valuation report. The April 2010 valuation utilized the same three approaches as in prior periods. As part of this valuation our board, at the suggestion of the third-party valuation firm, determined due to changes in the market conditions of the medical device industry and due to the growth in size and maturity of our Company, it was appropriate to adjust the weighting of the three valuation methodologies. Accordingly, the income approach was adjusted to a 50% weighting, the market approach was adjusted to a 40% weighting and the market approach using a group of comparable transactions was weighted at 10%. The market approach using comparable transactions was assigned less weight as it does not have the ability to apply future multiples to projected revenue or EBITDA indications. The appreciating equity values were attributable to the Company’s growing profitability, as well as our historic and projected growth rates, increases in the guideline publicly-traded company market values and increases in comparable transaction values. At the time of the April 2010 valuation, the Company was projecting growth rates in excess of 20% and a terminal growth rate of 20%.

Options Granted from February 2011 through April 2011

Our board of directors valued our common stock at $3.47 per share for our options granted on February 11, 2011 and April 20, 2011, based on an October 31, 2010 third-party valuation report. The October 2010 valuation report weighted the three variables consistently with the April 2010 report: the income approach was weighted 50%, the market approach using guideline companies was weighted 40% and the market approach using comparable transactions was weighted 10%. The income approach reflected a decline in the Company’s equity value due to our slowing growth and a decline in the growth of comparable companies. The Company’s growth rates used in its projections at this time were slightly lower than those used in the April 2010 valuation. The market approach for guideline companies yielded a similar decline in our equity value due to a decline in guideline companies’ pricing multiples. The market approach transaction method also reflected a decline in our equity value due to a decline in the multiples for transactions that closed during the valuation period. The result of the combination of the three variables, each with declining trends, reflected an overall reduction in the value of our common stock from $3.65 to $3.47.

Options Granted from July 2011 through March 2012

Our board of directors valued our common stock at $3.28 per share for our options granted on July 28, 2011 and October 27, 2011, based on an April 30, 2011 third-party valuation report. Our board of directors valued our common stock at $3.18 per share for our options granted on February 2, 2012 and March 28, 2012, based on an October 31, 2011 third-party valuation report. The April 2011 and October 2011 valuation reports weighted the three variables consistently with the April 2010 report: the income approach was weighted 50%, the market approach using guideline companies was weighted 40% and the market approach using comparable transactions was weighted 10%. The market approach using guideline companies remained fairly consistent with the October 2010 valuation. In the April 2011 valuation report, the income approach reflected a slight decline as a result of the Company’s actual results and projections primarily driven by market conditions. As of the date of the valuation, the Company’s growth rates used in its projections decreased to below 20% as compared to prior valuations. The market approaches continued to reflect a decline in the multiples for transactions closing during the valuation periods. The results were declines in value from $3.47 in the October 2010 valuation report to $3.28 in the April 2011 valuation report.

In the October 2011 valuation report, the market approach using guideline companies continued to decline given the continued market conditions. However, the market approach using comparable transactions and the income approach began to show signs of stabilization offsetting the decline from the guideline company method. The growth rates used in the Company’s projections at this time remained relatively consistent with the April 2011 valuation. At this time, our board of directors reduced the lack of marketability discount to 10% as compared to 12.5% in the April 2011 valuation report. These changes resulted in a decline in the stock price to $3.18.

Options Granted in April 2012

Our board of directors authorized the grant of stock options on April 26, 2012 and determined that the value of our common stock on that date would be equivalent to the public offering price of this offering if the offering is completed in 2012.

The midpoint of the price range for the initial offering price reflected on the cover page of this prospectus is $             per share as compared to $3.18 per share as of March 28, 2012, the last date we granted stock options at a value not tied to the public offering price in this offering. We note that, as is typical in initial public offerings, the preliminary range was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the preliminary range were prevailing market conditions and estimates of our business potential. In addition to this difference in purpose and methodology, we believe that the difference in value reflected between the midpoint of the preliminary range and management’s determination of the value of our common stock on March 28, 2012 was primarily because history has shown that it is reasonable to expect that the completion of an initial public offering will increase the value of stock as a result of the significant increase in the liquidity and ability to trade/sell such securities. However, it is not possible to measure such increase in value with precision or certainty.

Based on the $              midpoint of the estimated price range shown on the cover page of this prospectus, the intrinsic value of the options granted on March 28, 2012, the last date we granted stock options at a value not tied to the public offering price in this offering, was approximately $            . Also based on the $              midpoint of the estimated price range shown on the cover page of this prospectus, the intrinsic value of outstanding options as of March 31, 2012 was $              million, of which $              million related to vested options and $              million related to unvested options.

The assumptions around fair value that we have made represent our management’s best estimate, but they are highly subjective and inherently uncertain. If management had made different assumptions, our calculation of the options’ fair value and the resulting stock-based compensation expense could differ, perhaps materially, from the amounts recognized in our financial statements.

Recent Issued Accounting Pronouncements

Effective January 1, 2012, we adopted Financial Accounting Standards Board (FASB) authoritative guidance that amends previous guidance for the presentation of comprehensive income. The new standard eliminates the option to present other comprehensive income in the statement of changes in equity. Under the revised guidance, an entity has the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive financial statements. We are providing two separate but consecutive financial statements. The new standard was required to be applied retroactively. Other than the change in presentation, the adoption of the new standard did not have an impact on our financial position or results of operations.

Effective January 1, 2012, we adopted FASB authoritative guidance that amends previous guidance for fair value measurement and disclosure requirements. The revised guidance changes certain fair value measurement principles, clarifies the application of existing fair value measurements and expands the disclosure requirements, particularly for Level 3 fair value measurements. Adoption of the amendments did not have a material impact on our financial position or results of operations.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to various market risks, which may result in potential losses arising from adverse changes in market rates, such as interest rates and foreign exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes and do not believe we are exposed to material market risk with respect to our cash and cash equivalents.

Interest Rate Risk

We are exposed to interest rate risk in connection with any future borrowings under our revolving credit facility, which bears interest at a floating rate based on LIBOR plus an applicable borrowing margin. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. In the ordinary course of business, we may enter into contractual arrangements to reduce our exposure to interest rate risks.

Foreign Exchange Risk Management

We operate in countries other than the United States, and, therefore, we are exposed to foreign currency risks. We bill most direct sales outside of the United States in local currencies. We expect that the percentage of our sales denominated in foreign currencies will increase in the foreseeable future as we continue to expand into international markets. When sales or expenses are not denominated in U.S. dollars, a fluctuation in exchange rates could affect our net income. We believe that the risk of a significant impact on our operating income from foreign currency fluctuations is minimal. We do not currently hedge our exposure to foreign currency exchange rate fluctuations; however, we may choose to hedge our exposure in the future.

Controls and Procedures

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for the year ending December 31, 2013. Our independent public registered accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an “emerging growth company”.

BUSINESS

Overview

We are a medical device company focused exclusively on the design, development and commercialization of products that promote healing in patients with spine disorders. We are an engineering-driven company with a history of rapidly developing and commercializing products that assist surgeons in effectively treating their patients, respond to evolving surgeon needs and address new treatment options. Since our inception in 2003, we have launched over 100 products and offer a comprehensive portfolio of innovative and differentiated products addressing a broad array of spinal pathologies, anatomies and surgical approaches. We were formed in 2003 and have grown our sales to $331.5 million in 2011. We have been able to achieve our success while maintaining strong profit margins. For the year ended December 31, 2011, we had $118.6 million of Adjusted EBITDA, representing an Adjusted EBITDA margin of 36%, and $60.8 million of net income. For the three months ended March 31, 2012, we had sales of $94.7 million as compared to $78.3 million in the three months ended March 31, 2011, an increase of $16.4 million or 21%. For the three months ended March 31, 2012, we had $34.0 million of Adjusted EBITDA, representing an Adjusted EBITDA margin of 36%, and $17.6 million of net income. We had positive Adjusted EBITDA and Adjusted EBITDA margins in excess of 35% for each of the years ended December 31, 2009, 2010 and 2011.

All of our products fall into one of two categories: innovative fusion or disruptive technologies. Our innovative fusion products address a broad range of spinal fusion surgical procedures. Spinal fusion is a surgical procedure to correct problems with the individual vertebrae, the interlocking bones making up the spine, by preventing movement of the affected bones. We believe our innovative fusion products demonstrate features and characteristics that provide advantages for surgeons and contribute to better outcomes for patients as compared to traditional fusion products. These advantages have enabled us to grow our sales at a faster rate than the broader spine industry. We define disruptive technologies as those that represent a significant shift in the treatment of spine disorders by allowing for novel surgical procedures, improvements to existing surgical procedures, the treatment of spine disorders by new physician specialties, and surgical intervention earlier in the continuum of care. We expect the increased use of disruptive technologies to improve patient outcomes and reduce costs given the expected lower morbidity rates, shorter patient recovery times and shorter hospital stays associated with these procedures. Our current portfolio of approved and pipeline products includes a variety of disruptive technology products, which we believe offer material improvements to fusion procedures, such as minimally invasive surgical, or MIS, techniques, as well as new treatment alternatives including motion preservation technologies, such as dynamic stabilization, total disc replacement and interspinous process spacer products and advanced biomaterials technologies, as well as interventional pain management solutions, including treatments for vertebral compression fractures. For the year ended December 31, 2011, our sales were $224.4 million from innovative fusion products and $107.1 million from disruptive technology products, representing year-over-year growth rates of 4% and 47%, respectively. For the three months ended March 31, 2012, our sales were $61.5 million from innovative fusion products and $33.2 million from disruptive technology products, representing a 9% and a 51%, respectively, increase over the same period in 2011.

According to iData Research, Inc., the $10.0 billion worldwide spine market consists of the $5.9 billion spinal fusion market and $4.1 billion disruptive technologies market. We expect the market for disruptive technologies to grow faster than the traditional fusion market and expand the overall addressable population of patients seeking surgical treatment for spine disorders. We believe we are well positioned to capitalize on this higher-growth segment of the spine market given our multiple existing commercialized products and several products in various stages of development. In addition, we believe we are well positioned to increase sales of our innovative fusion products at a rate faster than the broader spine industry because of the advantages our products offer compared to traditional fusion products.

We believe our product development engine is unique and highly efficient. It employs an integrated team approach to product development that involves collaboration among surgeons, our engineers, our dedicated researchers, our highly-skilled machinists, and our clinical and regulatory personnel. We believe that utilizing these integrated teams, as well as our extensive in-house facilities, enables us to design, test and obtain regulatory approvals of our products at a faster rate than our competitors. We emphasize the importance of developing new products that are improvements to existing technologies and offerings, which we believe drives the demand for our products. We have introduced 44 products since 2009, which accounted for 46% of our sales for the year ended December 31, 2011.

Our product development engine allows us to develop products that we believe demonstrate features and characteristics that provide advantages for surgeons and contribute to better outcomes for patients. We believe the use of our products reduces costs as a result of lower morbidity rates, shorter patient recovery times and shorter hospital stays.

We market and sell our products through our exclusive global sales force. As of March 31, 2012, our U.S. sales force consisted of 336 sales representatives employed by us or our 19 exclusive independent distributors. We expect to continue to increase the number of our direct and distributor sales representatives in the United States and intend to add a total of 24 additional direct and distributor sales representatives by the end of 2012. As of March 31, 2012, our international operations consisted of 87 employees and eight exclusive independent distributors, which together had sales in 17 countries during 2011. We aim to have a sales presence in eight additional countries by the end of 2012. As of March 31, 2012, we had also hired a newly-formed, separate sales force consisting of 32 sales representatives to market and sell our current and planned interventional pain management products, including our existing AFFIRM kyphoplasty product, which we market under the trade name Algea Therapies. We intend to recruit additional sales representatives strategically to grow that business. We believe the planned expansion of our U.S. and international sales forces provides us with significant opportunities for future growth as we continue to penetrate existing geographic markets and enter new ones.

Industry Overview

Overview of Spine Anatomy

The spine consists of interlocking bones, called vertebrae, stacked on top of one another. Vertebrae are separated from each other by intervertebral discs, which act as shock absorbers, and are connected to each other by facet joints, which provide flexibility. Supportive soft tissues including ligaments, tendons and muscles are attached to two laminae, which provide stability to the vertebral segment. The spinal cord runs through the center of the spine, or spinal canal, carrying nerves that exit through openings between the vertebrae, referred to as foramen, and deliver sensation and control to the entire body.

The spine is comprised of five regions, of which there are three primary regions: the cervical, thoracic and lumbar regions. The cervical region consists of the first seven vertebrae (C1-C7) extending from the base of the skull to the shoulders and facilitates movement of the head and neck. The thoracic region consists of the 12 vertebrae in the middle of the back (T1-T12) and each vertebra is connected to two ribs that protect the body’s vital organs. The lumbar region consists of five vertebrae in the lower back (L1-L5) and is the primary load-bearing region of the spine. The final two regions of the spine, the sacrum (S1-S5) and coccyx, consist of naturally fused vertebrae connected to the hip bones to provide support and protect organs in the pelvic area. With regard to anatomical terms of surgical location, anterior refers to access from the front, posterior refers to access from the back and lateral refers to access from the side.

Overview of Spine Disorders

Spine disorders are a leading driver of healthcare costs worldwide, as evidenced by the 1.8 million spinal fusion procedures performed worldwide in 2011. Spine disorders range in severity from mild pain and loss of feeling to extreme pain and paralysis. These disorders are primarily caused by degenerative disc disease, stenosis, deformity, osteoporosis, tumors and trauma.

Degenerative disc disease, or DDD, describes the most common type of spine disorder which primarily results from repetitive stresses experienced during the normal aging process. Disc degeneration occurs as the inner cores of intervertebral discs lose elasticity and shrink. Over time, these changes can cause the discs to lose their normal height and shock-absorbing characteristics, which leads to back pain and reduced flexibility. Herniated discs are a common form of degenerative disc disease and occur when the intervertebral disc material protrudes from the annulus. Symptomatic cervical disc disease, or SCDD, is a gradual deterioration of the spongy discs in the neck leading to problems related to nerve function that can cause pain and limit movement.

Spinal stenosis is a condition attributed to the narrowing of the space around the nerves in the lumbar spine. The resulting compression can lead to back and leg pain. This condition is often caused by the degenerative process in the spine and facet joints. Lumbar stenosis is a condition whereby either the spinal canal or vertebral foramen becomes narrowed in the lower back. If the narrowing is substantial, it causes compression of the nerves and the painful symptoms of lumbar spinal stenosis.

Spine deformity is a term used to describe any variation in the natural curvature of the spine. Natural curves help the upper body maintain proper balance and alignment over the pelvis. Common forms of deformity include scoliosis, which is a lateral or side-to-side curvature of the spine, extreme lordosis, which is an abnormal convex curvature of the lumbar spine, and extreme kyphosis, which is an abnormal concave curvature leading to a rounded back.

Vertebral compression fractures, or VCFs, are fractures of the vertebrae that result in the collapse of the vertebral body. These fractures, which can be very painful to the patient, are often the result of osteoporosis, which causes the vertebrae to weaken and become brittle, or spine tumors, but can also result from trauma.

Spine tumors are relatively rare. Benign tumors are typically removed surgically while malignant tumors are more difficult to treat and often originate in other areas of the body such as the lungs, thyroid or kidneys.

Treatments for Spine Disorders

Treatment alternatives for spine disorders range from non-operative conservative therapies to surgical interventions. Conservative therapies include bed rest, medication and physical therapy. When conservative therapies fail to provide adequate quality of life improvements, surgical interventions may be used to address pain. Surgical treatments for spine disorders can be instrumented, which include the use of implants, or non-instrumented, which forego the use of any such implants. The most common surgical interventions include non-instrumented treatments such as discectomy, which is the removal of all or part of a damaged disc, and laminectomy, which is the removal of all or part of a lamina. Non-instrumented treatments have typically been used to treat patients earlier in the continuum of care than instrumented treatments. The most common instrumented treatment is spinal fusion, where two or more adjacent vertebrae are fused together with implants to restore disc height and provide stability. As disruptive technologies continue to gain acceptance, we expect that they will allow surgeons to use instrumented treatments earlier in the continuum of care as a preferred alternative to non-instrumented surgical intervention or conservative therapies.

According to iData Research, Inc., in 2011, there were approximately 881,100 spinal fusion procedures in the United States and an estimated 1.8 million worldwide, representing a $5.9 billion worldwide market. Fusions are typically performed on the cervical or lumbar regions of the spine, and implants may include devices such as plates, pedicle screw and rod systems and interbody spacers.

Disruptive technologies are designed to provide better patient outcomes in certain situations through the use of MIS techniques, by allowing the patient to retain some motion in the affected area, or by using biomaterials or interventional pain management solutions, such as treatments for vertebral compression fractures to speed healing time or improve patient outcomes. Disruptive technologies may enable treatment with implants earlier in the continuum of care by addressing the shortcomings of traditional surgical interventions, which often include soft tissue disruption, long operating times, extended hospital stays and lengthy patient recovery times. Additionally, disruptive technologies may help a patient avoid progression of spinal disc disease sometimes caused by traditional surgical options such as spinal fusion. As a result, we expect the market for disruptive technologies to grow faster than the market for traditional fusion and expand the addressable patient population for spine surgery.

The chart below illustrates key components of the 2011 worldwide spine market.

Source: iData Research, Inc.

(1)	United States only.

Growth Drivers

We believe the spine market will continue to experience growth as a result of the following market influences:

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Favorable patient demographics. The number of people over the age of 65 is large and growing. Improvements in healthcare have led to increasing life expectancies worldwide and the opportunity to lead more active lifestyles at advanced ages. These trends are expected to generate increased demand for spine surgeries.

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Improving technologies leading to increased use of fusion procedures. Due to the longevity of its practice and acceptable clinical outcomes, fusion has become a standard treatment option for patients presenting more advanced stages of spine disease. We expect that the development of improved fusion products will continue to contribute to spinal fusion as a leading treatment for advanced stages of spine disease.

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Disruptive technologies driving earlier interventions and creating an expanded patient base. Disruptive technologies are gaining increasing acceptance among patients and surgeons because they allow for novel surgical procedures, improvements to existing surgical procedures, the treatment of spine disorders by new physician specialties, and surgical intervention earlier in the continuum of care, all of which can result in better outcomes for patients. We believe surgeons and patients who would otherwise choose more conservative nonsurgical treatment plans with sub-optimal results may elect a surgical option utilizing disruptive technologies to treat spine disorders. As a result, disruptive technologies are expected to drive accelerated growth and increase the size of the addressable patient population for spine surgery.

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Continued market penetration internationally. While the United States comprises approximately 5% of the worldwide population, according to iData Research, Inc., approximately 53% of spine surgeries occur in the United States.

We believe that improvements to the standard of care, including the introduction of new products and the expansion of international sales forces, will increase demand for spine products outside of the United States.

Our Competitive Strengths

We are focused exclusively on the spine market and our senior leadership team has over 200 years of collective experience in the spine and medical device industries. We believe that this focus and experience, combined with the following principal competitive strengths, will allow us to grow our sales faster than our competitors and the overall spine industry:

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Comprehensive and broad portfolio of innovative fusion products. We have a comprehensive portfolio of innovative fusion products that addresses a broad array of spinal pathologies, anatomies and surgical approaches. We believe our innovative fusion products demonstrate features and characteristics that provide advantages for surgeons and contribute to better outcomes for patients as compared to traditional fusion products. Our differentiated product portfolio allows us to offer a wide variety of treatment options and effectively market our entire product portfolio to surgeons who may initially be familiar with only a subset of our products. In addition, because surgeons and hospitals typically prefer to deal with a limited number of vendors, our portfolio of products enables us to compete effectively.

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Well-positioned disruptive technology products. We expect the market for disruptive technologies to grow faster than the traditional fusion market. We currently have a comprehensive and broad portfolio of MIS, motion preservation and advanced biomaterials products, with four additional products addressing motion preservation in clinical trials and other pipeline products in various stages of development. We believe our current portfolio and pipeline of disruptive technology products provide improved patient outcomes, reduce overall costs and position us to capitalize on the growth in this market.

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Integrated product development engine. We believe that we have a unique and highly efficient approach to product development that significantly reduces the time required to advance a potential product from concept to commercialization. We have historically utilized our product development engine to bring substantially all of our products to market and have not relied upon acquisitions to grow our business. Our integrated teams of surgeons, engineers, dedicated researchers, highly-skilled machinists, and clinical and regulatory personnel work together to conceptualize, evaluate, and develop potential new products through an iterative process that allows for rapid product development. In addition, our regulatory and clinical affairs teams have a proven ability to work effectively with regulatory agencies worldwide to obtain approvals to market our products. The combination of our research, development, clinical and regulatory expertise allows us to react quickly to evolving surgeon and patient needs, address new treatment options, and introduce several new products annually.

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Exclusive U.S. sales force with broad geographic scope. We have made, and intend to continue to make, significant investments in our exclusive U.S. sales force. As of March 31, 2012, this sales force consisted of 336 sales representatives employed by us or our 19 exclusive independent distributors, not counting our separate Algea Therapies sales force. Our direct and distributor sales representatives are highly trained in the clinical benefits of our products and frequently consult with surgeons and surgical staff inside the operating room regarding the use of our products. We believe the size, expertise and exclusive nature of our sales force enable us to maximize our market penetration and continue to expand our geographic presence.

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Demonstrated track record of profitability with established scale. We have made investments in our infrastructure that have allowed us to accelerate development and commercialization of our products, and maintain strong profit margins typically associated with our larger competitors. We have launched over 100 products and experienced significant growth in sales since our founding in 2003, while remaining focused on generating operating cash flow and net income. We were formed in 2003 and have grown our sales to $331.5 million in 2011. Our disciplined approach has contributed to Adjusted EBITDA of $118.6 million and net income of $60.8 million for the year ended December 31, 2011 and Adjusted EBITDA of $34.0 million and net income of $17.6 million for the three months ended March 31, 2012. We have had positive Adjusted EBITDA and Adjusted EBITDA margins in excess of 35% for each of the years ended December 31, 2009, 2010, and 2011.

Our Strategy

Our goal is to become the leader in providing innovative solutions across the continuum of care in the spine market. To achieve this goal, we are employing the following business strategies:

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Leverage our product development engine. We plan to continue to develop innovative fusion products and disruptive technology products in the areas of MIS, motion preservation, and advanced biomaterials technologies using what we believe to be a unique and highly efficient product development engine. We believe our team-oriented approach, active surgeon input and demonstrated product development and commercialization capabilities position us to maintain a rapid rate of new product launches. As of the date of this prospectus, we had over 30 potential new products in various stages of development and we expect to launch approximately five to ten new products in each of the next three years.

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Increase the size, scope and productivity of our exclusive U.S. sales force. We believe there is significant opportunity to further penetrate existing markets and to enter new markets by increasing the size and geographic scope of our U.S. sales force. We expect to continue to increase the number of our direct and distributor sales representatives in the United States and intend to add a total of 24 additional direct and distributor sales representatives by the end of 2012. We also intend to continue recruiting additional sales representatives strategically to grow our Algea Therapies sales force. In addition to focusing our recruitment efforts on individuals with previous spine industry experience and demonstrated sales success, we will continue to provide our sales representatives with specialized development programs designed to improve their productivity.

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Continue to expand into international markets. We have historically focused our commercialization efforts primarily on the U.S. market. However, according to iData Research, Inc., approximately 47% of spine procedures are performed outside the United States. We believe there is significant opportunity for us to expand our international presence. We began selling our products in international markets in 2005 and sales generated from outside the United States exceeded $20 million for the year ended December 31, 2011, a more than 100% increase from 2010. We expect to continue to increase our international presence through the commercialization of additional products and through the expansion of our direct and distributor sales force. As of December 31, 2011, we had an existing direct or distributor sales presence in 17 countries outside of the United States and aim to have a sales presence in eight additional countries by the end of 2012.

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Pursue strategic acquisitions and alliances. We intend to selectively pursue acquisitions and alliances in the future that will provide us with new or complementary technologies, personnel with significant relevant experience, or increased market penetration. We are currently evaluating a number of possible acquisitions or strategic relationships and believe that our resources and experience make us an attractive acquiror or partner.

Products

We currently offer over 100 innovative fusion and disruptive technology products. We have highlighted a selection of these products below. REVERE 5.5 Titanium Degen System generated 27%, 23%, 21%, and 21% of our consolidated sales during each of 2009, 2010, 2011 and the three months ended March 31, 2012, respectively. COALITION generated 11% of our consolidated sales during 2011 and the three months ended March 31, 2012. CALIBER generated 10% of our consolidated sales during the three months ended March 31, 2012. No other class of products contributed 10% or more of our consolidated sales during 2009, 2010, 2011 or the first three months of 2012.

Innovative Fusion

Our products address the entire spine with innovative fusion products for use in cervical, thoracolumbar, sacral, and interbody/corpectomy fusion procedures to treat degenerative, deformity, tumor, and trauma conditions. We believe that our innovative fusion products demonstrate features and characteristics that enable us to provide advantages over traditional fusion that help improve surgical techniques and may contribute to better outcomes for patients. Our comprehensive REVERE pedicle screw and rod system incorporates a convenient non-threaded locking cap design that eases building of thoracolumbar fixation constructs to readily adapt to the patient’s anatomy and condition, for a range of clinical applications. Certain other of our products, such as our XPAND and FORTIFY corpectomy devices that incorporate smooth expansion capability, have a range of size options for optimal fit, and are manufactured from radiolucent polyetheretherketone, or PEEK, to allow for postoperative radiographic visualization. Certain of our other products, such as COALITION and INDEPENDENCE stand-alone interbody fusion devices, simplify the surgical technique by reducing steps and hardware while providing confident stabilization. The depth of our innovative fusion portfolio encompasses treatment modalities from the occiput to the sacrum, with novel designs and features that provide key improvements to the standards of care. We also build on proven technologies to continuously upgrade our offerings, including multiple cervical plating systems, both top-loading and posted screw systems, and a range of interbody implant and approach options.

A selection of our innovative fusion products is presented in the tables below:

Cervical

Selected Product	Description	Region	Launch
XTEND	Anterior cervical plate system that allows for an extension plate for revision surgery	United States International	2009

ELLIPSE	Posterior occipital cervical thoracic stabilization system with a non-threaded locking mechanism	United States International	2009

VIP	Anterior cervical plate system with one screw per level for minimal tissue disruption	United States International	2008

PROVIDENCE	Anterior cervical plate system with visible, audible and tactile screw locking	United States International	2007

ASSURE	Low profile anterior cervical plate system with simple one step screw locking	United States International	2004

Thoracolumbar

Selected Product	Description	Region	Launch
SI-LOK‡	Sacroiliac joint fixation system	United States	2011

BEACON Posted Screw	Posted pedicle screw system with medial lateral connection capability	United States International	2008

REVERE Degen	Comprehensive pedicle screw and rod system with non-threaded locking mechanism and specialized sacroiliac implants	United States International	2006

‡	Pending CE marking.

Interbody/Corpectomy

Selected Product	Description	Region	Launch
FORTIFY	PEEK and titanium self-locking expandable corpectomy device with modular endplates	United States	2012

COALITION	Anterior cervical stand-alone fusion device with anatomic profile	United States International	2009

COLONIAL	PEEK anterior cervical interbody fusion device	United States International	2008

INDEPENDENCE	Anterior lumbar stand-alone fusion device with anatomic profile	United States International	2008

XPAND	PEEK and titanium expandable corpectomy spacer with multiple footprint options	United States International	2005

SUSTAIN	PEEK and titanium spacers for partial or complete vertebrectomy	United States International	2003

Deformity, Tumor, and Trauma

Selected Product	Description	Region	Launch
Corrective Osteotomy Set	Instruments for performing pedicle subtraction osteotomies and vertebral body resections	United States International	2011

TRUSS	Lateral compressible thoracolumbar plate system	United States International	2009

REVERE Deformity	Comprehensive pedicle screw, hook, and rod deformity system with non-threaded locking mechanism and specialty correction instruments	United States International	2007

REVERE Anterior	Pedicle screw and rod deformity system with non-threaded locking mechanism and specialty anterior correction instruments	United States International	2006

Disruptive Technologies

We believe we are well positioned to capitalize on this higher-growth segment of the spine market given our multiple existing commercialized products and several products in various stages of development. We have a comprehensive and broad product portfolio and pipeline of disruptive technologies for MIS, motion preservation, and advanced biomaterials technologies, as well as interventional pain management solutions, including treatments for vertebral compression fractures. Our MIS products enable a surgeon to perform a procedure less invasively to minimize tissue disruption and maximize native anatomy, which may lead to better patient recovery and fewer approach-related complications. The MARS 3V retractor system facilitates smaller incisions with the use of positionable radiolucent retractor blades to access the surgical site and to allow both direct and radiographic visualization. Our CALIBER and SIGNATURE interbody spacers are designed for reliable delivery through smaller MIS incisions with streamlined implants and instruments. Our REVOLVE pedicle screw system is designed for MIS screw and rod insertion through small incisions, and utilizes a convenient non-threaded locking cap design. Other disruptive technology products, such as TRANSITION, provide for stabilization that is less rigid than traditional pedicle screw systems for more natural load distribution to help promote fusion while maintaining stability. Similarly, our motion preservation products, such as SECURE-C and SECURE-CR, are next-generation arthroplasty devices that allow segmental motion, are semi-constrained to enhance stability, and provide alternatives to fusion in the treatment of degenerative conditions. Our advanced biomaterials products, including MICROFUSE resorbable bone void filler and CONDUCT ceramic-collagen, are well suited for posterolateral fusion procedures in which our innovative stabilization systems are also used.

A selection of our MIS, motion preservation and advanced biomaterials products are presented in the tables below:

Minimally Invasive Surgery

Selected Product	Description	Region	Launch
CALIBER-L	Expandable lateral lumbar interbody fusion device with PEEK endplates	United States International	2012

CALIBER	Expandable posterior lumbar interbody fusion device with PEEK endplates	United States International	2011

INTERCONTINENTAL	Lateral lumbar PEEK interbody fusion devise with integrated plate and screws	United States International	2011

REVLOK	MIS pedicle screw system for improved fixation in weakened bone	International	2011

MARS 3V	3 blade retractor system for minimally invasive lateral and posterior lumbar procedures	United States International	2010

TRANSCONTINENTAL	Lateral lumbar PEEK interbody fusion device	United States International	2009

REVOLVE	Minimally invasive pedicle screw and rod system with integrated reduction sleeve and non-threaded locking mechanism	United States International	2009

SIGNATURE	Articulating PEEK transforaminal interbody fusion device	United States International	2008

Motion Preservation

Selected Product	Description	Region	Launch
ZYFLEX	Dynamic stabilization system that allows for interpedicular distance change with flanges to resist shear translation	International	2011

SP-FIX†	Interspinous process fusion device	United States	2011

SECURE-CR	Selectively constrained and dual articulating cervical disc replacement device made from radiolucent PEEK	International	2010

ORBIT-R	Selectively constrained and dual articulating anterior lumbar disc replacement made from radiolucent PEEK	International	2010

TRANSITION	Dynamic stabilization system with a compressible bumper for less rigid interpedicular fixation	United States International	2009

TRIUMPH‡	Transforaminal lumbar disc replacement device from a posteriolateral approach	International	2008

FLEXUS‡	Minimally invasive unilateral PEEK interspinous process spacer	International	2007

SECURE-C‡	Selectively constrained and dual articulating cervical disc replacement device	International	2006

‡	Investigational device in the United States.
†	Pending CE marking.

Advanced Biomaterials

Selected Product	Description	Region	Launch
MICROFUSE Blocks	Resorbable cervical and lumbar interbody spacers manufactured from microspheres having different resorption profiles	International	2010

CONDUCT	Collagen/ceramic osteoconductive bone void filler	United States International	2010

RETRIEVE	Bone graft/BMA harvesting kit	United States International	2010

MICROFUSE	Resorbable bone void filler manufactured from microspheres having different resorption profiles	United States International	2009

MAINTAIN	Allograft cervical interbody fusion spacer	United States International	2006

Clinical Development Programs

In addition to the products we currently market, we continue to develop and test novel spine products. As we focus our attention on developing more disruptive technologies, we are required to conduct clinical trials in order to obtain U.S. Food and Drug Administration, or FDA, approval or clearance to market some of those disruptive technologies. We are currently conducting various clinical trials under FDA-approved investigational device exemptions, or IDEs, including the following:

SECURE-C Cervical Artificial Disc

The SECURE-C Cervical Artificial Disc, or SECURE-C, device is an innovative artificial disc designed to alleviate pain and preserve motion in patients with SCDD. SECURE-C consists of a polyethylene core articulating with two metal endplates. The device permits motion in flexion/extension, lateral bending, and axial rotation. SECURE-C comes in a range of implant sizes to accommodate varying patient anatomy. The plasma-sprayed endplates help to promote osseous fixation and the moving axis of rotation allows for more natural motion, including anterior-posterior translation.

“A Prospective Randomized Clinical Investigation of the SECURE-C Cervical Artificial Disc: A Pivotal Study” or the “SECURE-C IDE” is our ongoing U.S. trial to compare the safety and effectiveness of SECURE-C for the treatment of SCDD at one cervical level between the C3 and C7 vertebrae, compared to anterior cervical discectomy and fusion. The study is a randomized trial, meaning that patients are randomly assigned to a treatment arm, which in this trial involves treatment with SECURE-C, or a control arm, which involves treatment with our innovative fusion products. The primary endpoint of the study is to evaluate improvement in pain/disability using the Neck Disability Index. The secondary endpoint evaluates improvement in neck and arm pain measured using the Visual Analog Scale, or VAS, neurologic status, and health status.

Patients in the study must have been diagnosed with SCDD in one vertebral level between C3 and C7, have had neck or arm pain or a functional or neurologic deficit, radiographic confirmation of SCDD, and had at least six weeks of conservative treatment. Enrollment of 380 patients has been completed, with 50% randomly selected for the treatment arm and 50% for the control arm, in addition to the first five patients at each site treated with SECURE-C. Since the start of the study in July 2005, data collection has occurred at six weeks, three months, six months, 12 months, and 24 months postoperatively and annually thereafter. The SECURE-C pre-market approval, or PMA, application has been filed with FDA, and is currently under FDA review. The FDA has conducted clinical inspections at both study sites and at our headquarters and has conducted manufacturing inspections at our headquarters. We will continue to respond to FDA review or requests for information filed in support of the PMA. SECURE-C and SECURE-CR (a radiolucent version of the cervical disc) are both CE marked and are available for sale in certain jurisdictions outside the United States.

ACADIA Facet Replacement System

The current treatment for spinal stenosis calls for removal of bone around the affected nerve including the facet joints and fusing the posterior of the spine to ensure the segments remain stable. The ACADIA Facet Replacement System, or AFRS, allows for an anatomic reconstruction of the facet joint after the degenerated facet is decompressed and removed.

AFRS has been designed on the principles that have allowed other total joint replacement procedures to provide significant patient benefits. These guiding principles include an anatomically based implant design, a reproducible surgical technique, and the preservation of motion while addressing the clinical concern. Like the original facet joint, the replacement implant is designed to reproduce facet motion while restoring normal stability and motion.

We acquired the assets of Facet Solutions, developers of AFRS, in January 2011. Two U.S. IDE studies are in progress to study the use of AFRS in patients suffering from spinal stenosis. A 20-patient pilot study was enrolled prior to the acquisition, and a pivotal study was underway with 130 patients enrolled at the time of the acquisition. The prospective randomized pivotal study of AFRS may enroll and treat over 300 patients randomly selected for the treatment or control arm in a 2:1 ratio. As of April 30, 2012, over 175 patients have been enrolled and treated in the study, with enrollment expected to be completed in 2013. Postoperative follow-up data is obtained at six weeks, three months, six months, 12 months, 24 months and annually thereafter. AFRS is CE marked and is available for sale in certain jurisdictions outside the United States.

TRIUMPH Lumbar Disc

The TRIUMPH Lumbar Disc, or TRIUMPH, which is used in the treatment of lumbar DDD is a posterolateral artificial disc that permits motion and is the first device of its kind to be inserted from a posterolateral approach.

TRIUMPH is an articulating device comprised of two cobalt-chrome alloy components with multiple serrated keels for fixation, and titanium plasma spray coating to promote bony ingrowth. The two endplate surfaces are biconvex to conform to the vertebral endplates. The device allows for normal motion in all planes regardless of insertion angle, which can vary depending on surgical needs. This approach enables a surgeon to address the patient’s posterior pathology, as needed, and to maintain important anterior anatomical structures. The device may be placed obliquely across the disc space, and has features that guide alignment in the anteroposterior and lateral planes.

An IDE pilot study is being conducted on TRIUMPH in patients suffering from back and/or leg pain associated with DDD. A total of 20 patients have been enrolled and treated with TRIUMPH. We plan to submit the required data obtained through the IDE pilot study to the FDA to gain support for a larger randomized pivotal study comparing TRIUMPH to traditional fusion in the control arm. TRIUMPH is CE marked and is available for sale in certain jurisdictions outside the United States.

Product Development and Research

The markets in which we operate are subject to rapid technological advancements. We must constantly improve our existing products and introduce new products in order to continue to succeed. Accordingly, we have made significant investments in our product development and research capabilities. For the three months ended March 31, 2012, we spent $6.7 million, or 7% of sales, on research and development, and as of March 31, 2012, we had 158 employees in our research and product development department, including engineers, highly-skilled machinists, dedicated researchers and clinical and regulatory personnel.

Our senior management team founded Globus with a goal of leveraging their experience in the spine industry to develop a distinctive product development process that could significantly reduce the length of time between a product’s concept stage and commercialization. We have created what we believe to be a unique and highly efficient product development engine that employs an integrated team approach to product development that involves collaboration between surgeons, our engineers, our dedicated researchers and our highly-skilled machinists, as well as our clinical and regulatory personnel. This product development team formulates a design for the product and then builds and tests prototypes in our in-house prototype development and testing facility. As part of the development process, spine surgeons test the implantation of the product in our cadaveric laboratory to ensure it meets the needs of both surgeon and patient. Our team quickly refines or redesigns the prototype as necessary based on the results of the product testing, allowing us to perform rapid iterations of the design-prototype-test development cycle. We believe that our product development engine allows us to provide solutions that effectively respond to the needs of spine surgeons and their patients.

Our regulatory and clinical affairs department works in parallel with our product development teams, allowing us to anticipate and resolve issues at early stages in the development cycle. Our clinical and regulatory personnel are able to submit regulatory filings shortly after the final development testing is completed and are committed to timely and responsive communication with regulatory agencies. Though regulatory requirements are constantly changing and continued success cannot be assured, we have demonstrated an ability to gain rapid regulatory approvals of our innovative fusion products and disruptive technologies. We have demonstrated success in rapid product development, as we have successfully introduced over 100 products since we were founded in 2003 and intend to continue to launch five to ten new products in each of the next three years.

Our product development efforts are supported by our in-house research capabilities. We believe that centralizing and consolidating the critical elements of the product development and commercialization process in one facility allows us to bring products from the concept stage to the market rapidly in order to respond to surgeon and patient needs. We have the following resources at our corporate headquarters:

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A mechanical testing laboratory that provides a modern, fully-equipped facility for product testing. This capability is critical to our rapid product development process that relies on multiple iterations of the design-build-test cycle.

•	Our clinical research group gathers and performs postmarket clinical research and collects data that supports our product development and sales efforts.

•

A spinal kinematics laboratory contains our proprietary six degrees of freedom machine that we developed to biomechanically test cadaveric specimens. The six degrees of freedom machine enables us to simulate accurately and replicate the movement of the human spine. This enables spine surgeons and engineers to study the kinematics and kinetics of the human spine and the effects of various treatments and surgical techniques using our products.

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A tribology laboratory with machines that study the wear behavior of various bearing surfaces. This research is critical to the development of the next generation of disruptive technology products using newer bearing surfaces.

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A cadaveric laboratory simulates the operating room environment for product testing and training. This allows our product development team, including surgeons, to ensure our products meet all of their specifications and enables surgeons to develop a high level of comfort and aptitude in using the products.

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A materials characterization laboratory including a scanning electron microscope, energy dispersive spectroscopy and differentiated scanning calorimetry that allows us to view images of a device’s surface to determine certain of its properties, such as topography and composition. This laboratory enables us to model and analyze failures of certain device mechanisms, such as a material’s stress points, in order to improve our products.

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A computational laboratory built around a high-powered computer that conducts detailed mathematical modeling of discrete elements of a device in order to determine that device’s behavior under various loading conditions. We use this mathematical modeling as a supplement to other testing methods in the design process.

Spine Community Involvement and Education

One of the defining elements of our business is the extent of our involvement in the spine surgeon community. Spine surgeons participate in various aspects of our strategy, research, product development and education through formal programs such as our Medical Board of Directors and our Strategic Advisory Board. We also have extensive informal contact with spine surgeons. For example, surgeons are invited to our corporate headquarters to interface with our executive team, review our product portfolio, participate in bioskills labs, observe surgical procedures and interact with our product development teams. Members of all product development groups and other executives routinely conduct field visits with our spine surgeon constituency. Feedback from these interactions helps us understand practitioners’ needs and positions us to see key trends ahead of the competition.

We are committed to the advancement of spine care through our support of numerous educational and research programs geared towards spine surgeons, such as:

•	national and regional educational courses;

•	intensive hands-on cadaveric training on new products and new techniques;

•	research collaboration and support;

•	educational support; and

•	fellowship support.

We devote significant resources to training and educating surgeons in the safe and effective use of our products and techniques. In 2011, for example, we sponsored over 35 such programs in which over 480 surgeons participated. We have also made significant investments in the creation, staffing and program offerings of Musculoskeletal Education and Research Center, or MERC. Through MERC we offer educational and training programs both internally in our modern bioskills laboratory and 100 person lecture facility and externally through regionally-based didactic education and cadaveric bioskills training programs.

We are highly focused on the training of disruptive technologies through programs such as our “Skin-to-Skin” intensive two day MIS training programs on thoracolumbar interbody fusion procedures and our lateral lumbar interbody fusion labs. To complement these intensive cadaveric bioskills training programs, we also conduct a large number of product-based programs providing surgeons with informative didactic sessions coupled with hands-on-lab segments to allow surgeons to learn and experience new instrumentation and techniques.

We have a strong commitment to research performed in conjunction with surgeons from around the world. Many surgeons, particularly in non-academic settings, lack the resources to pursue academic investigation of areas of interest, and we actively support these research opportunities as well as opportunities in collaboration with leading academic institutions. Supported by a large, focused research team, these efforts range from basic biomechanical testing conducted internally with our six degrees of freedom machine to support major clinical outcomes studies. We are committed to providing the spine surgeon community with high quality research to support the new surgical techniques and novel product designs that we develop.

In addition to the programs offered by MERC, we actively participate in trade and industry organizations, including the North American Spine Society, the American Association of Neurological Surgeons and the International Society for the Advancement of Spine Surgery. We annually provide support to such professional organizations in the form of restricted educational grants and support of specific product workshop programs. Promising spine surgeons routinely seek educational fellowships as an important part of building strong clinical skills. We annually support these fellowships through academic institutions throughout the United States.

We also provide charitable support to the medical community and the community in general. Through our charitable arm, Globus Cares, we provide financial and product support to international medical missions to underdeveloped countries around the world and to local community charitable causes.

Sales and Marketing

We market and sell our products through our exclusive global sales force. As of March 31, 2012, our U.S. sales force consisted of 336 sales representatives employed by us or our 19 exclusive independent distributors. We expect to continue to increase the number of our direct and distributor sales representatives and intend to add a total of 24 additional direct and distributor sales representatives by the end of 2012. As of March 31, 2012, our international operations consisted of 87 employees and eight exclusive independent distributors which together had sales in 17 countries during 2011. In October 2011, we began hiring a new sales force to market and sell our current and planned interventional pain management products, including our existing AFFIRM kyphoplasty product, which we market under the trade name Algea Therapies. We decided to use a separate sales force for Algea Therapies because the physicians who use interventional pain management solutions are not limited to the neurosurgeons and orthopedic surgeons to whom our existing sales force currently markets our other products. In addition to these surgeons, our Algea Therapies sales force will also call on interventional radiologists and pain management physicians to sell these new products. As of March 31, 2012, we had recruited 32 sales representatives to join our Algea Therapies sales force, and we intend to recruit additional sales representatives strategically to grow that business. We believe the expansion of our U.S. and international sales forces provides us with significant opportunities for future growth as we continue to penetrate existing geographic markets and enter new ones.

We have developed an intensive training program that all members of our direct and independent sales force are required to attend. We expect that they will continue to develop a depth of knowledge and understanding of our products that will allow them to more effectively and efficiently generate sales.

Our sales representatives are present in the operating room during most surgeries in the United States and in many, but not all, of the other countries in which our products are sold. Our representatives have the responsibility to confirm that all of the items needed in the surgery are sterilized and available to the surgeon and surgical staff. Various sizes and quantities of implants are made available to be able to satisfy varying surgical requirements and patient anatomy, along with numerous surgical instruments and cases needed to safely perform the surgery and implantation. As our products are used in surgeries, we ship replacement items to our sales representatives and hospitals to replenish their supply.

All of our independent distributors are compensated solely on commission. Most of our new direct sales representatives start with a compensation arrangement that is largely based on salary. Our goal is to have members of our direct sales force move toward a compensation model based solely on commission as they become familiar with our products and drive higher sales.

Suppliers

Our products are generally manufactured through a network of over 100 international and domestic third-party suppliers. Our suppliers utilize state-of-the-art, high precision, computer-aided design and computer-aided manufacturing equipment to manufacture our products. We have focused on developing a strong supplier base as part of our manufacturing strategy. Our relationship with our suppliers enables significant interaction between our design engineers and project managers and the suppliers’ engineers and schedulers to work through issues arising during the entire product development cycle. Many of our suppliers, including our largest suppliers, are located within a 100-mile radius of the Philadelphia area, which affords our engineers and other members of our product development team the opportunity to work closely with them to commercialize our products.

We select our suppliers carefully. Our internal quality assurance group conducts an on-site audit of a prospective supplier before we enter into a relationship with it. Suppliers that meet our internal quality control standards are added to our approved supplier list. Except with respect to a few small suppliers who have agreed to increased audit and inspection obligations, all of our suppliers who provide us with implants or human tissue are ISO-13485 certified, meaning they meet the International Organization for Standardization, or ISO, requirements for the design and manufacture of medical devices, and/or tissue bank certified. Our quality assurance group conducts annual audits to ensure continued compliance with our standards. With every shipment of inventory that we receive, our suppliers provide a certificate of compliance with our quality control standards. Our quality assurance group also performs packaging and labeling inspections onsite at our headquarters facility.

We generally use a small number of suppliers for each of our key products for added reliability. A small percentage of our products, chiefly some of our advanced biomaterials, are manufactured in-house at our headquarters. We also use our facilities for packaging and labeling a small percentage of our inventory. A majority of our product inventory is held primarily with our sales representatives and at hospitals throughout the United States. We believe our supplier relationships and facilities will support our potential capacity needs for the foreseeable future.

We work closely with our suppliers to ensure that our inventory needs are met while maintaining high quality and reliability. To date, we have not experienced significant difficulty in locating and obtaining the materials necessary to fulfill our production requirements, and we have not experienced a meaningful backlog of sales orders.

Intellectual Property

We proactively protect our innovations by filing numerous U.S. and foreign patent applications and our growing intellectual property portfolio reflects significant investment. Complementing our internally-developed intellectual property holdings, we have also acquired intellectual property via the strategic purchase of patents in areas in which we have wished to commercialize products. We employ in-house intellectual property lawyers who oversee the maintenance of our intellectual property assets. As of April 30, 2012, we owned 98 issued U.S. patents (85 utility patents; 13 design patents) and had applications pending for 247 U.S. patents (244 utility patent applications; three design patent applications), and we owned 40 issued foreign patents and had applications pending for 95 foreign patents. One of our issued patents expires in March 2015 and the rest of our issued patents expire between November 2019 and June 2030. We also have 39 pending U.S. trademark applications and two pending foreign trademark applications, as well as 74 trademark registrations, including 59 U.S. trademark registrations and 15 foreign trademark registrations.

We also rely upon trade secrets, know-how, continuing technological innovation, and may in the future rely upon licensing opportunities, to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information.

Although we believe our patents are valuable, we also believe that our knowledge and experience and our trade secret information with respect to development and manufacturing processes, materials and product design have been equally important in maintaining our proprietary product lines. As a condition of employment, we generally require employees to execute a confidentiality agreement relating to proprietary information and assigning patents and other intellectual property to us.

Competition

We believe that our significant competitors are Medtronic, DePuy (a division of Johnson & Johnson), Synthes (which is being acquired by Johnson & Johnson), Stryker and NuVasive, which together represent a significant portion of the spine market. We also compete with smaller spine participants such as Alphatec Spine, Orthofix International, and Zimmer. At any time, these or other market participants may develop alternative treatments, products or procedures for the treatment of spine disorders that compete directly or indirectly with our products. They may also develop and patent processes or products earlier than we can or obtain regulatory clearance or approvals for competing products more rapidly than we can.

We compete in the marketplace to recruit and retain qualified scientific, management and sales personnel, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business.

Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. Many of our current and potential competitors are major medical device companies that have substantially greater financial, technical and marketing resources than we do, and they may succeed in developing products that would render our products obsolete or noncompetitive. In addition, many of these competitors have significantly longer operating history and more established reputations than we do. The spine market is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products or other market activities of industry participants. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, receive adequate coverage and reimbursement and are safer, less invasive and more effective than alternatives available for similar purposes. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing products.

Government Regulation

Our business is subject to extensive federal, state, local and foreign regulations. Some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations. In addition, these laws and their interpretations are subject to change.

Both federal and state governmental agencies continue to subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. We discuss below the statutes and regulations that are most relevant to our business.

U.S. Food and Drug Administration Regulation

Our products are medical devices and tissues subject to extensive regulation by the FDA and other federal, state, local and foreign regulatory bodies. FDA regulations govern, among other things, the following activities that we or our partners perform and will continue to perform:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product safety;

•	post-market adverse event reporting;

•	post-market surveillance;

•	product labeling;

•	product storage;

•	record keeping;

•	pre-market clearance or approval;

•	post-market approval studies;

•	advertising and promotion; and

•	product sales and distribution.

FDA’s Pre-market Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior approval of a PMA application from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a pre-market notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device are placed in class III, requiring approval of a PMA application. Both pre-market clearance and PMA applications are subject to the payment of user fees, paid at the time of submission for FDA review. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications. The FDA’s 510(k) clearance pathway usually takes from three to 12 months from the date the application is completed, but it can take significantly longer and clearance is never assured. Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a pre-market notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination regarding whether a new pre-market submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. If the FDA requires us to seek 510(k) clearance or approval of a PMA application for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties for failure to submit the requisite PMA application(s). We have made and plan to continue to make minor additional product enhancements that we believe do not require new 510(k) clearances. In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements, including which devices are eligible for 510(k) clearance, the ability to rescind previously granted 510(k)s and additional requirements that may significantly impact the process.

Pre-market Approval Pathway

A PMA application must be submitted if the device cannot be cleared through the 510(k) process and requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. Accordingly, a PMA application must be supported by extensive data including, but not limited to, technical information regarding device design and development, preclinical and clinical trials, data and manufacturing and labeling to support the FDA’s determination that the device is safe and effective for its intended use. After a PMA application is complete, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with Quality System Regulations, or QSRs, which impose elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. New PMA applications or PMA application supplements are required for significant modifications to the manufacturing process, labeling and design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials

A clinical trial is almost always required to support a PMA application and may be required for a 510(k) pre-market notification. These trials generally require submission of an application for an IDE to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to evaluate the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the responsible institutional review boards. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to an unacceptable health risk. During a study, we are required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. We are also responsible for the appropriate labeling and distribution of investigational devices. The investigators must also obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and recordkeeping requirements. The FDA’s grant of permission to proceed with clinical testing does not constitute a binding commitment that the FDA will consider the study design adequate to support clearance or approval. In addition, there can be no assurance that the data generated during a clinical study will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval. We currently have four devices, SECURE-C, AFRS, TRIUMPH and FLEXUS Interspinous Spacer System, in human clinical trials under an IDE. We expect to launch additional clinical trials under IDEs for devices which we also expect will be required to undergo the PMA process. Our clinical trials must be conducted in accordance with FDA regulations and other federal regulations and state laws concerning human subject protection and privacy. The results of our clinical trials may not be sufficient to obtain clearance or approval of our product.

Human Cell, Tissue and Cellular and Tissue Based Products

We currently distribute MAINTAIN machined allograft, manufactured by a third-party supplier. Tissue-only products are regulated by the FDA as Human Cell, Tissue and Cellular and Tissue Based Products. FDA regulations do not currently require 510(k) clearance or approval of a PMA application before marketing these products. Tissue banks must register their establishments, list products with the FDA and comply with Current Good Tissue Practices for Human Cell, Tissue and Cellular and Tissue Based Product Establishments.

The FDA periodically inspects tissue processors to determine compliance with these requirements. Violations of applicable regulations noted by the FDA during facility inspections could adversely affect the continued marketing of our products. We believe we comply with all aspects of the Current Good Tissue Practices, although there can be no assurance that we will comply, or will comply on a timely basis, in the future. Entities that provide us with allograft bone tissue are responsible for performing donor recovery, donor screening and donor testing and our compliance with those aspects of the Current Good Tissue Practices regulations that regulate those functions are dependent upon the actions of these independent entities.

The procurement and transplantation of allograft bone tissue is subject to U.S. federal law pursuant to the National Organ Transplant Act, or NOTA, a criminal statute which prohibits the purchase and sale of human organs used in human transplantation, including bone and related tissue, for “valuable consideration.” NOTA permits reasonable payments associated with the removal, transportation, processing, preservation, quality control, implantation and storage of human bone tissue. With the exception of removal and implantation, we provide services in all of these areas. We make payments to vendors in consideration for the services they provide in connection with the recovery and screening of donors. Failure to comply with the requirements of NOTA could result in enforcement action against us.

The procurement of human tissue is also subject to state anatomical gift acts and some states have statutes similar to NOTA. In addition, some states require that tissue processors be licensed by that state. Failure to comply with state laws could also result in enforcement action against us.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, regardless of its classification or pre-market pathway, numerous regulatory requirements apply. These include, but are not limited to:

•	establishing registration and device listings with the FDA;

•	quality system regulation, which requires manufacturers to follow stringent design, testing, process control, documentation and other quality assurance procedures;

•	labeling regulations, which prohibit the promotion of products for uncleared or unapproved, i.e. “off-label,” uses and impose other restrictions on labeling;

•

medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

•

corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA, that may present a risk to health; and

•	requirements to conduct post-market surveillance studies to establish continued safety data.

The FDA enforces these requirements by inspection and market surveillance. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters or warning letters;

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or pre-market approval of new products;

•	withdrawing 510(k) clearance or pre-market approvals that are already granted; and

•	criminal prosecution.

We are subject to unannounced device inspections by the FDA, the Office of Compliance, the Center for Devices and Radiological Health, and the Center for Biologics Evaluation and Research, as well as other regulatory agencies overseeing the implementation and adherence of applicable state and federal tissue licensing regulations. These inspections may include our suppliers’ facilities.

International

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. In order to market our products in other countries, we must obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. The European Union/European Economic Area, or EU/EEA, requires CE conformity mark in order to market medical devices. Many other countries, such as Australia, India, New Zealand, Pakistan and Sri Lanka, accept CE or FDA clearance or approval although others, such as Brazil, Canada and Japan require separate regulatory filings.

In the EEA, our devices are required to comply with the essential requirements of the EU Medical Devices Directive. Compliance with these requirements entitles us to affix the CE conformity mark to our medical devices, without which they cannot be commercialized in the EEA. To demonstrate compliance with the essential requirements and obtain the right to affix the CE conformity mark we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directive, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization accredited by a Member State of the EEA to conduct conformity assessments. The Notified Body would typically audit and examine the quality system for the manufacture, design and final inspection of our devices before issuing a certification demonstrating compliance with the essential requirements. Based on this certification we can draw up an EC Declaration of Conformity which allows us to affix the CE mark to our products. We have now successfully passed several Notified Body audits since our original certification in February 2006, granting us ISO registration and allowing the CE conformity marking to be applied to certain of our devices under the European Union Medical Device Directive.

Additionally in the EEA, the procurement, testing, processing, preservation, storage and distribution of human tissues and cells is subject to the requirements of the laws of individual EEA Member States implementing Directive 2004/23/EC, Directive 2006/17/EC and Directive 2006/86/EC.

Further, the advertising and promotion of our products in the EEA is subject to the laws of individual EEA Member States implementing the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State laws governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Sales and Marketing Commercial Compliance

Federal anti-kickback laws and regulations prohibit, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for, or to induce either the referral of an individual, or the purchase, order or recommendation of, any good or service paid for under federal healthcare programs such as the Medicare and Medicaid programs. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions.

In addition, federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Off-label promotion has been pursued as a violation of the federal false claims laws. Pursuant to FDA regulations, we can only market our products for cleared or approved uses. Although surgeons are permitted to use medical devices for indications other than those cleared or approved by the FDA based on their medical judgment, we are prohibited from promoting products for such off-label uses. Additionally, the majority of states in which we market our products have similar anti-kickback, false claims, anti-fee splitting and self-referral laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and violations may result in substantial civil and criminal penalties.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, has increased its scrutiny of interactions between healthcare companies and healthcare providers which has led to an unprecedented level of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming. Additionally, if a healthcare company settles an investigation with the DOJ or other law enforcement agencies, the company may be required to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement.

The United States and foreign government regulators have increased regulation, enforcement, inspections and governmental investigations of the medical device industry, including increased U.S. government oversight and enforcement of the Foreign Corrupt Practices Act. Whenever a governmental authority concludes that we are not in compliance with applicable laws or regulations, that authority can impose fines, delay or suspend regulatory clearances, institute proceedings to detain or seize our products, issue a recall, impose operating restrictions, enjoin future violations and assess civil penalties against us or our officers or employees and can recommend criminal prosecution. Moreover, governmental authorities can ban or request the recall, repair, replacement or refund of the cost of devices we distribute.

Additionally, the commercial compliance environment is continually evolving in the healthcare industry as some states, including California, Massachusetts and Vermont, mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to physicians. The PPACA also imposes new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to prescribers and other healthcare providers, effective March 30, 2013. Such information will be made publicly available in a searchable format beginning September 30, 2013. Device manufacturers will also be required to report and disclose any investment interests held by physicians and their family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests not reported in an annual submission. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply in multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Third-Party Coverage and Reimbursement

We expect that, in the future, sales volumes and prices of our products may grow to be more dependent on the availability of coverage and reimbursement from third-party payors, such as governmental programs including Medicare and Medicaid, private insurance plans and managed care programs. Reimbursement is contingent on established coding for a given procedure, coverage of the codes by the third-party payors and adequate payment for the resources used.

Physician coding for procedures is established by the American Medical Association. For coding related to spine surgery, the North American Spine Society is the primary liaison to the American Medical Association. The Centers for Medicare and Medicaid Services, or CMS, the agency responsible for administering Medicare and the National Center for Health Statistics, are jointly responsible for overseeing changes and modifications to billing codes used by hospitals for reporting inpatient procedures, and many private payors use coverage decisions and payment amounts determined by CMS for Medicare as guidelines in setting their coverage and reimbursement policies. All physician and hospital coding is subject to change which could impact coverage and reimbursement and physician practice behavior.

Independent of the coding status, third-party payors may deny coverage based on their own criteria, such as if they believe that the clinical efficacy of a device or procedure is not well established and is deemed experimental or investigational, is not the most cost-effective treatment available, or is used for an unapproved indication. We will continue to provide the appropriate resources to patients, physicians, hospitals and insurers in order to promote the best in patient care and clarity regarding reimbursement and work to reverse any non-coverage policies. For some governmental programs, such as Medicaid, coverage and reimbursement differ from state to state, and some state Medicaid programs may not pay an adequate amount for the procedures performed with our products, if any payment is made at all. As the portion of the U.S. population over the age of 65 and eligible for Medicaid continues to grow, we may be more vulnerable to coverage and reimbursement limitations imposed by CMS. National and regional coverage policy decisions are subject to unforeseeable change and have the potential to impact physician behavior.

In international markets, reimbursement and healthcare payment systems vary significantly by country and many countries have instituted price ceilings on specific product lines. There can be no assurance that our products will be accepted by third-party payors, that coverage and reimbursement will be available or, if available, that the third-party payors’ coverage and reimbursement policies will not adversely affect our ability to sell our products profitably.

Particularly in the United States, third-party payors carefully review, and increasingly challenge, the prices charged for procedures and medical products as well as any technology that they, in their own judgment, consider experimental or investigational. In addition, an increasing percentage of insured individuals are receiving their medical care through managed care programs, which monitor and often require pre-approval or pre-authorization of the services that a member will receive. For example, certain insurers, such as Cigna, Blue Cross Blue Shield of North Carolina and First Coast (the administrator of Medicare in Florida), have changed their coverage policies such that they will no longer cover and reimburse for vertebral fusions in the lumbar spine to treat multilevel degenerative disc disease or initial primary laminectomy/discectomy for nerve root decompression or spinal stenosis without documented spondylolisthesis. Many managed care programs are paying their providers on a capitated basis, which puts the providers at financial risk for the services provided to their patients by paying them a predetermined amount per member per month. The percentage of individuals covered by managed care programs is expected to grow in the United States over the next decade.

We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. There can be no assurance that third-party coverage and reimbursement will be available or adequate, or that future legislation, regulation, or coverage and reimbursement policies of third-party payors will not adversely affect the demand for our products or our ability to sell these products on a profitable basis. The unavailability or inadequacy of third-party payor coverage or reimbursement could have a material adverse effect on our business, operating results and financial condition.

Healthcare Fraud and Abuse

Healthcare fraud and abuse laws apply to our business when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or most other federally-funded healthcare programs. The federal Anti-Kickback Law prohibits unlawful inducements for the referral of business reimbursable under federally-funded healthcare programs, such as remuneration provided to physicians to induce them to use certain tissue products or medical devices reimbursable by Medicare or Medicaid. The Anti-Kickback Law is subject to evolving interpretations. For example, the government has enforced the Anti-Kickback Law to reach large settlements with healthcare companies based on sham consultant arrangements with physicians. The majority of states also have anti-kickback laws which establish similar prohibitions that may apply to items or services reimbursed by any third-party payor, including commercial insurers. Further, the recently enacted Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes.

If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to severe criminal and civil penalties including, for example, exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigations of healthcare providers and suppliers throughout the country for a wide variety of Medicare billing practices, and has obtained multi-million and multi-billion dollar settlements in addition to individual criminal convictions. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and suppliers’ compliance with the healthcare reimbursement rules and fraud and abuse laws.

Employees

As of March 31, 2012, we had 724 employees, 158 of whom were engaged in product development, 113 in general administrative and accounting activities and 277 in sales and marketing activities. Of our employees, 375 work at our corporate headquarters in Audubon, Pennsylvania. The employees who do not work at our corporate headquarters are primarily direct sales representatives and work from their own office space. Internationally, as of March 31, 2012, we had 87 employees based in 15 countries. None of our employees is subject to a collective bargaining agreement and we consider our relationship with our employees to be good.

Facilities

We own our headquarters facility, which totals approximately 133,000 square feet of space on a 14 acre property in Audubon, Pennsylvania. This facility houses our research, product development, education, administration, warehouse and shipping functions, as well as our in-house manufacturing facility. Research, product development and education activities occupy approximately 50,000 square feet of our headquarters. We believe our facilities are adequate and suitable for our current needs.

Legal Proceedings

We are involved in a number of legal proceedings, suits and claims. These matters are subject to many uncertainties, and the outcomes of these matters are not within our control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions prohibiting us from engaging in certain activities, which, if granted, could require significant expenditures and/or result in lost revenues. The material legal proceedings to which we are currently a party are described below.

N-Spine and Synthes Litigation

In April 2010, N-Spine, Inc. and Synthes USA Sales, LLC filed suit against us in the U.S. District Court for the District of Delaware for patent infringement. N-Spine, the patent owner, and Synthes USA, the exclusive licensee of the subject patent, allege that we willfully infringe one or more claims of the patent by making, using, offering for sale or selling our TRANSITION stabilization system product. N-Spine and Synthes USA seek injunctive relief and an unspecified amount in damages. We intend to defend our rights vigorously. This matter is in its early stages and was stayed on July 14, 2011 pending the resolution of an inter partes reexamination on the asserted patent granted by the U.S. Patent and Trademark Office in February 2011. In December 2011, the examiner withdrew the original grounds of rejection of the asserted patent and we have appealed the examiner’s decision.

Synthes USA, LLC, Synthes USA Products, LLC and Synthes USA Sales, LLC Litigation

In July 2011, Synthes USA, LLC, Synthes USA Products, LLC and Synthes USA Sales, LLC filed suit against Globus Medical in the U.S. District Court for the District of Delaware for patent infringement. Synthes USA LLC, the patent owner, Synthes USA Products, LLC, the exclusive licensee to manufacture products of the subject patents and Synthes USA Sales LLC, the exclusive licensee to sell products of the subject patents, allege that we willfully infringe one or more claims of three patents by making, using, offering for sale or selling our COALITION, INDEPENDENCE and INTERCONTINENTAL products. Synthes seeks injunctive relief and an unspecified amount in damages. We intend to defend our rights vigorously. This matter is in its early stages and its outcome is uncertain.

L5 Litigation

In December 2009, we filed suit in the Court of Common Pleas of Montgomery County, Pennsylvania against our former exclusive independent distributor L5 Surgical, LLC and its principals, seeking an injunction and declaratory judgment concerning certain restrictive covenants made to L5 by its sales representatives. L5 brought counterclaims against us alleging tortious interference, unfair competition and conspiracy. The injunction phase was resolved in September 2010, and the parties’ underlying damages claims are pending. We intend to defend our rights vigorously. This matter is currently in discovery and its outcome is uncertain.

NuVasive Infringement Litigation

In October 2010, NuVasive, Inc. filed suit against us in the U.S. District Court for the District of Delaware for patent infringement. NuVasive, the patent owner, alleges that we willfully infringe one or more claims of three patents by making, using, offering for sale or selling our MARS 3V, TRANSCONTINENTAL, INTERCONTINENTAL, and CALIBER-L products. NuVasive seeks injunctive relief and an unspecified amount in damages. We intend to defend our rights vigorously. This matter is currently near the end of the discovery stage. Additionally, we sought inter partes reexaminations of the patents asserted by NuVasive in the U.S. Patent and Trademark Office, which were granted in April 2012. The outcome of this matter is uncertain.

NuVasive Employee Litigation

In the past two years, we hired several employees who were formerly employed by NuVasive, Inc. In July 2011, NuVasive filed suit against us in the District Court of Travis County Texas alleging that our hiring of one named former employee and other unnamed former employees constitutes tortious interference with their contract with employees, and with prospective business relationships, as well as aiding and abetting the breach of fiduciary duty. NuVasive is seeking compensatory damages, permanent injunction, punitive damages and attorneys’ fees. We intend to defend our rights vigorously. This matter is in its very early stages and its outcome is uncertain.

Bianco Litigation

On March 21, 2012, Sabatino Bianco filed suit against us in the Federal District Court for the Eastern District of Texas claiming that we misappropriated his trade secret and confidential information and improperly utilized it in developing our CALIBER product. Bianco alleges that we engaged in misappropriation of trade secrets, breach of contract, unfair competition, fraud and theft and seeks correction of inventorship, injunctive relief and exemplary damages. On April 20, 2012, Bianco filed a motion for a preliminary injunction, seeking to enjoin us from making, using, selling, importing or offering for sale our CALIBER product. We intend to defend our rights vigorously. This matter is in its very early stages and the outcome is uncertain.

MANAGEMENT

Executive Officers, Directors and Other Significant Employees

The following table sets forth information concerning our directors, executive officers and significant employees as of April 30, 2012:

Name	Age	Position	Term Expires (1)
David C. Paul (2), (4)	45	Chairman and Chief Executive Officer	2013
David M. Demski (4)	54	Director, President and Chief Operating Officer	2014
Richard A. Baron	56	Senior Vice President and Chief Financial Officer
A. Brett Murphy	47	Executive Vice President, US Sales
David D. Davidar	46	Director and Vice President, Operations	2015
Kurt C. Wheeler (2)	59	Director	2014
Robert W. Liptak(2), (3)	48	Director	2015
Daniel T. Lemaitre (2), (3)	58	Director	2013
Ann D. Rhoads (3), (4)	46	Director	2013

(1)	Our board of directors will be divided into three classes of the same or nearly the same number of directors, each serving staggered three year terms expiring in the years set forth in this table for each applicable director. See “Description of Capital Stock—Certain Provisions of Our Certificate of Incorporation and Bylaws.”

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

(4)	Member of the nominating and corporate governance committee.

The following is a biographical summary of the experience of our executive officers, significant employees and directors:

Executive Officers, Significant Employees and Directors

David C. Paul has served as our Chief Executive Officer and as one of our directors since our inception in 2003. He is a member of our compensation committee and our nominating and corporate governance committee. Prior to founding Globus, Mr. Paul was employed at Synthes from March 1996 to January 2003 in various positions. He served as Director of Product Development for Synthes in his last position, where he was responsible for product development and marketing functions. Prior to Synthes, Mr. Paul worked as a Research Engineer in biomaterials research at Temple University from 1994 to 1995. Mr. Paul is a named inventor on approximately 45 patents and 74 pending patent applications. Mr. Paul received a B.S. in Mechanical Engineering from the University of Madras, and an M.S. in Computer Integrated Mechanical Engineering Systems from Temple University. Mr. Paul brings to our board of directors valuable perspective and experience as our founder, CEO and largest stockholder, as well as leadership skills, industry experience and knowledge, discipline and dedication to our mission that qualify him to serve as one of our directors.

David M. Demski has served as our President and Chief Operating Officer since August 2008 and as one of our directors since our inception in 2003. He is a member of our nominating and corporate governance committee. From 2003 to July 2008, Mr. Demski served as our Chief Financial Officer. Prior to joining Globus, in 2003, Mr. Demski founded Cornerstone Capital LBO Fund, a boutique leveraged buyout consultancy.

Mr. Demski’s experience also includes serving as Vice President for Gilo Ventures, a Silicon Valley-based venture capital fund, from 2000 to 2001, and serving as Chief Operating Officer of Rendall and Associates, a telecommunications-focused consulting firm, from 1994 to 2000. He also managed regional and international distribution for Domino’s Pizza during the company’s growth in the late 1980s. Previously he was an audit supervisor for Peat, Marwick, Mitchell & Company. Mr. Demski received a B.S. in Business Administration from the University of Michigan and an M.B.A. from Stanford Graduate School of Business. Mr. Demski’s extensive leadership and experience at our company and knowledge of our finances and operations, including as one of the founders of our company, as well as his prior experience in the investing and auditing industries, bring to our board critical strategic planning, financial, operations and leadership skills and qualify him to serve as one of our directors.

Richard A. Baron has served as our Senior Vice President and Chief Financial Officer since January 2012. Prior to joining Globus, Mr. Baron served as an independent consultant to various early stage biotech and technology companies from April 2011 to January 2012. From May 2008 through April 2011, Mr. Baron served as Vice President, Finance and Chief Financial Officer of Avid Radiopharmaceuticals, a biotech company developing an imaging agent for Alzheimer’s, which was sold to Eli Lilly in November 2011. From March 2007 to June 2008, Mr. Baron served as Senior Vice President, Finance and Chief Financial Officer of eResearch Technology, Inc (NASDQ: ERES). Mr. Baron also served as Vice President, Finance and Chief Financial Officer of Animas Corporation, a manufacturer and distributor of Insulin Infusion Pumps, (NASDAQ: PUMP), from May 2000 through its sale to Johnson & Johnson in February 2007. Prior to that time Mr. Baron served as Vice President, Finance and Chief Financial Officer for Genex Services, a managed care provider for workers compensation and disability and Marsam Pharmaceuticals Inc., a generic manufacturer of injectable anti-invectives and was a manager with the Financial Advisory Services and Emerging Business Services groups at PricewaterhouseCoopers. Mr. Baron holds a B.S. in Economics, concentration in Accounting, from the Wharton School of the University of Pennsylvania.

A. Brett Murphy has served as our Executive Vice President, U.S. Sales since February 2011. Mr. Murphy served as our Vice President, U.S. Sales—West, from November 2006 to February 2011, and as the Area Director for our South region from June 2005 to November 2006. Prior to joining Globus, Mr. Murphy served in various sales and management roles at Synthes from July 1995 to May 2005. Between November 1992 and June 1995, Mr. Murphy was a sales representative for Smith & Nephew Richards. Mr. Murphy also served as an officer in the United States Marine Corps between 1987 and 1992. Mr. Murphy received a B.S. in General Studies from Louisiana State University.

David D. Davidar has served as our Vice President, Operations and as a director since 2003. Prior to joining Globus, Mr. Davidar served as the Executive Director of Highway Home, an assisted living facility, from 1995 to 2003. Mr. Davidar also served in a management capacity for Pizza Hut, Inc. from 1993 to 1995. Mr. Davidar received a B.Com. in Commerce, Economics and Management from the University of Madras, a Post-Graduate diploma in Personnel Management at the Madras School of Social Work, and an M.B.A. from Bloomsburg University. Mr. Davidar’s role as one of our founders and his operational leadership of our company have contributed significantly to our success and provided him with a deep familiarity with our company, its history and business and brings to our board valuable operational insight and managerial skill that qualify him to serve as one of our directors.

Kurt C. Wheeler has been a co-founder and Managing Director of Clarus Ventures, LLC since that firm’s inception in 2005. He has served as one of our directors since July 2007 and is a member of our compensation committee. He has over 25 years of direct investment and industry experience within the healthcare sector, including being a General Partner at MPM Capital, L.P., a healthcare venture capital firm, since 2000. Mr. Wheeler was a co-founder and CEO of InControl (NASDAQ: INCL), a publicly traded medical device company that was acquired by Guidant Corporation in 1998. Prior to founding InControl, he was a Principal with the Mayfield Fund, a private equity firm, focusing on healthcare investing. Mr. Wheeler began his career with Eli Lilly & Co., a pharmaceutical company. Mr. Wheeler also sits on the Boards of Directors of Medasys, SFJ Pharmaceuticals, Inc., Zogenix, Inc. (NASDAQ: ZGNX), and Cardiac Dimensions, Inc. Previously

he was responsible for investments in the following medical device companies: Hemosense (AMEX: HEM), Intratherapeutics, Inc. and SenoRx, Inc. (NASDAQ: SENO), and the following biopharmaceutical companies: Eyetech Pharmaceuticals, Inc. (NASDAQ: EYET), Neuromed Pharmaceuticals, Ltd. (NASDAQ: CRXX) and Somaxon Pharmaceuticals, Inc. (NASDAQ: SOMX). Mr. Wheeler holds a B.A. from Brigham Young University and an M.B.A. from Northwestern University. Mr. Wheeler’s background as a chief executive officer of a large, publicly-traded medical device company, his extensive experience at the board level in various healthcare companies and his experience as a venture capitalist focused in the medical device and biopharmaceutical industries, brings to our board critical skills related to financial oversight of complex organizations, strategic planning, and corporate governance and qualify him to serve as one of our directors.

Robert W. Liptak has been Managing Director of Clarus Ventures, LLC since the firm’s inception in 2005. He has served as one of our directors since July 2007 and is a member of our compensation committee and our audit committee. He has over 20 years of experience in investment management focusing primarily on the establishment and management of various investment management businesses, including as a General Partner in MPM Capital, L.P., a healthcare venture capital firm, from 2001 to 2008. From 1995 to 2001, Mr. Liptak was a Partner with the Geometry Group, a diversified asset management firm focused on establishing investment management firms. From 1992 to 1995, Mr. Liptak was Vice President of Finance for Global Asset Management (USA) Inc., an asset management firm, and began his career in 1986 with Price Waterhouse where he was a Manager in its Capital Markets Group. Mr. Liptak holds a B.A. in Accounting and Finance from LaSalle University and an M.B.A. from Columbia University. Mr. Liptak is a certified public accountant. Mr. Liptak’s broad experience as an investment management professional in the healthcare industry, his leadership roles and his financial and accounting skills and expertise, which qualify him to serve as an “audit committee financial expert” on our audit committee, as well as his deep understanding of our company through service as a director qualify him to serve as one of our directors.

Daniel T. Lemaitre has served on our board of directors since April 2011, and is a member of our compensation committee and audit committee. Currently, Mr. Lemaitre is the Chief Executive Officer of White Pine Medical, a venture-backed medical device start-up company, and the Chairman of Bioventus LLC, a privately-held medical device company. Prior to White Pine Medical, Mr. Lemaitre served as the President and Chief Executive Officer of CoreValve, a privately-held company focused on percutaneous aortic valve replacement, from April 2008 until its acquisition by Medtronic, Inc., a publicly-traded medical device company, in April 2009. From 2005 until March 2008, Mr. Lemaitre was a Senior Vice President at Medtronic, where he led the company’s strategic planning and corporate development. Prior to joining Medtronic, Mr. Lemaitre spent 28 years as an investment analyst in the medical device field. This included 18 years with SG Cowen, where he was a managing director and led the healthcare research team, and six years with Merrill Lynch. Mr. Lemaitre holds a B.A. in Economics from Bethany College and an M.B.A. from Bowling Green State University. Mr. Lemaitre also serves on the board of directors of Endologix, Inc. (NASDAQ:ELGX). Mr. Lemaitre’s extensive business, managerial, executive and leadership experience in the medical device industry, including having served as chief executive officer of a medical device company and as senior vice president of one of the world’s leading medical technology companies, as well as his current experience as a director of a publicly-traded medical device company brings to our board a meaningful understanding of our business and industry and valuable skills related to strategic planning for a public company. These skills and experience, as well as his financial and accounting skills and expertise, qualify him to serve as an “audit committee financial expert” on our audit committee and as one of our directors.

Ann D. Rhoads has served on our board of directors since July 2011, and is a member of our audit committee and our nominating and corporate governance committee. Currently, Ms. Rhoads is the Executive Vice President and Chief Financial Officer of Zogenix, Inc. (NASDAQ:ZGNX), a pharmaceutical company. From 2000 through the end of 2009, Ms. Rhoads served as the Chief Financial Officer of Premier, Inc., a healthcare supply management company. From 1998 to 2000, she was Vice President, Strategic Initiatives at Premier, Inc. From 1993 to 1998, Ms. Rhoads was a Vice President of The Sprout Group, an institutional venture capital firm. Ms. Rhoads holds a B.S. in Finance from the University of Arkansas and a M.B.A. from the Harvard

Graduate School of Business Administration. Ms. Rhoads also serves on the board of directors of Novellus Systems, Inc. (NASDAQ:NVLS). Ms. Rhoads’ experience as the chief financial officer of a publicly-traded pharmaceutical company and as a member of the board of directors of a publicly-traded company brings to our board and the committees of our board valuable financial skills and expertise, which qualify her to serve as an “audit committee financial expert” on our audit committee, and significant executive management experience and leadership skills, as well as a strong understanding of corporate governance principles.

Director Independence

Our board of directors has affirmatively determined that Messrs. Wheeler, Liptak and Lemaitre and Ms. Rhoads meet the definition of “independent director” under New York Stock Exchange listing standards.

After completion of this offering, we will be a “controlled company” as set forth in New York Stock Exchange Rule 303A.00 because more than 50% of the voting power of our common stock will be held by David C. Paul. Under New York Stock Exchange rules, a “controlled company” may elect not to comply with certain New York Stock Exchange corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirement that directors nominations and executive compensation must be approved by a majority of independent directors or a nominating and corporate governance committee or compensation committee comprised solely of independent directors. We intend to rely on certain of these exemptions from the corporate governance requirements. In particular, though we have determined that a majority of our directors and all of the members of our audit committee are independent, our compensation committee does not, and our nominating and corporate governance committee will not, consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Family Relationships

There is no family relationship between any director, executive officer or person nominated to become a director or executive director.

Board of Directors

Composition of our Board of Directors upon the Closing of this Offering

Our bylaws provide that our board of directors must consist of between five and 11 directors, and such number of directors within this range may be determined from time to time by resolution of our board of directors or our stockholders. Upon the closing of this offering, we will have seven directors. Our board of directors will be divided into three classes, as follows:

•	Class I, which will initially consist of David C. Paul, Daniel T. Lemaitre and Ann D. Rhoads, whose terms will expire at our annual meeting of stockholders to be held in 2013;

•	Class II, which will initially consist of David M. Demski and Kurt C. Wheeler, whose terms will expire at our annual meeting of stockholders to be held in 2014; and

•	Class III, which will initially consist of David D. Davidar and Robert W. Liptak, whose terms will expire at our annual meeting of stockholders to be held in 2015.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office or stockholders (at a duly convened meeting).

Directors may be removed with or without cause by the affirmative vote of a majority of the shares then entitled to vote at an election of directors; provided that, whenever the holders of any class or series of stock are entitled to elect one or more directors, removal of such directors shall be by the holders of a majority of the shares of such class or series of stock then entitled to vote at an election of directors. Because only one-third of our directors will be elected at each annual meeting, two consecutive annual meetings of stockholders could be required for the stockholders to change a majority of the board. Kurt C. Wheeler and Robert W. Liptak serve on our board of directors as nominees of Clarus Lifesciences I, L.P., or Clarus, and David C. Paul, David M. Demski, David D. Davidar, Daniel T. Lemaitre and Ann D. Rhoads serve on our board of directors as nominees of certain of our common stockholders, in each case pursuant to an agreement among us and certain of our stockholders, described under “Certain Relationships and Related Transactions—Voting Agreement.”

Our current and future executive officers and significant employees serve at the discretion of our board of directors.

Committees of our Board of Directors

Our board of directors has three permanent committees: the audit committee, the compensation committee, and the nominating and corporate governance committee. The board of directors recently adopted written charters for our compensation committee and our nominating and corporate governance committee, and intends to adopt a written charter for our audit committee, all of which will be available on our website upon the closing of this offering. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Audit Committee

We have an audit committee consisting of Ann D. Rhoads, Daniel T. Lemaitre and Robert W. Liptak. Upon the closing of this offering, the audit committee will be responsible for, among other things:

•	appointing, terminating, compensating and overseeing the work of any accounting firm engaged to prepare or issue an audit report or other audit, review or attest services;

•

reviewing and approving, in advance, all audit and non-audit services to be performed by the independent auditor, taking into consideration whether the independent auditor’s provision of non-audit services to us is compatible with maintaining the independent auditor’s independence;

•	reviewing and discussing the adequacy and effectiveness of our accounting and financial reporting processes and controls and the audits of our financial statements;

•

establishing and overseeing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters;

•	investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisors as the audit committee deems necessary;

•	determining compensation of the independent auditors and of advisors hired by the audit committee and ordinary administrative expenses;

•	reviewing and discussing with management and the independent auditor the annual and quarterly financial statements prior to their release;

•	monitoring and evaluating the independent auditor’s qualifications, performance and independence on an ongoing basis;

•	reviewing reports to management prepared by the internal audit function, as well as management’s response;

•	reviewing and assessing the adequacy of the formal written charter on an annual basis;

•	reviewing and approving related-party transactions for potential conflict of interest situations on an ongoing basis;

•	serving as the Qualified Legal Compliance Committee in accordance with Section 307 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC; and

•	handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

Our board of directors has affirmatively determined that Ms. Rhoads is designated as the “audit committee financial expert” and that each member of our audit committee, Messrs. Liptak and Lemaitre and Ms. Rhoads, meets the definition of an “independent director” for purposes of serving on an audit committee under New York Stock Exchange Rule 303A.07.

Compensation Committee

We have a compensation committee consisting of Daniel T. Lemaitre, Robert W. Liptak and Kurt C. Wheeler, each of whom has been determined to be an independent director, and David C. Paul, our CEO. Upon the closing of this offering, the compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation, employment agreements and severance arrangements and other benefits of all of our executive officers and key employees;

•	reviewing and approving, on an annual basis, the corporate goals and objectives relevant to the compensation of the executive officers, and evaluating their performance in light thereof;

•	reviewing and making recommendations, on a annual basis, to the board of directors with respect to director compensation;

•	reviewing and discussing with management our Compensation Discussion & Analysis, or CD&A, and recommending that the CD&A be included in the annual proxy statement and annual report on Form 10-K;

•	reviewing and assessing, periodically, the adequacy of the formal written charter; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Messrs. Lemaitre, Liptak and Wheeler also serve on our equity compensation committee, a subcommittee of our compensation committee established to administering our equity-based compensation plans.

Nominating and Corporate Governance Committee

Upon the effectiveness of this registration statement, our nominating and corporate governance committee will consist of Ann D. Rhoads, who has been determined to be an independent director, David C. Paul, our CEO, and David M. Demski, our President and COO. Upon completion of this offering, the nominating and corporate governance committee will be responsible for, among other things:

•	identifying and screening candidates for our board of directors, and recommending nominees for election as directors;

•	establishing procedures to exercise oversight of the evaluation of the board of directors and management;

•	developing and recommending to the board of directors a set of corporate governance guidelines, as well as reviewing these guidelines and recommending any changes to the board of directors;

•

reviewing the structure of the board’s committees and recommending to the board for its approval directors to serve as members of each committee, and where appropriate, making recommendations regarding the removal of any member of any committee;

•	reviewing and assessing the adequacy of the formal written charter on an annual basis; and

•	generally advising our board of directors on corporate governance and related matters.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the board of directors or any member of the compensation committee (or other committee performing equivalent functions) of any other company.

Mr. Paul, our CEO, has served on our compensation committee since 2007.

We have entered into an indemnification agreement with each of our directors, including Messrs. Paul, Wheeler and Liptak, who comprise our compensation committee. See “Certain Relationships and Related-Party Transactions—Indemnification Agreements with our Directors and Officers.”

From March 2004 to February 2010, Mr. Paul also served as an officer and director of one of our third-party suppliers. See “Certain Relationships and Related-Party Transactions—Supplier.”

Code of Conduct

We recently adopted a revised code of ethics relating to the conduct of our business by all of our employees, officers and directors, as well as a code of ethics specifically for our principal executive officer and senior financial officers, both of which will be posted on our website, www.globusmedical.com.

Director Compensation

With the exception of Mr. Lemaitre and Ms. Rhoads, we did not pay our current directors any compensation for serving on our board of directors during 2011. The table below summarizes the compensation received by our directors who received compensation from us for the fiscal year ended December 31, 2011.

Name and Principal Position(1)	Fees earned or paid in cash ($)		Option Awards ($) (2)	Total ($)
Daniel T. Lemaitre	$27,500	(3)	$83,142	$110,642
Ann D. Rhoads	$22,500	(4)	$76,908	$99,408

(1)	Mr. Davidar is an executive officer (but is not a named executive officer) who serves as a director and did not receive additional compensation for services provided as a director. He therefore need not be included herein as per SEC guidance.

(2)	Reflects the compensation expense we recognized for the year ended December 31, 2011 for financial statement purposes, computed in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Stock Compensation. These values have been determined based on the assumptions set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Reflects the pro-rated amounts of Mr. Lemaitre’s annual retainer for the period following April 2011 during which he served as a director plus all relevant 2011 meeting fees.

(4)	Reflects the pro-rated amounts of Ms. Rhoads’ annual retainer and audit committee chair fee for the period following July 2011 during which she served as a director plus all relevant 2011 meeting fees.

Narrative Disclosure Relating to Director Compensation Table

Director Compensation

With the exception of Mr. Lemaitre and Ms. Rhoads, we did not pay our current non-employee directors any compensation for serving on our board of directors during 2011. We did, however, reimburse all non-employee directors for expenses incurred in connection with their service on the board of directors, including reimbursement of expenses incurred in connection with attending board of directors’ meetings.

In April 2011, our board of directors approved a new compensation plan for our non-employee directors who are not affiliated with Clarus. Pursuant to this plan, these directors receive from us an annual retainer of $40,000, as well as meeting fees of $2,500 for each board meeting attended in person and $1,000 for each meeting attended telephonically. In addition, the chair of the audit committee, who is currently Ms. Rhoads, will receive $30,000 per year for serving as committee chair.

Option Grants

In April 2011, our board of directors granted an option to purchase 50,000 shares to Mr. Lemaitre pursuant to our 2008 Stock Plan, with an exercise price of $3.47 per share. In July 2011, our board of directors granted an option to purchase 50,000 shares to Ms. Rhoads pursuant to our 2008 Stock Plan, with an exercise price of $3.28 per share. Each of these stock options vests over a three year period, subject to continued service on the board of directors.

Following the completion of this offering, the non-cash compensation for our non-employee directors will consist of grants of options to purchase our common stock under our 2012 Stock Incentive Plan described under “Executive Compensation—2012 Equity Incentive Plan.”

EXECUTIVE COMPENSATION

The discussion below includes a review of our compensation decisions with respect to 2011 for our “named executive officers,” including our principal executive officer and our two other most highly compensated executive officers. Our named executive officers for 2011 were:

•	David C. Paul, who currently serves as our Chairman and Chief Executive Officer, or CEO, and is our principal executive officer;

•	David M. Demski, who currently serves as our President and Chief Operating Officer, and was our principal financial officer from June 7, 2011 until January 3, 2012; and

•	A. Brett Murphy, who currently serves as our Executive Vice President, U.S. Sales.

Key Elements of Our Compensation Program for 2011

In 2011, we compensated our named executive officers through a combination of base salary, annual cash bonus payments, long-term equity incentives in the form of stock options, and benefits that include:

•	health, vision and dental insurance;

•	paid time off;

•	life insurance;

•	short- and long-term disability insurance;

•	a 401(k) plan with a defined matching of contributions;

•	relocation assistance;

•	gym membership reimbursement;

•	mobile telephone reimbursement; and

•	car allowance.

We do not use specific formulas or weightings in determining the allocation of the various compensation elements. Instead, the compensation for each of our named executive officers has been designed to provide a combination of fixed and at-risk compensation that is tied to achievement of our short- and long-term objectives. We believe that this approach achieves the primary objectives of our compensation program.

Summary Compensation Table

The following table sets forth summary compensation information for our named executive officers for the fiscal year ended December 31, 2011. The table below includes all compensation paid by the Company to the named executive officers for services rendered in 2011.

Name and Principal Position	Year	Salary ($) (1)		Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($)		Total ($)
David C. Paul, Chairman and Chief Executive Officer	2011	$360,360		$91,045	$536,250	$32,789	(4)	$1,020,444
David M. Demski, President and Chief Operating Officer	2011	$304,128		$91,045	$393,250	$32,789	(4)	$821,212
A. Brett Murphy, Executive Vice President, U.S. Sales(5)	2011	$266,606	(5)	$143,838	$275,000	$256,704	(6)	$942,148

(1)	Reflects base salary earned during the fiscal year covered.

(2)	Reflects the compensation expense we recognized for the year ended December 31, 2011 for financial statement, computed in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Stock Compensation. These values have been determined based on the assumptions set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Reflects the amount approved by our compensation committee as cash incentive to executive officers for 2011 based upon satisfaction of the criteria under our 2011 bonus program, with payments made in January 2012. See “Executive Compensation—Annual Cash Bonus” for a discussion of that program.

(4)	Includes participation in our group health insurance benefits, car allowance, Company 401(k) plan matching contributions and life insurance premiums.

(5)	Mr. Murphy was promoted to Executive Vice President, U.S. Sales on February 8, 2011. His annual salary was increased to $275,000 as of that date.

(6)	Includes participation in our group health insurance benefits, car allowance, Company 401(k) plan matching contributions, relocation expenses, life insurance premiums and a $227,248 bonus in connection with Mr. Murphy’s promotion.

Employment Agreements

Neither Mr. Paul nor Mr. Demski is a party to an employment agreement with us. A description of Mr. Murphy’s employment agreement is set forth below.

Mr. Murphy’s Employment Agreement

In June 2005 we entered into a vice president employment agreement with Mr. Murphy, our current Executive Vice President, U.S. Sales, which we subsequently amended in November 2006 and February 2011. Mr. Murphy’s employment remains “at will,” meaning that Mr. Murphy’s employment may be terminated by either party for any or no reason at any time. The agreement provides a base salary of $275,000 and a monthly auto allowance. Upon signing the second amendment in November 2011, Mr. Murphy received a signing bonus of $227,248, which we applied to the payment of the outstanding balance of a promissory note between Mr. Murphy and us from November 2006. Mr. Murphy is able to earn an annual bonus of $275,000 based on individual and company performance, contingent upon the achievement of sales quotas as defined by, and subject to change at the discretion of, the Company.

Mr. Murphy is entitled to receive his base salary for six months in the event we terminate his employment without cause or if Mr. Murphy resigns for good reason. However, if during those six months, Mr. Murphy secures employment with another individual or entity, we may offset against our payments to Mr. Murphy the amount of any compensation he receives from his subsequent employer during the six-month severance period. All severance payments are conditioned on Mr. Murphy signing a general release of claims against us. If Mr. Murphy resigns from the Company without good reason or upon a voluntary resignation, he is not entitled to these severance payments. Additionally, Mr. Murphy is not entitled to these severance payments if we terminate his employment for cause or in the event of his death, disability, or our bankruptcy, liquidation, dissolution, or discontinuance of our business. We may recoup all profits, compensation, commissions, remuneration or benefits that Mr. Murphy directly or indirectly realized as a result of or growing out of or in connection with Mr. Murphy’s violation of his employment agreement. Under Mr. Murphy’s employment agreement, resignation for good reason is defined as a materially adverse change or material diminution in the office, title, duties, powers, authority or responsibilities of Mr. Murphy, which change or diminution is not corrected during a specified cure period, or our failure to pay his base salary that has become due and payable which is not corrected during a specified cure period. Termination for cause, which will be decided by a majority vote of our board of directors, is defined as any material breach of the agreement by Mr. Murphy, any failure to diligently and properly perform his duties, his failure to comply with the policies and directives of the board of directors which failure is not corrected during a specified cure period, any dishonest or illegal action or other action that is materially detrimental to the interest and well-being of the Company, including to our reputation, any failure by Mr. Murphy to fully disclose any material conflict of interest he may have with the Company in a transaction involving the Company which conflict is materially detrimental to the interest of the Company, or any adverse act or omission that would be required to be disclosed pursuant to securities laws or that would limit our ability to sell securities under any Federal or state law or that would disqualify the Company from any exemption otherwise available to us. Mr. Murphy also entered into our no competition and non-disclosure agreement in connection with this employment agreement.

In connection with his employment agreement, we granted Mr. Murphy options to purchase our common stock. For further information, see “Executive Compensation—Outstanding Equity Awards as of December 31, 2011.”

Equity Compensation Plans

Our board of directors and stockholders have adopted a 2003 Stock Plan and a 2008 Stock Plan. In connection with this offering, our board of directors has adopted, subject to approval by our stockholders, a 2012 Equity Incentive Plan. The number of shares reserved for issuance, number of shares issued, number of shares underlying outstanding stock options and number of shares remaining available for future issuance under each plan (in each case before giving effect to the                     for                     reverse stock split that will occur immediately prior to the closing of this offering), as of March 31, 2012, is as follows:

Plan	Number of Shares Reserved for Issuance	Number of Shares Issued	Number of Shares Underlying Outstanding Options	Number of Shares Remaining Available for Future Issuance
2003 Stock Plan	22,500,000	8,658,655	11,728,074	2,113,271
2008 Stock Plan	9,874,518	206,144	9,668,374	—
2012 Equity Incentive Plan	10,125,482	—	—	10,125,482

The following description of each of our equity compensation plans is qualified by reference to the full text of those plans, which will be filed as exhibits to the registration statement of which this prospectus forms a part. Our equity compensation plans are designed to continue to give our company flexibility to make a wide variety of equity awards to reflect what the compensation committee believes at the time of such award will best motivate and reward our employees, directors, consultants and other service providers.

Amended and Restated 2003 Stock Plan

Our Amended and Restated 2003 Stock Plan, or the 2003 Plan, was originally adopted by our board of directors and approved by our stockholders in July 2006 and amended in July 2007. The 2003 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, or the Code, to employees and for the grant of non-statutory stock options to employees, consultants and non-employee directors. The 2003 Plan also provides for the grant of stock bonuses and rights to purchase shares of our stock to employees and consultants. A total of 9,000,000 shares of our Class A common stock and 13,500,000 shares of our Class B common stock have been authorized and reserved for issuance under the 2003 Plan. As of March 31, 2012, options to purchase a total of 5,569,074 shares of Class A common stock and options to purchase a total of 6,159,000 shares of Class B common stock, with a weighted exercise price of $0.68 per share, were outstanding under the 2003 Plan. Each share of Class B common stock issued under the 2003 Plan will convert into one share of our Class A common stock upon the closing of this offering.

The 2003 Plan will terminate automatically in 2013 unless terminated earlier by our board of directors. Upon the effectiveness of our initial public offering, we expect that we will no longer issue any additional awards under the 2003 Plan. Although no future awards are expected to be granted under this plan, all awards previously granted under the 2003 Plan will continue to be outstanding and will be administered under the terms and conditions of the 2003 Plan. Our board of directors, or a committee thereof, will continue to administer the 2003 Plan.

In the event of a corporate transaction where we are to be consolidated with or acquired by another entity and the acquiror assumes or replaces options granted under the 2003 Plan, options issued under the 2003 Plan will not be subject to accelerated vesting unless provided otherwise by agreement with the optionee, except in the case of a termination of the optionee’s service relationship by us or the acquiror, other than for misconduct, or a resignation by the optionee due to certain material negative changes in the terms of the optionee’s employment, within 60 days before or 180 days after the corporate transaction, in which case all options held by that optionee will become fully vested and exercisable. In the event of a corporate transaction where the acquiror does not assume or replace options granted under the 2003 Plan, such outstanding options will become fully vested and exercisable immediately prior to, and will terminate upon, the consummation of the corporate transaction.

2008 Stock Plan

Our 2008 Stock Plan, or the 2008 Plan, was adopted by our board of directors in December 2008 and approved by our stockholders in January 2009. The 2008 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Code, to employees and for the grant of non-statutory stock options, stock bonuses and rights to purchase shares of our stock to employees, consultants and non-employee directors. A total of 10,000,000 shares of our Class C common stock have been authorized and reserved for issuance under the 2008 Plan. As of March 31, 2012, options to purchase a total of 9,668,374 shares of Class C common stock, with a weighted exercise price of $2.89 per share, were outstanding under the 2008 Plan. Each share of Class C common stock will convert to one share of our Class A common stock upon the closing of this offering.

The 2008 Plan will terminate automatically in 2018 unless terminated earlier by our board of directors. Upon the effectiveness of our initial public offering, we expect that we will no longer issue any additional awards under the 2008 Plan. Although no future awards are expected to be granted under this plan, all awards previously granted under the 2008 Plan will continue to be outstanding and will be administered under the terms and conditions of the 2008 Plan. Our board of directors, or a committee of the board, will continue to administer the 2008 Plan. Upon the closing of our initial public offering, our shares of Class C common stock will automatically convert to shares of Class A common stock, and shares of Class A common stock will thereafter underlie outstanding awards under the 2008 Plan.

In the event of a corporate transaction where we are to be consolidated with or acquired by another entity and the acquiror assumes or replaces options granted under the 2008 Plan, options issued under the 2008 Plan will not be subject to accelerated vesting unless provided otherwise by agreement with the optionee. In the event of a corporate transaction where the acquiror does not assume or replace options granted under the 2008 Plan, such outstanding options will become fully vested and exercisable immediately prior to, and will terminate upon, the consummation of the corporate transaction. In lieu of the acceleration of options in connection with a corporate transaction, however, we may instead cancel the outstanding options in exchange for cash payments per share underlying each option equal to the amount per share of Class C common stock to be paid in connection with the corporate transaction and the exercise price per share of such option.

2012 Equity Incentive Plan

We adopted a new equity incentive plan, our 2012 Equity Incentive Plan, or the 2012 Plan, on March 13, 2012, subject to approval by our stockholders. We adopted the 2012 Plan to promote the success and enhance the value of the company by linking the individual interests of non-employee directors, employees and consultants to those of our stockholders and by providing such individuals with an incentive for outstanding performance in generating superior returns to our stockholders. The 2012 Plan provides flexibility to the Company in its ability to motivate, attract and retain the services of non-employee directors, employees, and consultants upon whose judgment, interest and special efforts the successful conduct of the Company’s operation is largely dependent.

The 2012 Plan provides for the grant of incentive stock options, as defined in Section 422 of the Code, to employees, and for the grant of non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights, stock payments and performance awards, including performance stock units, to employees, consultants and non-employee directors.

Under the terms of the 2012 Plan, the aggregate number of shares of common stock that may be subject to options and other awards is equal to the sum of (1) 10,000,000 shares of Class A common stock, (2) any shares available for issuance under the 2008 plan as of March 13, 2012, (3) any shares underlying any award outstanding under the 2008 Plan as of March 13, 2012 that, on or after that date, is forfeited, terminates, expires, or lapses for any reason, or is settled for cash without the delivery of shares and (4) starting January 1, 2013, an annual increase in the number of shares available under the 2012 Plan equal to up to 3% of the number of shares of Company common and preferred stock outstanding at the end of the previous year, as determined by the board of directors. The number of shares that may be issued or transferred pursuant to incentive stock options under the 2012 Plan is limited to 35,000,000 shares. The shares of Class A common stock covered by the 2012 Plan are authorized but unissued shares, treasury shares or common stock purchased on the open market.

In the event of a merger or consolidation, the sale or exchange of all of our common stock, the sale, transfer or disposition of all or substantially all of our assets or our liquidation or dissolution, or a “change in control” (as defined in the 2012 Plan), the administrator may take one or more of the following actions with respect to outstanding awards, as appropriate:

•	provide for the assumption or substitution of the awards;

•	cancel the award if no amount would have been attained upon exercise of the award or realization of the participant’s rights;

•	accelerate the awards in whole or in part;

•	cash out the awards;

•	make adjustments in the number and kind of shares subject to outstanding awards;

•	convert the awards into the right to receive liquidation proceeds;

•	provide that the award cannot vest, be exercised or become payable after such event; or

•	any combination of the above.

Termination or amendment

Our board of directors may terminate, amend or modify the 2012 Plan at any time. However, stockholder approval is required to increase the aggregate share limit, change the description of eligible participants or to the extent necessary to comply with applicable law.

The term of the 2012 Plan will expire on March 13, 2022.

Tax withholding

We may require participants to discharge applicable withholding tax obligations with respect to any award granted to the participant. The administrator may in its discretion allow a holder to meet any such withholding tax obligations by electing to have us withhold shares of common stock otherwise issuable under any award (or allow the return of shares of common stock) having a fair market value equal to the sums required to be withheld.

Outstanding Equity Awards as of December 31, 2011

The following table lists the outstanding equity awards held by our named executive officers as of December 31, 2011 (in each case, before giving effect to the                     for                     reverse stock split that will occur immediately prior to this offering).

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Exercisable Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)		Option Expiration Date
David C. Paul	43,750 28,750 0	16,250 31,250 60,000	(1) (2) (3)	$ $ $	1.50 3.65 3.28	8/6/19 6/16/20 10/27/21

David M. Demski	43,750 28,750 0	16,250 31,250 60,000	(1) (2) (3)	$ $ $	1.50 3.65 3.28	8/6/19 6/16/20 10/27/21

A. Brett Murphy	300,000 350,000 21,875 14,375 0 0	0 0 8,125 15,625 50,000 40,000	(4) (5) (1) (2) (6) (3)	$ $ $ $ $ $	0.07 0.90 1.50 3.65 3.47 3.28	6/1/15 11/1/16 8/6/19 6/16/20 4/20/21 10/27/21

(1)	These options were granted on August 6, 2009, and vest over a four-year period with one-fourth (1/4) of the options granted vesting on January 1, 2010, the first anniversary of the vesting commencement date, and the balance of the options granted vesting ratably on a monthly basis over the following 36 months.

(2)	These options were granted on June 16, 2010, and vest over a four-year period with one-fourth (1/4) of the options granted vesting on January 1, 2011, the first anniversary of the vesting commencement, and the balance of the options granted vesting ratably on a monthly basis over the following 36 months.

(3)	These options were granted on October 27, 2011, and vest over a four-year period with one-fourth (1/4) of the options granted vesting on January 1, 2012, the first anniversary of the vesting commencement date, and the balance of the options granted vesting ratably on a monthly basis over the following 36 months.

(4)	These options were granted on June 6, 2005, and vest over a four-year period with one-fourth (1/4) of the options granted vesting on June 6, 2006, the first anniversary of the vesting commencement date, and the balance of the options granted vesting ratably on a monthly basis over the following 36 months. This option was originally granted for 20,000 shares but was adjusted to reflect a 15-for-1 split that occurred on February 3, 2006. This option was exercised in full on February 3, 2012, and is no longer outstanding.

(5)	These options were granted on November 1, 2006, and vest over a four-year period with one-fourth (1/4) of the options granted vesting on November 1, 2007, the first anniversary of the vesting commencement date, and the balance of the options granted vesting ratably on a monthly basis over the following 36 months.

(6)	These options were granted on April 20, 2011, and vest over a four-year period with one-fourth (1/4) of the options granted vesting on February 8, 2012, the first anniversary of the vesting commencement date, and the balance of the options granted vesting ratably on a monthly basis over the following 36 months.

Potential Payments Upon Termination or Change in Control

Severance

Our compensation committee has decided in limited circumstances to provide certain of our named executive officers with severance payments in order to recruit qualified executives and ensure continued dedication, objectivity and stability of our named executive officers in the event of a change in control. Whether we provide severance benefits to our named executive officers depends on when and under what circumstances we hire the executives, the positions they hold and how difficult our compensation committee believes it might be or how long our compensation committee believes it might take for them to find comparable employment. In the limited circumstances when we do provide severance benefits, the terms of these severance payments are incorporated into the employment agreements of the named executive officers entitled to receive those payments.

In 2011, the only named executive officer entitled to severance in the event of a termination of employment was Mr. Murphy. See the description of such severance under “Employment Agreements” above. We did not have a severance policy applicable to executive officers in 2011, and no other named executive officers were guaranteed cash severance payments.

As described under “Executive Compensation—Equity Compensation Plans” above and “Executive Compensation—Potential Payments Upon Termination or Change in Control—Equity Awards” below, our equity compensation plans provide our named executive officers and all other optionees with acceleration of vesting of stock options upon termination of employment in connection with a change in control or acceleration of vesting of stock options upon a change of control, depending on the specific plan under which those options were granted and if our acquiror does not assume or replace the awards under our equity compensation plans.

We believe these severance and change in control benefits are an important element of our compensation program for our executive officers and that they assist us in recruiting and retaining talented individuals. The compensation committee believes that these benefits are valuable as they address the valid concern that it might be difficult for our named executive officers to find comparable employment in a short period of time in the event of termination or change in control. Our compensation committee believes that consideration of a change in control could be a distraction to an executive officer and could cause an executive officer to consider alternative employment opportunities at a time when the executive’s continued service might be crucial to our company and to our stockholders’ best interests.

Equity Awards

In the event of a corporate transaction where we are to be consolidated with or acquired by another entity and the acquiror does not assume or replace options granted under our 2003 Stock Plan, all options outstanding under the 2003 Stock Plan will become fully vested and exercisable immediately prior to the consummation of the corporate transaction, and such outstanding options will terminate upon the consummation of the corporate transaction.

In addition, in the event of such a corporate transaction where the acquiror does assume or replace options granted under our 2003 Stock Plan, if an optionee’s service relationship is terminated by us or the acquirer, other than for misconduct, or if the optionee resigns due to certain material negative changes in the terms of the optionee’s employment, within 60 days before or 180 days after the corporate transaction, all options held by that optionee will become fully vested and exercisable.

In the event of a corporate transaction where we are to be consolidated with or acquired by another entity and the acquiror does not assume or replace options granted under our 2008 Stock Plan, all options outstanding under the 2008 Stock Plan will become fully vested and exercisable immediately prior to the consummation of the corporate transaction, and such outstanding options will terminate upon the consummation of the corporate transaction. In lieu of requiring the exercise of any options granted under our 2008 Stock Plan prior to termination in connection with a corporate transaction, however, we may instead cancel the outstanding options in exchange for cash payments per share underlying each option equal to the positive difference, if any, in the amount per share of Class C common stock to be paid in connection with the corporate transaction and the exercise price per share of such option.

In the event of a corporate transaction where we are to be consolidated with or acquired by another entity and the acquiror does not assume or replace the equity awards granted under the 2012 Plan, all awards outstanding under our 2012 Plan will become fully vested, exercisable and all forfeiture restrictions will lapse immediately prior to the consummation of the transaction.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following is a summary of each transaction or series of similar transactions since January 1, 2009, to which we were or are a party in which:

•	the amount involved exceeded or exceeds $120,000, and

•	any of our directors or executive officers, any holder of 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Series E Preferred Stock Financing

In July 2007 we completed our Series E preferred stock financing (the “Series E financing”) with our institutional investors (the “Series E investors”), including Clarus Lifesciences I, L.P. (“Clarus”) and the funds affiliated with Goldman, Sachs & Co., the co-lead underwriter for this offering. As of March 31, 2012, Clarus held 9.11% of our outstanding capital stock and has the right to appoint two directors, currently Messrs. Kurt C. Wheeler and Robert W. Liptak, to our board of directors. As of March 31, 2012, the funds affiliated with Goldman, Sachs & Co. collectively held 8.66% of our outstanding capital stock, and they have the right to send two observers to our board meetings. These board appointment and observer rights terminate upon the closing of the offering contemplated by this prospectus.

The Series E investors purchased an aggregate of 50,691,245 shares of our Series E preferred stock at a purchase price per share of $2.17, for an aggregate purchase price of $110 million. The table below sets forth the number of shares of Series E preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates:

Name	Number of Shares of Series E Preferred Stock	Aggregate Purchase Price
Clarus Lifesciences I, L.P.(1)	24,193,546	$52,499,994.82
Goldman, Sachs & Co.:
GS Direct, L.L.C.	11,520,737	$24,999,999.29
Goldman, Sachs & Co., on behalf of its Principal Strategies Group	6,912,442	$14,999,999.14
Goldman Sachs Private Equity Partners 2004, L.P.	279,386	$606,267.62
Goldman Sachs Private Equity Partners 2004 Offshore Holdings, L.P.	1,817,578	$3,944,144.26
Goldman Sachs Private Equity Partners 2004 – Direct Investment Fund, L.P.	1,255,424	$2,724,270.08
Goldman Sachs Private Equity Partners 2004 Employee Fund, L.P.	438,636	$951,840.12
GS Private Equity Partners 2002 – Direct Investment Fund, L.P.	296,328	$643,031.76
Multi-Strategy Holdings, L.P.	520,948	$1,130,457.16

(1)	Kurt C. Wheeler and Robert W. Liptak are each members of our board of directors and managing directors of an entity that is the general partner of the management company that serves as the general partner of Clarus.

Additionally, we entered into a series of agreements with our Series E investors and certain of our other stockholders granting them various rights, including, among others, the following:

Amended and Restated Stock Sale Agreement

We entered into the Amended and Restated Stock Sale Agreement with the Series E investors and certain of our other stockholders, including David C. Paul, David M. Demski and David D. Davidar, each of whom is a director and executive officer, prior to the Series E financing. Under this agreement, as amended, with certain exceptions and limitations, we obtained a right of first refusal if certain of our preexisting stockholders propose to transfer any of their shares, and we granted the Series E investors a right of refusal for any remaining shares for which we do not exercise our right of first refusal. Additionally, the Series E investors have a right of co-sale, permitting them to sell any shares of our Series E preferred stock with the selling preexisting stockholder for any shares for which we or the Series E investors do not exercise rights of first refusal. This agreement will terminate in its entirety on the date of the closing of the offering contemplated by this prospectus.

Voting Agreement

We entered into a Voting Agreement with certain of the holders of our Class A and Class B common stock, including David C. Paul, David M. Demski and David D. Davidar, each of whom is a director and executive officer of our company, and the Series E investors, including Clarus and the funds affiliated with Goldman Sachs & Co. Under this agreement, as amended, our stockholders agreed to vote their shares for elections to our board of directors in favor of (i) two individuals nominated by Clarus for so long as holders of Series E preferred stock are entitled to elect two members of the board of directors and (ii) five individuals nominated by holders of a majority of our then-outstanding common stock held by certain key holders for so long as holders of common stock are entitled to elect five members of the board of directors. The right of the holders of our Series E preferred stock to elect two members of our board of directors terminates when we have outstanding fewer than 10,150,000 shares of Series E preferred stock.

Investor Rights Agreement

We entered into an Investor Rights Agreement with our Series E investors, including Clarus and the funds affiliated with Goldman Sachs & Co. This agreement, as amended, provides the Series E investors with demand registration rights, piggyback registration rights, Form S-3 registration rights and rights of first refusal. These rights are described in more detail under “Description of Capital Stock—Registration Rights.” All registration rights will terminate at the earlier of (i) the date seven years after our initial public offering, (ii) the first date after our initial public offering on which such investor is able to dispose of all of its registrable securities without restriction, or (iii) the closing of an acquisition or asset transfer as defined in our Certificate of Incorporation then in effect. The rights of first refusal do not apply to, and will terminate upon, the closing of the offering contemplated by this prospectus.

Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation provides that each share of our Series E preferred stock will automatically convert into shares of our Class B common stock, on a one-to-one basis subject to adjustments for stock splits, dilutive issuances and similar events, upon an underwritten initial public offering. The number of shares actually issued upon conversion would depend in part on the actual initial public offering price. The terms of our Series E preferred stock provide that the ratio at which each share of Series E preferred stock automatically converts into shares of our Class B common stock in connection with an initial public offering will increase if the initial offering price per share of common stock is below a specified minimum dollar amount, which would result in additional shares of Class B common stock issued upon conversion. In the event the actual initial public offering price is lower than $         per share, the shares of Series E preferred stock will convert into a larger number of shares of Class B common stock; if the initial public offering price is equal to the midpoint of the range set forth on the cover page of this prospectus, the Series E preferred stock would convert into                 shares of common stock.

2004 Voting Agreement

We entered into a Voting Agreement in June 2004 with certain employee holders of our Class B common stock, including David M. Demski and David D. Davidar, who are both directors and executive officers. Under this agreement, the stockholders irrevocably appointed our CEO, David C. Paul, as attorney and proxy of each stockholder with respect to all shares that each stockholder then owned or subsequently acquired. Mr. Paul, as proxy, is authorized and empowered, at any and all times prior to the expiration date of the proxy, to act as each stockholder’s attorney and proxy to vote the shares, and to exercise all voting, consent and similar rights of each stockholder with respect to the shares, at every annual, special, adjourned or postponed meeting of stockholders of our company and in every written consent in lieu of such meeting. Each stockholder agreed not to grant any subsequent proxies with respect to the shares until after the expiration date of the agreement. Although the stockholders may not effect the removal of Mr. Paul as proxy for any reason whatsoever, should Mr. Paul resign as proxy, he will be replaced by a new proxy selected by the holders of a majority of the shares subject to this agreement and approved by our company. The agreement and the irrevocable proxy contained in the agreement will terminate and have no further force or effect as of the closing of the offering contemplated by this prospectus.

Supplier

Since 2005, we have contracted with a third-party supplier that manufactures certain products for us. The supplier previously supplied us with certain products pursuant to a Supplier Quality Agreement dated November 10, 2005. In September 2010, we entered into a new three-year Supplier Quality Agreement on an arm’s-length basis, pursuant to which we purchase products and services from the supplier from time to time. During 2009, 2010, 2011, and the first three months of 2012, respectively, we purchased $13.6 million, $12.0 million, $17.7 million and $4.6 million of products and services from the supplier.

As of March 31, 2012, David C. Paul’s wife, David D. Davidar’s wife, and David M. Demski collectively owned approximately 47% of the outstanding stock of the supplier. In addition, until February 2009, Mr. Demski served as a director of the supplier. Mr. Paul served as the president and chief executive officer of the supplier until March 2009 and as a director of the supplier until February 2010. Mr. Davidar served as the secretary and treasurer and as a director of the supplier until February 2010. Since February 2010, Mr. Paul’s wife and Mr. Davidar’s wife have served and continue to serve as directors of the supplier.

Equity Awards and Employment Agreements

We have granted stock options to our executive officers and our directors. For a description of these awards, see “Executive Compensation—Outstanding Equity Awards as of December 31, 2011 Table” and “Management—Director Compensation.” We have also entered into an employment agreement with Brett Murphy, see “Executive Compensation—Employment Agreements.”

Indemnification Agreements with our Directors and Officers

Our amended and restated certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by law. In addition, as permitted by the laws of the State of Delaware, we have entered into indemnification agreements with each of our directors and certain of our officers. Under the terms of our indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the State of Delaware, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. We must indemnify our officers and directors against any and all (a) costs and expenses (including attorneys’ and experts’ fees, expenses and charges) actually and reasonably paid or incurred in connection with investigating, defending, being a witness in or participating in, or preparing to investigate, defend, be a witness in or participate in, and (b) judgments, fines, penalties and amounts paid in settlement in connection with, in the case of either (a) or (b), any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, by reason of the fact that (x) such person is or was a director or officer, employee, agent or fiduciary of the Company or (y) such person is or was serving at our request as a director, officer, employee or agent or fiduciary of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification agreements also require us, if so requested, to advance within 30 days of such request any and all costs and expenses that such director or officer incurred, provided that such person will return any such advance if it shall ultimately be determined that such person is not entitled to be indemnified for such costs and expenses. Our bylaws also require that such person return any such advance if it is ultimately determined that such person is not entitled to indemnification by us as authorized by the laws of the State of Delaware.

We are not required to provide indemnification under our indemnification agreements for certain matters, including: (1) indemnification in connection with certain proceedings or claims initiated or brought voluntarily by the director or officer; (2) indemnification related to disgorgement of profits made from the purchase or sale of securities of our company under Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory or common law; (3) indemnification that is finally determined, under the procedures and subject to the presumptions set forth in the indemnification agreements, to be unlawful; or (4) indemnification for liabilities for which the director or officer has received payment under any insurance policy as may exist for such person’s benefit, our articles of incorporation or bylaws or any other contract or otherwise, except with respect to any excess amount beyond the amount so received by such director or officer. The indemnification agreements require us, to the extent that we maintain an insurance policy or policies providing liability insurance for directors, officers, employees, agents or fiduciaries of our company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person serves at the request of our company, to cover such person by such policy or policies to the maximum extent available.

Procedures for Approval of Related-Party Transactions

Currently, any action that results in the consummation of any transaction (other than compensation and advancement or reimbursement of expenses or other similar transactions in compliance with Company policies) with any of the Company’s officers, directors, shareholders, employees or affiliates, or any family member or affiliate of any of the foregoing requires the prior approval of a majority of our board of directors and a majority of the disinterested directors (if any).

In connection with this offering, our Audit Committee, pursuant to the adoption of a written charter, will be responsible for reviewing and approving or ratifying any related-party transaction reaching a certain threshold of significance. In the course of its review and approval or ratification of a related-party transaction, the committee will, among other things, consider, consistent with Item 404 of Regulation S-K, the following:

•	the nature and amount of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction; and

•	any other matters the audit committee deems appropriate.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of our Class A common stock, $0.001 par value per share, 275,000,000 shares of our Class B common stock, $0.001 par value per share, 10,000,000 shares of our Class C common stock, $0.001 par value per share, 50,691,245 shares of our Series E preferred stock, $0.001 par value per share and 35,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the material terms and provisions of our amended and restated certificate of incorporation that will be in effect prior to the effective date of the registration statement of which this prospectus is a part and our amended and restated bylaws affecting the rights of holders of our capital stock. Because it is only a summary, it does not contain all the information and may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a party, and to the provisions of applicable Delaware law.

Common Stock

As of March 31, 2012, there were 188,137,379 shares of our Class A common stock outstanding and held by approximately 431 stockholders of record and 98,855,064 shares of our Class B common stock outstanding and held by approximately three stockholders of record, assuming the automatic conversion of all of our Series E preferred stock to 50,691,245 shares of our Class B common stock, the subsequent automatic conversion of 162,958,164 shares of our Class B common stock (which reflects all such shares of Class B common stock held by those who own less than 10% of the aggregate number of all outstanding shares of our common stock) to 162,958,164 shares of our Class A common stock and the automatic conversion of all shares of our Class C common stock to 206,144 shares of our Class A common stock, all to occur upon the closing of this offering. After the closing of this offering and the automatic conversion of our Class C common stock to 206,144 shares of our Class A common stock, we may not issue any shares of Class C common stock. After this offering, based on these assumptions, the automatic conversion of                 shares of Class B common stock to                 shares of Class A common stock upon their sale by the selling stockholders in the offering, the issuance of                 shares of Class A common stock in this offering and assuming no additional exercise of stock options or other convertible or exercisable securities, there will be                 shares of our Class A common stock outstanding and                 shares of our Class B common stock outstanding. Assuming the underwriters exercise their overallotment option in full, there will be                 shares of our Class A common stock outstanding and                 shares of our Class B common stock outstanding immediately after this offering.

Dividend Rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A and Class B common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine. If dividends are paid in shares of stock or rights to purchase shares of stock, the holders of our Class A common stock will receive shares of our Class A common stock or rights to purchase shares of our Class A common stock and the holders of our Class B common stock will receive shares of our Class B common stock or rights to purchase shares of our Class B common stock.

Voting Rights. Holders of our Class A and Class B common stock have identical voting rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Holders of shares of our Class A and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our amended and restated certificate of incorporation. Delaware law could require either our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•

If we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

If we were to seek to amend our amended and restated certificate of incorporation in a manner that altered or changed the powers, preferences or special rights of a class of stock in a manner that affected them adversely, then that class would be required to vote separately to approve the proposed amendment.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Effective upon the closing of this offering, the board of directors will be divided into three classes, which will be as nearly equal in number as possible, with each director elected at an annual stockholders’ meeting following the date of this offering serving a three-year term and one class being elected at each year’s annual meeting of stockholders.

No Preemptive or Similar Rights. Neither our Class A nor our Class B common stock is entitled to preemptive rights, and neither is subject to redemption. There are no sinking fund provisions applicable to our common stock.

Conversion. Our Class A common stock is not convertible into any other shares of our capital stock. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for permitted transfers. Class B common stockholders may transfer shares of Class B common stock in the following manner without having the shares of Class B common stock convert to Class A common stock:

•

the granting of a proxy to officers or directors of the Company whether or not at the request of the board of directors of the Company in connection with actions to be taken at an annual or special meeting of stockholders;

•

entering into a voting trust, agreement or arrangement (with or without granting a proxy) pursuant to which voting control is granted over such share to an officer or director of the Company that does not involve any payment of cash, securities, property or other consideration to the Class B stockholder other than the mutual promise to vote shares in a designated manner;

•	a transfer by a stockholder who is an individual upon such stockholder’s death pursuant to a will or the laws of descent and distribution;

•	any transfer of convertible securities;

•	any transfer to an affiliate; or

•

any transfer by an individual stockholder to, or for the benefit of, any spouse or any ancestor, descendant, sibling, or child of a sibling of such stockholder or his or her spouse, or any transfer by a stockholder to a trust, limited partnership or limited liability company for the benefit of such individual stockholder or any such family member, or any transfer by such a trust, partnership or limited liability company to any such stockholder or family member.

With respect to each holder of one or more shares of our Class B common stock, each of such holder’s shares of Class B common stock will automatically convert into one share of our Class A common stock if:

•

upon the closing of this offering, such holder’s shares of Class B common stock, together with the shares of Class B common stock then held by that holder’s affiliates, represents less than ten percent (10%) of the aggregate number of all outstanding shares of our common stock; or

•

at any time following the closing of this offering, such holder’s shares of Class B common stock, together with the shares of Class B common stock then held by that holder’s affiliates, represents less than five percent (5%) of the aggregate number of all outstanding shares of our common stock.

Once converted into Class A common stock, the Class B common stock cannot be reissued.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution, distribution of assets or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A and Class B common stock and any participating preferred stock outstanding at that time, if any, after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully Paid and Non-Assessable. All of the outstanding shares of our Class A and Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

As of March 31, 2012, there were 50,691,245 shares of our Series E preferred stock outstanding, held by 12 stockholders of record. Our amended and restated certificate of incorporation provides that each share of our Series E preferred stock will automatically convert into Class B common stock at the applicable conversion rate, currently on a one-for-one basis, upon the closing of this offering. Once converted, the Series E preferred stock will remain authorized but may not be reissued. For additional information, see “Certain Relationships and Related-Party Transactions—Amended and Restated Certificate of Incorporation.”

Pursuant to the terms of our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to 35 million shares of preferred stock, par value $0.001 per share, in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control or the removal of management and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Options

As of March 31, 2012, options to purchase a total of 15,237,448 shares of Class A common stock and options to purchase a total of 6,159,000 shares of Class B common stock were outstanding, assuming the conversion of all outstanding Class C common stock into Class A common stock. As of March 31, 2012, options to purchase a total of 962,722 shares of Class A common stock and 1,150,549 shares of Class B common stock remain available for future issuance under our 2003 Plan and no shares of Class A common stock remain available for future issuance under our 2008 Plan. After this offering, we intend to cease granting awards under our 2003 Plan and 2008 Plan, and instead grant awards under our 2012 Plan, which was adopted in March 2012 in connection with this offering. As of March 31, 2012, 10,125,482 shares of Class A common stock were available for future issuance under our 2012 Plan.

Registration Rights

Following the completion of this offering, stockholders holding approximately                 shares of our common stock, including shares issued upon conversion of our preferred stock, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. A majority of the holders of the shares subject to these registration rights have the right, beginning no earlier than six months after the effective date of the registration statement filed with respect to this offering, on up to two occasions, to demand that we register at least 30% of such shares under the Securities Act, subject to certain limitations. In addition, these holders are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of our common stock. In the event that we propose to register any shares of common stock under the Securities Act either for our account or for the account of other security holders, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and to include shares in any such registration, subject to certain limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, any holder of shares subject to these registration rights may require us to file a registration statement under the Securities Act on Form S-3 with respect to shares of common stock having an aggregate offering price of at least $5,000,000. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by such security holders to be included in such registration according to market factors. We are generally required to bear all of the expenses of such registrations, including reasonable fees of a single counsel acting on behalf of all selling holders, except underwriting discounts, selling commissions and stock transfer taxes. Registration of any of the shares of common stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

Certain Provisions of Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our dual class structure, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions. Our amended and restated certificate of incorporation and our amended and restated bylaws provide for a dual class structure and include a number of other provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

Dual Class Structure. As discussed above, our Class B common stock has ten votes per share, while our Class A common stock, which is the class of stock we and the selling stockholders are selling in this offering and which will be the only class of stock which is publicly traded, has one vote per share. After the offering, our current directors, executive officers, holders of more than 5% of our common stock and their respective affiliates will, in the aggregate, beneficially own approximately     % of our outstanding Class B common stock, representing approximately     % of the total voting power of our outstanding capital stock (approximately     % and approximately     %, respectively, if the underwriters exercise their overallotment option in full). Because of our dual class structure, the holders of our Class B common stock will continue to be able to control all matters submitted to our stockholders for approval even if they own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders might view as beneficial. Our board of directors is authorized, without stockholder approval, to issue additional shares of our Class A and Class B common stock.

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize our board of directors or stockholders (at a duly convened meeting) to fill vacant directorships.

Classified Board. Our amended and restated bylaws provide that our board is classified into three classes of directors. This could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. In addition, stockholders are not permitted to cumulate their votes for the election of directors. Please see “Management—Board of Directors” for more information regarding the classified board.

Stockholder Action; Special Meeting of Stockholders. Our amended and restated bylaws provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not more than 90 nor less than 50 days prior to the meeting with respect to an annual meeting of stockholders, and not later than 10 business days after public announcement of a special meeting. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by our stockholders, to issue up to 35 million shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. Our board of directors may utilize such shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means. If we issue such shares without stockholder approval and in violation of limitations imposed by the New York Stock Exchange or any stock exchange on which our stock may then be trading, our stock could be delisted.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be Broadridge Corporate Issuer Solutions, Inc. The address of Broadridge Corporate Issuer Solutions, Inc. is 1717 Arch Street, Suite 1300 Philadelphia, Pennsylvania 19103 and the telephone number is (215) 553-5400.

New York Stock Exchange Listing

We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “GMED.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Class A and Class B common stock, as of March 31, 2012 and immediately after the closing of this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all our current executive officers and directors as a group;

•	each of our selling stockholders; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of our Class A and Class B common stock.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to this offering are based on 188,137,379 shares of our Class A common stock and 98,855,064 shares of our Class B common stock outstanding as of March 31, 2012 after giving effect to the automatic conversion of all shares of our Series E preferred stock to 50,691,245 shares of Class B common stock (which does not give effect to any additional shares of Class B common stock issuable upon conversion of all Series E preferred stock, as described elsewhere in this prospectus; see “Certain Relationships and Related Party Transactions—Amended and Restated Certificate of Incorporation”), the subsequent automatic conversion of 162,958,164 shares of Class B common stock (which reflects all such shares of Class B common stock held by those who own less than 10% of the aggregate number of outstanding shares of our common stock) to 162,958,164 shares of our Class A common stock and the automatic conversion of all shares of our Class C common stock to 206,144 shares of our Class A common stock. The table below assumes that there are                 shares of our Class A common stock and                 shares of our Class B common stock outstanding immediately following the closing of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of March 31, 2012, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The underwriters have an option to purchase up to                     additional shares of our Class A common stock from the selling stockholders to cover overallotments.

The information in the table below with respect to each selling stockholder has been obtained from that selling stockholder.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. The address for each director and executive officer listed is: c/o Globus Medical, Inc., Valley Forge Business Center, 2560 General Armistead Avenue, Audubon, Pennsylvania 19403.

	Shares Beneficially Owned before the Offering					Shares Beneficially Owned after the Offering (2)
			% of Total Share Ownership before the Offering	% of Total Voting Power before the Offering	Number of Shares Offered			% of Total Share Ownership after the Offering	% of Total Voting Power after the Offering (1)
	Class A	Class B				Class A	Class B
	Shares	Shares				Shares	Shares
Directors and Named Executive Officers
David C. Paul (3)	105,000	98,855,064	34.47%	84.01%
David M. Demski (4)	3,323,548	—	1.16%	*
A. Brett Murphy (5)	971,458	—	*	*
David D. Davidar (6)	5,327,919	—	1.86%	*
Kurt C. Wheeler (10)	26,157,410	—	9.11%	2.22%
Robert W. Liptak (10)	26,157,410	—	9.11%	2.22%
Daniel T. Lemaitre (7)	20,825	—	*	*
Ann D. Rhoads (8)	12,495	—	*	*
All directors and executive officers as a group (nine individuals) (9)	35,918,655	98,855,064	46.84%	87.01%
Five Percent Stockholders
Clarus Lifesciences I, L.P. (10)	26,157,410	—	9.11%	2.22%
Goldman, Sachs & Co. (11)	24,841,479	—	8.66%	2.11%
Other Selling Stockholders

*	less than one (1%) percent.

(1)	Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. For more information about the voting rights of our Class A and Class B common stock, see “Description of Capital Stock—Common Stock.”

(2)	Assumes no exercise of the underwriters’ overallotment option. See “Underwriting.”

(3)	Includes 105,000 shares of Class A common stock issuable upon exercise of options exercisable within 60 days of March 31, 2012.

(4)	Includes 105,000 shares of Class A common stock issuable upon exercise of options exercisable within 60 days of March 31, 2012.

(5)	Includes 421,458 shares of Class A common stock issuable upon exercise of options exercisable within 60 days of March 31, 2012.

(6)	Includes 105,000 shares of Class A common stock issuable upon exercise of options exercisable within 60 days of March 31, 2012.

(7)	Consists of 20,825 shares of Class A common stock issuable upon exercise of options exercisable within 60 days of March 31, 2012.

(8)	Consists of 12,495 shares of Class A common stock issuable upon exercise of options exercisable within 60 days of March 31, 2012.

(9)	Includes 769,778 shares of Class A common stock issuable upon exercise of options exercisable within 60 days of March 31, 2012.

(10)	Clarus Ventures I Management, L.P. (“Clarus I Management”) is the sole general partner of Clarus and Clarus Ventures I, LLC (“Clarus I GPLLC”) is the sole general partner of Clarus I Management. Nicholas Galakatos, Dennis Henner, Robert W. Liptak (a member of our board of directors), Nicholas Simon, Michael Steinmetz and Kurt C. Wheeler (a member of our board of directors) are all of the managing directors of Clarus I GPLLC. As the managing directors of Clarus I GPLLC, each of them has shared voting and disposition power related to these shares. Each of the managing directors of Clarus I GPLLC disclaims beneficial ownership of these shares. The address for Clarus Lifesciences I, L.P. is c/o Clarus Ventures, LLC, 101 Main Street, Cambridge, MA 02142.

(11)	Consists of (i) 12,420,737 shares of Class A common stock held of record by GS Direct, L.L.C., (ii) 7,452,442 shares of Class A common stock held of record by Goldman Sachs Investment Partners Master Fund, L.P., (iii) 360,000 shares of Class A common stock held of record by Goldman Sachs Private Equity Concentrated Healthcare Fund Offshore Holdings, L.P., (iv) 279,386 shares of Class A common stock held of record by Goldman Sachs Private Equity Partners 2004, L.P., (v) 1,817,578 shares of Class A common stock held of record by Goldman Sachs Private Equity Partners 2004 Offshore Holdings, L.P., (vi) 1,255,424 shares of Class A common stock held of record by Goldman Sachs Private Equity Partners 2004 Direct Investment Fund, L.P., (vii) 438,636 shares of Class A common stock held of record by Goldman Sachs Private Equity Partners 2004 Employee Fund, L.P., (viii) 296,328 shares of Class A common stock held of record by GS Private Equity Partners 2002 Direct Investment Fund, L.P. and (ix) 520,948 shares of Class A common stock held of record by Multi-Strategy Holdings, L.P. The address for the funds affiliated with Goldman Sachs is Goldman Sachs & Co., on behalf of its Principal Strategies Group, 85 Broad Street, New York, NY 10004.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. Although we intend to apply to have our Class A common stock approved for listing on the New York Stock Exchange under the symbol “GMED,” we cannot assure you that there will be an active public market for our Class A common stock.

Based on the number of shares outstanding as of March 31, 2012, upon the closing of this offering,                 shares of our Class A common stock and                 shares of our Class B common stock will be outstanding. Of the shares to be outstanding immediately after the closing of this offering, the                 shares of our Class A common stock to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining                 shares of our Class A common stock and all of the shares of our Class B common stock (and the shares of our Class A common stock into which they may be converted) will be “restricted securities” under Rule 144.

Subject to the lock-up agreements described below and the provisions of Rule 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale	Shares Eligible for Sale	Description
Date of Prospectus		Shares sold in the offering and shares saleable under Rule 144 that are not subject to a lock-up

90 Days after Date of Prospectus		Shares saleable under Rules 144 and 701 that are not subject to a lock-up

180 Days after Date of Prospectus		Lock-up released; shares saleable under Rules 144 and 701

In addition,                     of the                 shares of our Class B common stock that were issuable upon the exercise of stock options outstanding as of March 31, 2012, options to purchase                 shares of our Class B common stock were exercisable as of that date, and upon exercise these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock proposed to be sold for at least one year, would be entitled to sell an unlimited number of shares beginning one year after this offering without regard to whether current public information about us is available. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A and Class B common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our Class A common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales by affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

In connection with this offering, we, our officers and directors and certain stockholders have each entered into a lock-up agreement with the underwriters of this offering that restricts the sale of shares of our Class A common stock by those parties for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances. Merrill Lynch Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., on behalf of the underwriters, may, in their sole discretion, choose to release any or all of the shares of our Class A common stock subject to these lock-up agreements at any time prior to the expiration of the lock-up period without notice. For more information, see “Underwriting.”

Registration Rights

Following the completion of this offering, stockholders holding approximately                 shares of our common stock, including shares issued upon conversion of our Series E preferred stock, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. Pursuant to the lock-up agreements described above, certain of our stockholders have agreed not to exercise those rights during the lock-up period without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

APPLICABLE TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of our Class A common stock that are applicable to a “non-U.S. holder” (defined below). This section does not address tax considerations applicable to other investors, such as U.S. holders (defined below). Investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of our Class A common stock.

This summary:

•

is based on the Code, U.S. federal tax regulations promulgated or proposed under it, or Treasury Regulations, judicial authority and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, each as of the date of this prospectus and each of which are subject to change at any time, possibly with retroactive effect;

•	is applicable only to non-U.S. holders who hold the shares as “capital assets” within the meaning of section 1221 of the Code;

•	does not discuss the applicability of any U.S. state or local taxes, non-U.S. taxes or any other U.S. federal tax except for U.S. federal income tax and estate tax; and

•

does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under U.S. federal income tax laws, including but not limited to:

•	certain former citizens and long-term residents of the United States;

•	banks, financial institutions, or “financial services entities”;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	persons subject to the alternative minimum tax;

•	investors holding our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” or other risk-reduction transaction; and

•	“controlled foreign corporations” and “passive foreign investment companies,” as defined in the Code.

This summary constitutes neither tax nor legal advice. Prospective investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of our Class A common stock, including the application to their particular situations of any U.S. federal, state, local and non-U.S. tax laws and of any applicable income tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial owner of our Class A common stock that is neither a “U.S. holder” nor a partnership or entity or arrangement treated as a partnership for U.S. federal income tax purposes. A “U.S. holder” is:

•	an individual citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our Class A common stock, then the U.S. federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the partnership’s activities. Partners and partnerships should consult their own tax advisors with regard to the U.S. federal income tax treatment of an investment in our Class A common stock.

Distributions to Non-U.S. Holders

Distributions of cash or property, if any, paid to a non-U.S. holder of our Class A common stock will constitute “dividends” for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If the amount of a distribution exceeds both our current and accumulated earnings and profits, such excess will first constitute a nontaxable return of capital, which will reduce the holder’s tax basis in our Class A common stock, but not below zero, and thereafter will be treated as gain from the sale of our Class A common stock (see “—Sale or Taxable Disposition of Class A Common Stock by Non-U.S. Holders” below).

Subject to the following paragraphs, dividends on our Class A common stock generally will be subject to U.S. federal withholding tax at a 30% gross rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. We may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may obtain a refund of that excess amount by timely filing a claim for refund with the IRS.

To claim the benefit of a reduced rate of or an exemption from U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required (i) to satisfy certain certification requirements, which may be made by providing us or our agent with a properly executed and completed IRS Form W-8BEN (or other applicable form) certifying, under penalty of perjury, that the holder qualifies for treaty benefits and is not a U.S. person or (ii) if our Class A common stock is held through certain non-U.S. intermediaries, to satisfy the relevant certification requirements of the applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment, or a fixed base in the case of an individual non-U.S. holder, that is maintained by the non-U.S. holder in the United States) (“effectively connected dividends”) are not subject to the U.S. federal withholding tax, provided that the non-U.S. holder certifies, under penalty of perjury, that the dividends paid to such holder are effectively connected dividends on a properly executed and completed IRS Form W-8ECI (or other applicable form). Instead, any such dividends will be subject to U.S. federal income tax on a net income basis in a manner similar to that which would apply if the non-U.S. holder were a U.S. person.

Corporate non-U.S. holders who receive effectively connected dividends may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business within the United States, subject to any exemption or reduction provided by an applicable income tax treaty.

Sale or Taxable Disposition of Class A Common Stock by Non-U.S. Holders

Any gain realized on the sale, exchange or other taxable disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment, or fixed base in the case of an individual non-U.S. holder, that is maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition and the non-U.S. holder’s holding period in our Class A common stock.

A non-U.S. holder described in the first bullet point above generally will be subject to U.S. federal income tax on the net gain derived from the sale or disposition under regular graduated U.S. federal income tax rates as if the holder were a U.S. person. If the non-U.S. holder is a corporation, then the gain may also, under certain circumstances, be subject to the “branch profits” tax, which was discussed above.

An individual non-U.S. holder described in the second bullet point above will be subject to a tax at a 30% gross rate, subject to any reduction or reduced rate under an applicable income tax treaty, on the net gain derived from the sale, which may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States for U.S. federal income tax purposes.

We believe we are not, have not been and will not become a “United States real property holding corporation” for U.S. federal income tax purposes. In the event that we are or become a United States real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a sale or other taxable disposition of our Class A common stock may be subject to U.S. federal income tax, including any applicable withholding tax, if (i) the non-U.S. holder beneficially owns, or has owned, more than 5% of our Class A common stock at any time during the applicable period, or (ii) our Class A common stock ceases to be regularly traded on an “established securities market” within the meaning of the Code. Non-U.S. holders who intend to acquire more than 5% of our Class A common stock are encouraged to consult their tax advisors with respect to the U.S. tax consequences of a disposition of our Class A common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends and other distributions paid to the holder and the tax withheld, if any, from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable income tax treaty. Copies of the information returns reporting such dividends and the tax withheld may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will generally be subject to backup withholding for dividends paid to the holder unless the holder certifies under penalty of perjury that it is not a U.S. person or the holder otherwise establishes an exemption (provided that the payor does not have actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied).

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A common stock by a non-U.S. holder within the United States or conducted through certain U.S.-related financial intermediaries, unless the holder certifies under penalty of perjury that it is not a U.S. person or the holder otherwise establishes an exemption (provided that neither the broker nor intermediary has actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, our Class A common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

Recent Legislative Developments

The recently enacted Hiring Incentives to Restore Employment Act has, among other things, added new sections 1471 to 1474 of the Code, which will impose new information reporting requirements and a 30% withholding tax on dividends and sales proceeds paid to certain non-U.S. entities that hold shares in U.S. corporations. The IRS has recently issued Proposed Treasury Regulations, which if finalized as proposed, will provide that this withholding will generally apply to payments of dividends on our Class A common stock made on or after January 1, 2014 and to payments of gross proceeds from a disposition of our Class A common stock made on or after January 1, 2015. In general, to avoid the withholding tax under these provisions, (i) foreign financial institutions that hold shares in U.S. corporations will be required to identify for the IRS each U.S. account owner who is a beneficial owner of such shares and to provide certain information regarding the account, and also to agree to comply with certain other requirements, and (ii) other foreign entities (aside from public companies) that are beneficial owners of shares will be required to identify U.S. persons who own a 10% or greater interest in such foreign entity. Certain foreign financial institutions and other foreign entities may qualify for an exemption from these rules. Foreign entities, and other foreign persons who plan to have their shares of our Class A common stock held through a foreign financial institution or certain other foreign entities, should consider the potential applicability of these new provisions.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Piper Jaffray & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of our Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Piper Jaffray & Co.
Leerink Swann LLC
Canaccord Genuity Inc.
William Blair & Company, L.L.C.
Oppenheimer & Co. Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to Globus Medical, Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $        payable by us and $         payable by the selling stockholders.

Overallotment Option

The selling stockholders have granted an option to the underwriters to purchase up to                      additional shares at the public offering price, less the underwriting discount to cover overallotments, if any. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any shares of our Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any shares of our Class A common stock;

•	sell any option or contract to purchase any shares of our Class A common stock;

•	purchase any option or contract to sell any shares of our Class A common stock;

•	grant any option, right or warrant for the sale of any shares of our Class A common stock;

•	lend or otherwise dispose of or transfer any shares of our Class A common stock;

•	request or demand that we file a registration statement related to our Class A common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of our Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to shares of our Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our Class A common stock. It also applies to shares of our Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either

(a) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “GMED.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our Class A common stock. However, the representatives may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our Class A common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the EEA which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares which are the subject of this offering may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in this offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (a) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (b) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of this offering, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with this offering and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of this offering may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289), or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No prospectus, disclosure document, offering material or advertisement in relation to our Class A common stock has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of shares of our Class A common stock within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this prospectus or any other prospectus, disclosure document, offering material or advertisement relating to our Class A common stock in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000 (disregarding monies lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania is also acting as counsel for us in this offering. Latham & Watkins LLP, New York, New York is acting as counsel for the underwriters in this offering.

EXPERTS

The consolidated financial statements of Globus Medical, Inc., at December 31, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, have been included herein in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains the registration statement and other reports, proxy and information statements and information that we file electronically with the SEC.

After we have completed this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above or via our website at www.globusmedical.com. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Globus Medical, Inc.:

We have audited the accompanying consolidated balance sheets of Globus Medical, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Globus Medical, Inc. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 28, 2012

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value)

	December 31,		March 31,	Pro Forma March 31,
	2010	2011	2012	2012
			Unaudited (See note 1)
Assets
Current assets:
Cash and cash equivalents	$111,701	$142,668	$159,098	$159,098
Accounts receivable, net of allowance for doubtful accounts $608, $602 and $802, respectively	42,433	46,727	50,825	50,825
Inventories	40,882	47,369	49,271	49,271
Prepaid expenses and other current assets	2,273	2,515	3,209	3,209
Income taxes receivable	6,150	3,336	3,395	3,395
Deferred income taxes	15,533	16,160	16,946	16,946

Total current assets	218,972	258,775	282,744	282,744
Property and equipment, net	45,903	52,394	54,081	54,081
Intangible assets	—	7,433	7,324	7,324
Goodwill	—	9,808	9,808	9,808
Other assets	1,700	980	852	852

Total assets	$266,575	$329,390	$354,809	$354,809

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$5,253	$—	$—	$—
Accounts payable	5,376	5,323	4,462	4,462
Accounts payable to related party	1,874	1,178	1,831	1,831
Accrued expenses	18,797	21,268	17,276	17,276
Income taxes payable	427	302	11,318	11,318
Business acquisition liabilities, current	—	1,200	1,200	1,200

Total current liabilities	31,727	29,271	36,087	36,087
Business acquisition liabilities, net of current portion	—	9,089	8,794	8,318
Deferred income taxes	2,808	5,755	5,602	5,782
Other liabilities	3,845	2,799	2,809	2,809

Total liabilities	38,380	46,914	53,292	52,996

Commitments and contingencies (note 14)
Equity:
Convertible preferred stock; $0.001 par value. Authorized, issued and outstanding 50,691, 50,691, 50,691 and 0 shares at December 31, 2010 and 2011, and March 31, 2012 and March 31, 2012 pro forma (liquidation value of $110,000)	51	51	51	—
Common stock; $0.001 par value. Authorized 679,178 shares; issued and outstanding 239,242, 235,719, 236,301 and 286,992 shares at December 31, 2010 and 2011, respectively, and March 31, 2012 and March 31, 2012 pro forma	239	236	236	287
Additional paid-in capital	102,544	106,545	107,709	107,709
Accumulated other comprehensive loss	(718)	(1,202)	(901)	(901)
Retained earnings	126,079	176,846	194,422	194,718

Total equity	228,195	282,476	301,517	301,813

Total liabilities and equity	$266,575	$329,390	$354,809	$354,809

See accompanying notes to consolidated financial statements.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(in thousands, except per share data)

	Year ended December 31,			Three Months ended March 31,
	2009	2010	2011	2011	2012
				Unaudited
Sales	$254,344	$288,195	$331,478	$78,279	$94,717
Cost of goods sold	41,607	53,825	68,796	14,899	18,391

Gross profit	212,737	234,370	262,682	63,380	76,326

Operating expenses:
Research and development	20,521	21,309	23,464	6,040	6,736
Selling general and administrative	108,422	122,589	140,386	34,014	41,225
Provision for litigation settlements	1,889	2,787	1,470	14	307

Total operating expenses	130,832	146,685	165,320	40,068	48,268

Operating income	81,905	87,685	97,362	23,312	28,058
Other income (expense), net	(127)	54	(413)	4	225

Income before income taxes	81,778	87,739	96,949	23,316	28,283
Income tax provision	29,745	33,281	36,165	8,885	10,707

Net income	52,033	54,458	60,784	14,431	17,576
Less net income attributable to noncontrolling interest	3,300	—	—	—	—

Net income attributable to Globus Medical, Inc.	$48,733	$54,458	$60,784	$14,431	$17,576

Earnings per share attributable to Globus Medical, Inc.:
Basic	$0.17	$0.19	$0.21	$0.05	$0.06

Diluted	$0.16	$0.18	$0.21	$0.05	$0.06

Weighted average shares outstanding:
Basic	235,947	238,362	235,729	236,400	236,028

Diluted	245,202	246,251	243,230	245,874	244,662

Unaudited pro forma net income			$61,074		$17,872

Unaudited pro forma earnings per share attributable to Globus Medical, Inc.:
Basic			$0.21		$0.06

Diluted			$0.21		$0.06

Unaudited pro forma weighted average shares outstanding:
Basic			286,420		286,719

Diluted			293,921		295,353

See accompanying notes to consolidated financial statements.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(in thousands)

	Year ended December 31,			Three Months ended March 31,
	2009	2010	2011	2011	2012
				Unaudited
Net income	$52,033	$54,458	$60,784	$14,431	$17,576

Other comprehensive income (loss), net of tax:
Foreign currency translation	(864)	(141)	(484)	40	301
Unrealized losses on investments	(5)	—	—	—	—

Total other comprehensive income (loss)	(869)	(141)	(484)	40	301

Comprehensive income	51,164	54,317	60,300	14,471	17,877
Less: comprehensive income attributable to noncontrolling interest	3,300	—	—	—	—

Comprehensive income attributable to Globus Medical, Inc.	$47,864	$54,317	$60,300	$14,471	$17,877

See accompanying notes to consolidated financial statements.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Consolidated Statements of Equity

(in thousands)

	Globus Medical, Inc. Stockholders’ Equity
	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total stockholders’ equity attributable to Globus Medical, Inc.	Noncontrolling interest	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2008	50,691	$51	235,399	$235	$91,837	$292	$22,888	$115,303	$5,028	$120,331
Share-based compensation	—	—	—	—	3,511	—	—	3,511	—	3,511
Exercise of deemed stock options	—	—	—	—	62	—	—	62	—	62
Exercise of stock options	—	—	1,956	2	854	—	—	856	—	856
Tax benefit related to nonqualified stock options exercised	—	—	—	—	149	—	—	149	—	149
Contribution of noncontrolling interest	—	—	—	—	—	—	—	—	100	100
Deconsolidation of noncontrolling interest	—	—	—	—	—	—	—	—	(8,428)	(8,428)
Comprehensive income	—	—	—	—	—	(869)	48,733	47,864	3,300	51,164

Balance at December 31, 2009	50,691	51	237,355	237	96,413	(577)	71,621	167,745	—	167,745
Share-based compensation	—	—	—	—	4,025	—	—	4,025	—	4,025
Exercise of deemed stock options	—	—	—	—	30	—	—	30	—	30
Exercise of stock options	—	—	1,887	2	1,289	—	—	1,291	—	1,291
Tax benefit related to nonqualified stock options exercised	—	—	—	—	787	—	—	787	—	787
Comprehensive income	—	—	—	—	—	(141)	54,458	54,317	—	54,317

Balance at December 31, 2010	50,691	51	239,242	239	102,544	(718)	126,079	228,195	—	228,195
Share-based compensation	—	—	—	—	3,286	—	—	3,286	—	3,286
Exercise of deemed stock options	—	—	—	—	144	—	—	144	—	144
Exercise of stock options	—	—	486	1	741	—	—	742	—	742
Excess tax benefit of nonqualified stock options	—	—	—	—	(170)	—	—	(170)	—	(170)
Purchase of common stock	—	—	(4,009)	(4)	—	—	(10,017)	(10,021)	—	(10,021)
Comprehensive income	—	—	—	—	—	(484)	60,784	60,300	—	60,300

Balance at December 31, 2011	50,691	51	235,719	236	106,545	(1,202)	176,846	282,476	—	282,476
Share-based compensation (Unaudited)	—	—	—	—	1,111	—	—	1,111	—	1,111
Exercise of stock options (Unaudited)	—	—	582	—	88	—	—	88	—	88
Excess tax benefit of nonqualified stock options (Unaudited)	—	—	—	—	(35)	—	—	(35)	—	(35)
Comprehensive income (Unaudited)	—	—	—	—	—	301	17,576	17,877	—	17,877

Balance at March 31, 2012 (Unaudited)	50,691	$51	236,301	$236	$107,709	$(901)	$194,422	$301,517	$—	$301,517

See accompanying notes to consolidated financial statements.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,			Three Months ended March 31,
	2009	2010	2011	2011	2012
				Unaudited
Cash flows from operating activities:
Net income	$52,033	$54,458	$60,784	$14,431	$17,576
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,502	15,196	16,949	3,821	4,381
Provision for excess and obsolete inventories	5,046	6,112	10,487	1,584	1,850
Amortization of discounts and premiums on short-term investments	12	—	—	—	—
Stock-based compensation	3,511	4,025	3,286	801	1,111
Allowance for doubtful accounts	576	397	105	25	226
Change in fair value of interest rate swap	(200)	(238)	113	68	—
Change in fair value of contingent consideration	—	—	(79)	—	(102)
Deferred income taxes	(2,654)	1,999	2,057	(183)	(949)
(Increase) decrease in:
Accounts receivable	(11,963)	(6,560)	(4,672)	185	(4,185)
Inventories	(18,478)	(10,188)	(15,280)	(3,322)	(3,730)
Prepaid expenses and other assets	(1,911)	1,042	460	(236)	(425)
Increase (decrease) in:
Accounts payable	(2,635)	1,295	(1,355)	(1,423)	(517)
Accounts payable to related party	449	1,425	(696)	372	653
Accrued expenses and other liabilities	2,614	3,117	1,541	(1,989)	(3,942)
Income taxes payable/receivable	(7,823)	(792)	2,710	8,428	10,904

Net cash provided by operating activities	32,079	71,288	76,410	22,562	22,851

Cash flows from investing activities:
Sales of short-term investments	1,639	300	—	—	—
Deconsolidation of noncontrolling interest	(3,371)	—	—	—	—
Purchases of property and equipment	(25,963)	(12,303)	(22,487)	(5,951)	(6,313)
Acquisition of businesses	—	—	(7,500)	(7,500)	—

Net cash used in investing activities	(27,695)	(12,003)	(29,987)	(13,451)	(6,313)

Cash flows from financing activities:
Proceeds from long-term debt, noncontrolling interest	858	—	—	—	—
Repayments of long-term debt	(353)	(340)	(5,253)	(147)	—
Principal payments under capital lease obligations	(178)	—	—	—	—
Payment of business acquisition liabilities	—	—	(400)	—	(300)
Net proceeds from issuance of common and preferred stock	918	1,321	886	226	88
Purchase of common stock	—	—	(10,021)	(10,000)	—
Excess tax benefit related to nonqualified stock options	149	787	54	3	24
Investment from noncontrolling interest	100	—	—	—	—

Net cash provided by (used in) financing activities	1,494	1,768	(14,734)	(9,918)	(188)
Effect of foreign exchange rate change on cash	50	(2)	(722)	(43)	80

Net increase in cash and cash equivalents	5,928	61,051	30,967	(850)	16,430
Cash and cash equivalents—beginning of period	44,722	50,650	111,701	111,701	142,668

Cash and cash equivalents—end of period	$50,650	$111,701	$142,668	$110,851	$159,098

Supplemental disclosures of cash flow information:
Interest paid	$496	$463	$167	$31	$6
Income taxes paid	$38,906	$28,828	$35,721	$392	$376

See accompanying notes to consolidated financial statements.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of March 31, 2012 and for the

three months ended March 31, 2011 and 2012 is unaudited)

(1) Background and Summary of Significant Accounting Policies

(a) The Company

Globus Medical, Inc. and its subsidiaries (the Company or Globus) is a medical device company focused exclusively on the design, development and commercialization of products that promote healing in patients with spine disorders. Since its inception in 2003, the Company has launched over 100 products and offers a product portfolio addressing a broad array of spinal pathologies.

The Company is headquartered in Audubon, Pennsylvania and markets and sells its products through its exclusive sales force in the United States, Europe, India, South Africa, South America and the Middle East. The sales force consists of direct sales representatives and distributor sales representatives employed by exclusive independent distributors.

(b) Unaudited Interim Results

The accompanying consolidated balance sheet as of March 31, 2012, the consolidated statements of income, comprehensive income and cash flows for the three months ended March 31, 2011 and March 31, 2012 and the consolidated statements of equity for the three months ended March 31, 2012 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the periods presented. The financial data and other information disclosed in these notes to consolidated financial statements related to the three months and subsequent period are unaudited. The results for the three months ended March 31, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012 or for any other interim period or for any other future year.

(c) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Globus Medical, Inc., and its wholly owned subsidiaries. The Company’s consolidation policy requires the consolidation of entities where a controlling financial interest is held as well as the consolidation of variable interest entities in which the Company is the primary beneficiary. All intercompany balances and transactions are eliminated in consolidation.

(d) Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries is their local currency. Assets and liabilities of the foreign subsidiaries are translated at the period end currency exchange rate and revenues and expenses are translated at an average currency exchange rate for the period. The resulting foreign currency translation gains and losses are included as a component of accumulated other comprehensive income. Gains and losses arising from intercompany foreign transactions are included in other income on the consolidated statement of operations. The Company recognized foreign exchange gains in other income (expense) of $0, $0.2 million, $0.4 million, $0 and $0.2 million for the years ended December 31, 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, respectively.

(e) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates, in part, on historical experience that management believes to be reasonable under the circumstances. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Significant areas that require management’s estimates include intangible assets, contingent payment liabilities, allowance for doubtful accounts, stock-based compensation, provision for excess and obsolete inventory, useful lives of assets, the outcome of litigation, and income taxes. The Company is subject to risks and uncertainties due to changes in the healthcare environment, regulatory oversight, competition, and legislation that may cause actual results to differ from estimated results.

(f) Unaudited Pro forma Balance Sheet Presentation

The unaudited pro forma balance sheet as of March 31, 2012 reflects:

•

The automatic conversion of all outstanding shares of convertible preferred stock, as of March 31, 2012, into 50,691,245 shares of Common Stock upon the closing of the initial public offering (IPO) contemplated by the Company’s prospectus as of March 31, 2012 . The shares of Common Stock issued in the IPO and any related estimated net proceeds are excluded from such pro forma information.

•	The cancellation of the put right (note 11) that is cancelled upon the closing of the IPO.

(g) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with a maturity of three months or less when purchased.

(h) Accounts Receivable and Allowance for Doubtful Accounts

The majority of the Company’s accounts receivable is composed of amounts due from hospitals. The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and estimates an allowance for doubtful accounts, as needed, based on various factors such as its customers’ current credit conditions, length of time past due, and the general economy as a whole. Receivables are written off against the allowance when they are deemed uncollectible.

(i) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Company’s customer base. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

There was no customer that accounted for 10% or more of sales in 2009, 2010 or 2011.

(j) Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. The majority of the Company’s inventories are finished goods as the Company mainly utilizes third-party suppliers to source its products. Management periodically evaluates the carrying value of the Company’s inventories in

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

relation to the estimated forecast of product demand, which takes into consideration the estimated life cycle of product releases. When quantities on hand exceed estimated sales forecasts, the Company records a reserve for such excess inventories.

(k) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Additions or improvements are capitalized, while repairs and maintenance are expensed as incurred. Depreciation and amortization are provided using the straight-line method over the related lives of the assets.

When assets are sold or otherwise disposed of, the related property, equipment, and accumulated depreciation amounts are relieved from the accounts, and any gain or loss is recorded in the consolidated statements of operations.

(l) Goodwill and Intangible Assets

Goodwill represents the excess purchase price over the fair value of the net tangible and identifiable intangible assets acquired by the Company. Goodwill is tested for impairment at a minimum on an annual basis. Goodwill is tested for impairment at the reporting unit level by comparing the reporting unit’s carrying amount, to the fair value of the reporting unit. The fair values are estimated using an income and discounted cash flow approach. In 2011 and through March 31, 2012, the Company did not record any impairment charges related to goodwill. There was no goodwill in 2009 or 2010.

Intangible assets consist of purchased in-process research and development (IPR&D), patents, customer relationships and non-compete agreements. Intangible assets with finite useful lives are amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from one to ten years. Intangible assets are tested for impairment annually or whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. If impairment is indicated, the Company measures the amount of the impairment loss as the amount by which the carrying amount exceeds the fair value of the asset. Fair value is generally determined using a discounted future cash flow analysis. The Company completed its annual goodwill impairment test in the fourth quarter of 2011 and determined that goodwill was not impaired.

IPR&D has an indefinite life and is not amortized until completion and development of the project at which time the IPR&D becomes an amortizable asset. If the related project is not completed in a timely manner, the Company may have an impairment related to the IPR&D, calculated as the excess of the asset’s carrying value over its fair value.

(m) Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of the carrying amount of long-lived assets, which include property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment is assessed when the undiscounted future cash flows from the use and eventual disposition of an asset are less than its carrying value. If impairment is indicated, the Company measures the amount of the impairment loss as the amount by which the carrying amount exceeds the fair value of the asset. The Company’s fair value methodology is based on quoted market prices, if available. If quoted market prices are not available, an estimate of fair value is made based on prices of similar assets or other valuation techniques including present value techniques.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(n) Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, product delivery has occurred, pricing is fixed or determinable, and collection is reasonably assured. A significant portion of the Company’s revenue is generated from consigned inventory maintained at hospitals or with sales representatives. For these products, revenue is recognized at the time the product is used or implanted. For all other transactions, the Company recognizes revenue when title to the goods and risk of loss transfer to customers, provided there are no remaining performance obligations that will affect the customer’s final acceptance of the sale. The Company’s policy is to classify shipping and handling costs billed to customers as sales and the related expenses as cost of goods sold.

(o) Research and Development

Research and development costs are expensed as incurred. Research and development costs include salaries, employee benefits, supplies, consulting services, clinical services and clinical trial costs, and facilities costs. Costs incurred in obtaining technology licenses and patents are charged immediately to research and development expense if the technology licensed has not reached technological feasibility and has no alternative future use.

(p) Stock-Based Compensation

The cost for employee and non-employee director awards is measured at the grant date based on the fair value of the award. The fair value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period (generally the vesting period of the equity award). Awards issued to non-employees are recorded at their fair value as determined in accordance with authoritative guidance, and are periodically revalued as the awards vest and are recognized as expense over the requisite service period.

The determination of the fair value of stock options is made utilizing the Black-Scholes option- pricing model which is affected by the Company’s stock price and a number of assumptions, including expected volatility, expected term, risk-free interest rate and expected dividends. The expected volatility is based upon the historical volatility of a public company peer group over the most recent period commensurate with the estimated expected term of the stock options. The expected term of the stock options is determined utilizing the simplified method given the lack of the Company’s historical data. The risk-free interest rate assumption is based on observed interest rates of U.S. Treasury securities appropriate for the expected terms of the stock options. The dividend yield assumption is based on the history and expectation of no dividend payouts.

(q) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which such items are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established to offset any deferred tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. The Company will establish additional provisions for income taxes, when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold that a tax

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

position is more likely than not to be sustained upon examination by the taxing authority. In the normal course of business, the Company and its subsidiaries are examined by various federal, state, and foreign tax authorities. Globus regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of the provision for income taxes. The Company periodically assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability, and deferred taxes in the period in which the facts that give rise to a revision become known.

(r) Derivatives

The Company minimizes risk from interest rate fluctuations through the normal operating and financing activities and when deemed appropriate through the use of derivative financial instruments. Derivative financial instruments are used to manage risk and are not used for trading or speculative purposes. Derivative financial instruments used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be correlated with changes in fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. All derivatives are recorded in the consolidated balance sheet as assets or liabilities and measured at fair value. At December 31, 2010, the Company had an interest rate swap that did not qualify for hedge accounting (note 10). There were no derivative financial instruments held as of December 31, 2011 and March 31, 2012.

(s) Fair Value of Financial Instruments

As of December 31, 2011 and March 31, 2012, the carrying values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate their respective fair values based on their short-term nature. In addition, management believes the carrying value of the Company’s debt instruments held as of December 31, 2010, which did not have readily ascertainable market values, approximated their fair values, given that the interest rates on outstanding borrowings approximated market rates. The Company classifies its financial assets and liabilities that are measured at fair value into one of the three categories based upon inputs used to determine fair value (note 4).

(t) Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense was $0.2 million, $0.3 million and $0.4 million, $0.1 million, and $0.1 million for the years ended December 31, 2009, 2010, and 2011 and for the three months ended March 31, 2011 and 2012, respectively.

(u) Legal Costs

The Company expenses legal costs related to loss contingencies as incurred.

(v) Recently Issued Accounting Pronouncements

Effective January 1, 2012, the Company adopted Financial Accounting Standards Board (FASB) authoritative guidance that amends previous guidance for the presentation of comprehensive income. The new standard eliminates the option to present other comprehensive income in the statement of changes in equity. Under the revised guidance, an entity has the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive financial statements. The Company is providing two separate but consecutive financial statements. The new standard was required to be applied retroactively. Other than the change in presentation, the adoption of the new standard did not have an impact on the Company’s financial position or results of operations.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Effective January 1, 2012, the Company adopted FASB authoritative guidance that amends previous guidance for fair value measurement and disclosure requirements. The revised guidance changes certain fair value measurement principles, clarifies the application of existing fair value measurements and expands the disclosure requirements, particularly for Level 3 fair value measurements. Adoption of the amendments did not have a material impact on the Company’s financial position or results of operations.

(2) Earnings per Common Share

The Company computes earnings per share (EPS) using the two-class method. Participating securities include all shares of Series E convertible preferred stock (Series E). In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all outstanding shares of Series E in a per share amount equal to (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock. In addition, the holders of the Series E are entitled to receive dividends when and if declared by the Board of Directors (the Board) at the rate of 8% of the Original Issue Price per year on each outstanding share of Series E. Such dividends shall be payable only when and if declared by the Board and shall be noncumulative and shall not accrue. As such, the Series E shares are considered participating securities and must be included in the computation of EPS.

The following table sets forth the computation of basic and diluted EPS for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012:

	Year ended December 31,			Three months ended March 31,
	2009	2010	2011	2011	2012
(in thousands, except per share amounts)				Unaudited
Basic net earnings per common share:
Net income	$48,733	$54,458	$60,784	$14,431	$17,576
Net income allocated to Series E shares	8,618	9,550	10,758	2,554	3,107

Net income available to common stockholders	$40,115	$44,908	$50,026	$11,877	$14,469

Number of shares used for basic EPS computation	235,947	238,362	235,729	236,400	236,028

Net earnings per common share - basic	$0.17	$0.19	$0.21	$0.05	$0.06

Diluted net earnings per common:
Net income	$48,733	$54,458	$60,784	$14,431	$17,576
Net income allocated to Series E shares	8,349	9,297	10,483	2,483	3,017

Net income available to common stockholders	$40,384	$45,161	$50,301	$11,948	$14,559

Weighted average shares outstanding	235,947	238,362	235,729	236,400	236,028
Dilutive stock options	9,255	7,889	7,501	9,474	8,634

Number of shares used for diluted EPS computation	245,202	246,251	243,230	245,874	244,662

Net earnings per common share - diluted	$0.16	$0.18	$0.21	$0.05	$0.06

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Anti-dilutive common stock issuable upon exercise of stock options excluded from the calculation of diluted shares were 3.2 million, 4.8 million, 6.7 million, 3.5 million and 7.2 million for the years ended December 31, 2009, 2010, and 2011 and the three months ended March 31, 2011 and 2012, respectively.

The unaudited pro forma net earnings per share is computed using the weighted average number of common shares outstanding and assumes the conversion of all outstanding shares of the Company’s Series E into shares of Common Stock upon the closing of the Company’s planned IPO, as if it had occurred at the beginning of the period. Net income has been adjusted to reflect the cancellation of the put right (note 11). The Company believes the unaudited pro forma net earnings per share provides material information to investors, as the conversion of the Series E to Common Stock is expected to occur upon the closing of an IPO and the disclosure of pro forma earnings per share provides an indication of earnings per share that is comparable to what will be reported by the Company as a public company following the closing of the IPO.

The following table summarizes the calculation of unaudited pro forma basic and diluted net earnings per common share for the year ended December 31, 2011 and the three months ended March 31, 2012:

	Year ended December 31,	March 31,
(in thousands, except per share amounts)	2011	2012
	Unaudited
Pro forma basic net earnings per common share:
Net income as reported	$60,784	$17,576
Elimination of put right, net of tax	290	296

Net income attributable to common stockholders for pro forma basic EPS computation	$61,074	$17,872

Weighted-average shares outstanding used for basic EPS	235,729	236,028
Effect of pro forma conversion of Series E	50,691	50,691

Shares used in computing unaudited pro forma weighted-average basic shares outstanding	286,420	286,719

Pro forma basic net earnings per common share	$0.21	$0.06

Pro forma diluted net earnings per common share:
Net income as reported	$60,784	$17,576
Elimination of put right, net of tax	290	296

Net income attributable to common stockholders for pro forma diluted EPS computation	$61,074	$17,872

Number of shares used for pro forma basic EPS computation	286,420	286,719
Dilutive stock options	7,501	8,634

Number of shares used for pro forma diluted EPS computation	293,921	295,353

Pro forma diluted net earnings per common share	$0.21	$0.06

(3) Business Acquisitions

On January 10, 2011, the Company entered into an asset purchase agreement with a development-stage spinal company that was accounted for as a business combination. The acquired Company was privately held and focused on developing motion preservation spinal implants. It developed the ACADIA Facet Replacement

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

System (ACADIA), an anatomic facet reconstruction device designed to provide patients with lumbar spinal stenosis and facet degeneration a motion preservation alternative to fusion. ACADIA is currently involved in a U.S. Food and Drug Administration (FDA) approved Investigational Device Exemption clinical study in the U.S. In addition to an initial payment, the Company may be obligated to make an additional milestone payment within 30 days of approval by the FDA of Premarket Approval clearance concerning the ACADIA product.

On September 13, 2011, the Company entered into an asset purchase agreement with an exclusive sales distributor that was accounted for as a business combination. In addition to the initial purchase price, the Company may be obligated to make additional performance payments based upon achievement of sales targets of the distributor.

These acquisitions, which expand the Company’s product pipeline and retain key existing customer relationships, did not have a material effect on the Company’s consolidated net sales or operating income for the year ended December 31, 2011. Pro forma consolidated results of operations would not differ significantly as a result of these acquisitions. The assets acquired and liabilities assumed as a result of the acquisitions were included in the Company’s consolidated balance sheet as of the acquisition dates. The purchase price for each of the acquisitions was primarily allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition dates. The fair value assigned to identifiable intangible assets acquired was determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. Purchased identifiable intangible assets are amortized on a straight-line basis over their respective estimated useful lives. The excess purchase price over the value of the net tangible and identifiable intangible assets was recorded as goodwill. Goodwill is deductible for tax purposes over a period of 15 years.

A total of $7.5 million in the aggregate was paid for both acquisitions upon closing. The table below represents the assets and liabilities acquired in business combinations completed in 2011:

(in thousands)
Inventory	$1,443
Identifiable intangible assets:
In-process research & development	4,100
Customer relationships	3,291
Non-compete agreements	112
Current liabilities	(1,728	) (1)
Contingent consideration	(5,007	) (2)
Other noncurrent liabilities	(4,519	) (3)

Total identifiable net assets	(2,308)
Goodwill	9,808

Net assets acquired	$7,500

(1)	Includes $1.2 million of purchase price consideration due in the 12 months after the acquisition date. The remaining $0.5 million is assumed liabilities. As of December 31, 2011, $1.2 million of cash payments due in 2012 are included in business acquisition liabilities, current on the accompanying consolidated balance sheet.

(2)	The contingent consideration relates to the achievement of certain regulatory and territory sales milestones. The aggregate, undiscounted amount of contingent consideration that the Company could pay related to the acquisitions ranges from zero to $7.2 million. See note 4 for additional information.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Includes $4.1 million of purchase price consideration not paid as of the acquisition date. As of December 31, 2011, unpaid purchase price installments, net of discount, of $3.7 million are included in business acquisition liabilities, net of current portion. Cash payments of $1.2 million per year are due in 2013, 2014, and 2015 and payments of $0.8 million are due in 2016. Also includes $0.5 million for the value of a put agreement executed in connection with the September 13, 2011 acquisition (see note 11 (a)).

A summary of intangible assets as of December 31, 2011 is presented below:

	Weighted- Average Amortization Period (in years)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
	(in thousands)
In-process research & development	—	$4,100	$—	$4,100
Customer relationships	10	3,291	(33)	3,258
Non-compete agreements	4	112	(37)	75

Total intangible assets		$7,503	$(70)	$7,433

A summary of intangible assets as of March 31, 2012 is presented below:

	Weighted- Average Amortization Period (in years)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
	(in thousands)
In-process research & development	—	$4,100	$—	$4,100
Customer relationships	10	3,291	(138)	3,153
Non-compete agreements	4	112	(41)	71

Total intangible assets		$7,503	$(179)	$7,324

Expected future intangible asset amortization as of December 31, 2011 is as follows:

(in thousands)
Year ending December 31:
2012	$345
2013	345
2014	345
2015	345
2016	341
Thereafter	1,612

Total	$3,333

The fair value of the in-process research and development was determined using a relief from royalty approach, including a pre-tax royalty rate of 9.0% and a discount rate of 19.0%. In-process research and development will become an amortizable asset upon completion of the project which is currently expected to be in 2016. The estimated costs to complete the in-process research and development project are approximately $8.0 million as of December 31, 2011.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table provides a reconciliation of the beginning and ending balances of contingent payments associated with acquisitions during the year ended December 31, 2011 and the three months ended March 31, 2012:

(in thousands)
Balance at January 1, 2011	$—
Purchase price contingent consideration	5,007
Changes in fair value of contingent consideration classified in operating expenses	(79)

Balance at December 31, 2011	$4,928
Changes in fair value of contingent consideration classified in operating expenses	(102)

Balance at March 31, 2012	$4,826

(4) Fair Value Measurements

Under the accounting for fair value measurements and disclosures, fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or the liability in an orderly transaction between market participants on the measurement date. Additionally, a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s assets and liabilities measured at fair value on a recurring basis are classified and disclosed in one of the following three categories:

Level 1—quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities; and

Level 3—unobservable inputs in which there is little or no market data available, which require the reporting entity use significant unobservable inputs or valuation techniques.

The fair value of the Company’s assets and liabilities measured at fair value on a recurring basis was as follows:

	Balance at December 31, 2010	Level 1	Level 2	Level 3
	(in thousands)
Cash equivalents	$95,888	$95,888	—	—
Interest rate swap	113	—	113	—

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Balance at December 31, 2011	Level 1	Level 2	Level 3
Cash equivalents	$95,603	$95,603	—	—
Contingent Consideration	4,928	—	—	4,928

	Balance at March 31, 2012	Level 1	Level 2	Level 3
Cash equivalents	$96,382	$96,382	—	—
Contingent Consideration	4,826	—	—	4,826

Contingent consideration is measured at fair value and is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The valuation of contingent consideration uses assumptions the Company believes would be made by a market participant. The Company assesses these estimates on an on-going basis as additional data impacting the assumptions is obtained. Changes in the fair value of contingent consideration related to updated assumptions and estimates are recognized within operating expenses in the consolidated statement of income.

The fair value of contingent consideration payable by the Company to the former stockholders/owners of the companies acquired in 2011 upon the achievement of certain regulatory and sales milestones was determined by probability-weighing and discounting the potential milestone payments. The valuation takes into account various assumptions including the probabilities associated with successfully completing clinical trials and obtaining regulatory approval, of achieving sales milestones and the period in which these milestones are expected to be achieved, and uses a discount rate of 5.25%.

Assets and Liabilities That Are Measured at Fair Value on a Nonrecurring Basis

The purchase price of business acquisitions is primarily allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition dates, with the excess recorded as goodwill. The Company utilizes Level 3 inputs in the determination of the initial fair value. Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are subsequently measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized. The Company assesses the impairment of intangible assets annually or whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. The fair value of the Company’s goodwill and intangible assets is not estimated if there is no change in events or circumstances that indicate the carrying amount of an intangible asset may not be recoverable. The Company has not recorded impairment charges related to its business acquisitions.

(5) Allowance for Doubtful Accounts

Following are the changes in the allowance for doubtful accounts for the years ended December 31, 2009, 2010, and 2011 and the three months ended March 31, 2012:

	Beginning of period	Additions	Write-offs	End of period
	(in thousands)
Year ended December 31, 2009	$71	$576	$(264)	$383
Year ended December 31, 2010	383	397	(172)	608
Year ended December 31, 2011	608	105	(111)	602
Three months ended March 31, 2012	602	226	(26)	802

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6) Inventories

	December 31,		March 31,
	2010	2011	2012
	(in thousands)
Raw materials	$1,416	$2,161	$1,905
Work in process	1,262	2,142	1,805
Finished goods	38,204	43,066	45,561

Total	$40,882	$47,369	$49,271

(7) Property and Equipment

		December 31,		March 31,
	Useful Life	2010	2011	2012
		(in thousands)
Land	—	$2,300	$2,300	$2,300
Buildings and improvements	30	5,941	5,979	5,999
Equipment	5 – 7	10,364	12,394	12,829
Instruments	3	62,517	75,178	79,353
Modules and cases	3	13,710	19,548	20,664
Other property and equipment	3 – 5	5,449	5,734	5,831

		100,281	121,133	$126,976
Less accumulated depreciation		(54,378)	(68,739)	(72,895)

Total		$45,903	$52,394	$54,081

Instruments are hand-held devices used by surgeons to install implants during surgery. Modules and cases are used to store and transport the instruments and implants.

Depreciation expense was $13.4 million, $15.1 million, $16.9 million, $3.8 million, and $4.3 million for the years ended December 31, 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, respectively.

(8) Accrued Expenses

	December 31,		March 31,
	2010	2011	2012
	(in thousands)
Compensation and other employee-related costs	$10,926	$13,145	$9,944
Royalties	1,254	1,497	1,692
Legal and other settlements and expenses	3,342	2,776	1,974
Other	3,275	3,850	3,666

	$18,797	$21,268	$17,276

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Debt

(a) Mortgage Loan

In 2007, the Company entered into a four-year mortgage loan payable with a bank associated with its corporate headquarters in Audubon, Pennsylvania. The company paid monthly principal payments of $26,667 plus interest at a rate of LIBOR plus 1.50%. As of December 31, 2010, the outstanding mortgage loan payable of $5.3 million was classified as a current liability. The mortgage was paid in full with a final balloon payment of $5.1 million in May 2011.

(b) Line of Credit

In May 2010, the Company entered into a revolving line of credit agreement with Silicon Valley Bank that provided for borrowings up to $50.0 million. The Company did not borrow any funds under the agreement, which expired in May 2011.

In May 2011, and as amended in March 2012, the Company entered into a credit agreement with Wells Fargo Bank related to a revolving credit facility that provides for borrowings up to $50.0 million. At the Company’s request, and with the approval of the bank, the amount of borrowings available under the revolving credit facility can be increased to $75.0 million. The revolving credit facility includes up to a $25.0 million sub-limit for letters of credit. The revolving credit facility was to expire in May 2012 but was extended to May 2014. Cash advances bear interest at the Company’s option either at a fluctuating rate per annum equal to the daily LIBOR in effect for a one-month period plus 0.75% or a fixed rate for a one or three month period equal to LIBOR plus 0.75%. The credit agreement governing the revolving credit facility also subjects us to various restrictive covenants, including maintaining maximum consolidated leverage. The covenants also include limitations on the Company’s ability to repurchase shares, to pay cash dividends or to enter into a sale transaction. As of December 31, 2011 and March 31, 2012, the Company was in compliance with all covenants under the credit agreement, there were no outstanding borrowings under the revolving credit facility and available borrowings were $50.0 million. The revolving credit facility is subject to an unused commitment fee of 0.10% of the unused portion. The Company may terminate the credit agreement at any time on ten days’ notice without premium or penalty.

(10)	Derivative Financial Instruments

In the ordinary course of business, the Company may enter into contractual arrangements to reduce its exposure to interest rate risks. The Company utilized an interest rate swap on the mortgage loan to reduce the impact of fluctuations in LIBOR interest rates (note 9). The notional amount of the swap amortized based on the same amortization schedule as the related mortgage debt and the hedged item (one-month LIBOR) was the same as the basis for the interest rate on the mortgage loan. The swap effectively converted the rate on the mortgage loan from a floating rate based on LIBOR to a 6.99% fixed rate throughout the duration of the mortgage loan. The swap and interest payments on the mortgage loan settled monthly. The mortgage loan and the interest rate swap both expired in May 2011. There was no initial cost of the interest rate swap. The counterparty to this contractual arrangement was Bank of America.

The fair value of the interest rate swap was included in current liabilities as of December 31, 2010. The interest rate swap did not qualify for hedge accounting upon inception and as a result, the changes in fair value were recognized immediately in the accompanying consolidated statements of operations. Amounts recognized were $0.2 million, $0.2 million, and $0.1 million of expense for the years ended December 31, 2009, 2010, and 2011, respectively, and are included in other income (expense), net.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Equity

(a) Common Stock

Of the authorized number of shares of Common Stock, the Company has 360,000,000 designated as Class A Common Stock (Class A Common), 309,178,636 designated as Class B Common Stock (Class B Common) and 10,000,000 designated as Class C Common Stock (Class C Common).

The holders of Class A Common are entitled to one vote for each share of Class A Common held. The holders of Class B Common are entitled to 10 votes for each share of Class B Common held. The holders of Class A Common and Class B Common vote together as one class of Common Stock. The Class C Common is nonvoting. Except for the voting, the Class A Common, Class B Common and Class C Common have the same rights and privileges.

	Class A Common	Class B Common	Class C Common	Total
Issued and outstanding as of December 31, 2011	24,221,779	211,306,983	189,874	235,718,636
March 31, 2012	24,973,071	211,121,983	206,144	236,301,198

In 2011, the Company repurchased 4,008,542 shares of the outstanding Common Stock from existing stockholders.

In connection with a business acquisition, the Company entered into a put agreement with an existing stockholder (the Put Agreement). Pursuant to the Put Agreement, the stockholder has the right and option to cause the Company to repurchase up to 25% of the stockholders’ shares on the last business day of September in each of 2014, 2015, 2016 and 2017. The put purchase price will be determined based upon the Company’s trailing twelve months earnings before interest, taxes, depreciation and amortization (EBITDA). As of December 31, 2011 and March 31, 2012, there are 6,801,637 shares of Common Stock subject to the Put Agreement. The value of the put option of $0.5 million has been recorded in business acquisition liabilities as of December 31, 2011 and March 31, 2012. The put option is cancelled and may not be exercised any time after the earliest to occur of (i) the closing of an IPO, (ii) the date on which the Company enters into an agreement for a sale of the Company, as defined, and (iii) a breach event, as defined in the Put Agreement.

The fair value of the put option was determined using Black-Scholes option pricing models for the various scenarios that could cause the Company to buy the shares. The scenarios are all based on the Company’s trailing twelve months EBITDA. The put option values for the various scenarios were adjusted for the likelihood of an IPO. The resulting cash flows were discounted with a discount rate of 14% that represents the cost of equity adjusted for company specific premium.

(b) Series E Preferred Stock

On July 23, 2007, the Company issued 50,691,245 shares of Series E for proceeds, net of financing fees, of $104.6 million. Immediately prior to the closing of Series E (the Closing), the Company converted all previously outstanding shares of Series A, B, C, and D Preferred Stock into Common Stock.

At the option of the holder, each share of Series E is convertible into shares of Class B Common Stock. The number of shares of Class B Common into which each share of Series E may be converted shall be determined by multiplying the Series E conversion rate then in effect by the number of shares of Series E being converted. The conversion rate for the Series E shall be determined by dividing the Original Issue Price ($2.17

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

per share) by the Series E Preferred Conversion Price then in effect. The Series E Preferred Conversion Price shall initially be equal to the Original Issue Price, making the Series E conversion rate one-for-one. The Series E conversion rate may be adjusted upon certain events. The Series E Preferred Conversion Price will be proportionately decreased if the Company effects a subdivision of the outstanding Common Stock without a corresponding subdivision of Series E. In the event of an IPO or merger, as defined in the Company’s Amended and Restated Certificate of Incorporation, with a gross offering price less than 2.0 times the Series E Preferred Conversion Price in effect immediately prior to the event, the Series E conversion rate in effect immediately before the transaction shall equal 2.0 times the Original Issue Price divided by the gross offering price, as defined. Additionally, there are specified adjustments to the Series E Preferred Conversion Price in the event of common stock dividends or distributions, recapitalization reclassification, consolidation or merger as discussed in the Amended and Restated Certificate of Incorporation.

Each share of Series E shall automatically be converted into shares of Common Stock, based on the then-effective Series E Conversion Price, (a) at any time upon the affirmative election of the holders of at least 60% of the outstanding shares of the Series E; or (b) immediately upon the closing of an underwritten public offering.

Holders of Series E shall be entitled to receive dividends when and if declared by the Board, at the rate of 8% of the Original Issue Price per year on each outstanding share of Series E. Such dividends shall be payable only when and if declared by the Board and shall be noncumulative and shall not accrue.

The holders of the Series E are entitled to the number of votes equal to the number of shares of Class B Common into which such holder’s shares are convertible times 10. In addition, for so long as at least 10,150,000 shares of Series E remain outstanding, in addition to any other vote or consent required, the vote or written consent of the holders of at least 60% of the outstanding Series E shall be necessary for effecting or validating transactions that would be significant to the Company, as defined in the agreement. For so long as 10,150,000 shares of Series E remain outstanding, the holders of the Series E will have the right to designate the members of the Company’s Board of Directors.

In the event of a liquidation event, as defined, before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series E shall be entitled to an amount equal to the Original Issue Price plus any declared but unpaid dividends.

In the event that the Company is a party to an acquisition or asset transfer, then each holder of Series E shall be entitled to receive, for each share of Series E then held, out of the proceeds of such acquisition or asset transfer available for distribution to the Company’s stockholders, the greater of (i) the amount of cash, securities, or other property to which such holder would be entitled to receive in a liquidation event and (ii) the amount of cash, securities, or other property to which such holder would be entitled to receive in a liquidation event with respect to such shares if such shares had been converted to Common Stock immediately prior to such acquisition or asset transfer.

(c) Stock-Based Compensation

The Company has three Stock Plans (the Plans), the purpose of which is to provide incentive to employees, directors, and consultants of the Company. The Company has reserved 9,000,000 shares of Class A Common, 13,500,000 shares of Class B Common, and 10,000,000 shares of Class C Common pursuant to the Plans. The Plans are administered by the Board. The number, type of option, exercise price, and vesting terms are determined by the Board in accordance with the terms of the Plans. The options granted expire on a date

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

specified by the Board, but generally not more than ten years from the grant date. Option grants to employees generally vest monthly over a four-year period. As of March 31, 2012, there were 12,238,753 shares of Common Stock available for future grants under the Plan.

The Board approved the 2012 Equity Incentive Plan (the 2012 Plan) in March 2012, subject to approval by the stockholders. Under the terms of the 2012 Plan, the aggregate number of shares of Common Stock that may be subject to options and other awards is equal to the sum of (1) 10,000,000 shares of Class A, (2) any shares underlying awards outstanding under the existing 2008 Plan as of March 13, 2012 that, on or after that date, are forfeited or lapse without the issuance of shares and (3) starting January 1, 2013, an annual increase in the number of shares available under the 2012 Plan equal to up to 3% of the number of shares of stock outstanding at the end of the previous year, as determined by the Board. The number of shares that may be issued or transferred pursuant to incentive stock options under the 2012 Plan is limited to 35,000,000 shares.

The weighted average grant date per share fair values of the options awarded to employees during the years ended December 31, 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012 were $0.88, $1.75, $1.58, $1.72 and $1.44 per share, respectively. The fair value of the options was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions:

	Year ended December 31			Three Months ended March 31,
	2009	2010	2011	2011	2012
Risk-free interest rate (1)	2.15% – 3.15%	1.52% – 2.64%	1.46% – 2.65%	2.65%	.96% – 1.30%
Expected term (2)	7 years	6 years	years	6 years	6 years
Expected volatility (3)	48.0% – 55.0%	46.5% – 53.5%	46.5% – 47.0%	47.0%	47.0%
Expected dividend yield	—	—	—	—	—

(1)	Based on the constant maturity interest rate of U.S. Treasury securities whose term is consistent with the expected life of the Company’s stock options.

(2)	Expected term of stock options is based upon use of the simplified method.

(3)	Expected stock price volatility is based upon a historical volatility analysis of public company peers.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Stock option activity during 2009, 2010, 2011 and the three months ended March 31, 2012 is summarized as follows:

	Options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
	(in thousands)			(in thousands)
Outstanding at January 1, 2009	17,747	$0.69
Granted	3,951	1.50
Exercised	(1,956)	0.44
Forfeited	(1,080)	1.30

Outstanding at December 31, 2009	18,662	0.85
Granted	3,477	23.47
Exercised	(1,887)	0.69
Forfeited	(1,259)	1.72

Outstanding at December 31, 2010	18,993	1.29
Granted	3,852	3.34
Exercised	(486)	1.27
Forfeited	(1,380)	2.66

Outstanding at December 31, 2011	20,979	$1.58
Granted	1,334	3.18
Exercised	(582)	0.40
Forfeited	(335)	2.89

Outstanding at March 31, 2012	21,396	$1.68	6.1	$33,674

Exercisable at March 31, 2012	15,172	$1.08	4.9	$32,425

Exercisable at December 31, 2011	15,020	$0.97

Vested and expected to vest at December 31, 2011	14,878	$0.95

Vested and expected to vest at March 31, 2012	21,328	$1.68	6.1	$33,653

Compensation expense related to stock options granted to employees and non-employees under the Plans was $3.5 million, $4.0 million, $3.3 million, $ 0.8 million and $1.1 million for the years ended December 31, 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, respectively. As of December 31, 2011, there was $7.6 million of unrecognized compensation expense related to unvested employee stock options that is expected to vest over a weighted average period of 2.8 years. The intrinsic value of stock options exercised was $2.4 million, $5.1 million, $0.9 million, $0.2 million and $1.6 million for the years ended December 31, 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, respectively.

At various dates since its formation, the Company has sold shares of Class A Common and Class B Common to certain employees and non-employees through the receipt of promissory notes. For accounting purposes, these promissory notes are considered the issuance of an option as opposed to the sale of stock, since the Company did not contemporaneously document the borrower’s ability to repay the promissory notes. As a result, the Company has recognized compensation expense for these awards through their vesting period.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table shows the shares outstanding related to these promissory notes. The weighted average exercise price is the principal amount due under the promissory notes.

Class A Common
(in thousands)
Outstanding at January 1, 2009	222
Exercised	(49)
Forfeited	—

Outstanding at December 31, 2009	173
Exercised	(30)
Forfeited	—

Outstanding at December 31, 2010	143
Exercised	(143)
Forfeited	—

Outstanding at December 31, 2011 and March 31, 2012	—

There was no compensation expense related to these deemed options granted to employees and non-employees for the years ended December 31, 2009, 2010, and 2011 and the three months ended March 31, 2012.

For accounting purposes, the repayment of a promissory note is considered an exercise of the option. Since the above shares are legally issued and outstanding, they are reflected in the accompanying consolidated balance sheets and statements of equity and comprehensive income.

(12)	Income Taxes

The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Domestic	$83,061	$87,539	$97,677
Foreign	(1,283)	200	(728)

Total	$81,778	$87,739	$96,949

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of the provision for income taxes are as follows:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
Current:
Federal	$27,036	$25,574	$28,846
State	5,356	5,357	4,889
Foreign	7	351	373

	32,399	31,282	34,108

Deferred:
Federal	(2,410)	2,015	2,062
State	(244)	31	(52)
Foreign	—	(47)	47

	(2,654)	1,999	2,057

Total	$29,745	$33,281	$36,165

A reconciliation of the statutory U.S. federal tax rate to the Company’s effective rate is as follows:

	Year ended December 31,
	2009	2010	2011
Statutory U.S. federal tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	4.1	3.9	3.3
Tax credits	(2.9)	(1.2)	(1.0)
Nondeductible expenses and other	0.2	0.2	—

Effective tax rate	36.4%	37.9%	37.3%

During 2009, the Company identified U.S. research and experimentation tax credits covering the periods 2005 through 2009 for which the Company qualified. The Company reduced the provision for income taxes for the year ended December 31, 2009 by $1.9 million for tax credits related to the years 2005 through 2008.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Deferred income taxes reflect the tax effects of temporary differences between the basis of assets and liabilities recognized for financial reporting purposes and tax purposes. Significant components of the Company’s deferred income taxes are as follows:

	December 31,
	2010	2011
	(in thousands)
Deferred tax assets:
Inventory reserve	$10,511	$14,414
Accruals, reserves, and other currently not deductible	5,911	2,603
Stock-based compensation	3,046	3,843
Foreign net operating loss carryforwards	783	1,149

Total deferred tax assets	20,251	22,009
Valuation allowance	(911)	(1,149)

Total deferred tax assets, net of valuation allowance	19,340	20,860

Deferred tax liabilities:
Depreciation and amortization	(5,836)	(9,326)
Other	(779)	(1,129)

Total deferred tax liabilities	(6,615)	(10,455)

Net deferred tax assets	$12,725	$10,405

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2011. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year ended December 31,
	2010	2011
	(in thousands)
Unrecognized tax benefit at the beginning of the year	$2,455	$3,845
Additions related to current year tax positions	863	612
Additions related to prior year tax positions	582	22
Reductions related to current year tax positions	—	(86)
Reductions related to prior year tax positions	(55)	(1,594)

Unrecognized tax benefit at the end of the year	$3,845	$2,799

As of December 31, 2010 and 2011, $1.1 million and $0.6 million, respectively, of the Company’s total unrecognized tax benefits, if recognized, would affect the effective income tax rate. Interest and penalties are recorded in the statement of operations as provision for income taxes. The total interest and penalties recorded in the statement of operations was nominal for the years ended December 31, 2010 and 2011. The Company’s uncertain tax benefits could increase in the next twelve months as it continues its current transfer pricing policies

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

and deducts additional tax credits. The Company is unable to estimate a range of reasonably possible changes in its uncertain tax benefits in the next twelve months as it is unable to predict when, or if, the tax authorities will commence audits, the time needed for the audits, and the audit findings that will require settlement with the applicable tax authorities, if any. The tax years that remained subject to examination by major tax jurisdiction as of December 31, 2011 were 2008 and beyond for the U.S., United Kingdom and Switzerland; 2009 and beyond for Belgium and Germany; and 2010 for Poland and South Africa.

(13) Variable Interest Entities

Through December 29, 2009, the Company consolidated a VIE which manufactures certain products for the Company. Effective December 29, 2009, capital was contributed to the VIE by a third-party investor triggering a reconsideration event, which resulted in the Company no longer being considered the primary beneficiary. As a result, the Company has deconsolidated the entity as of December 29, 2009. The operating results of the entity through December 29, 2009 are consolidated in the Company’s consolidated statement of income. There were no gains or losses recognized upon deconsolidation since no equity interest was owned by the Company. The cost of goods sold by the Company, which had been purchased from the VIE while it was consolidated by the Company reflect the VIE’s cost to produce the inventory rather than gross sales price paid by the Company to the VIE for the products, and the VIE’s gross profit on those sales are included in net income attributed to noncontrolling interests in the Company’s consolidated statement of income. The effect of the VIE in our consolidated statements of income resulted in gross profit of $2.9 million, $2.4 million, and $1.4 million, $0.2 million and $0.1 million for the years ended December 31, 2009, 2010, and 2011 and the three months ended March 31, 2011 and 2012, respectively, due to the sale or write-off of inventory purchased when the VIE was consolidated and the Company’s inventory cost reflected the VIE’s cost to produce rather than invoice price. As of December 31, 2011 and March 31, 2012, the entity continues to remain a supplier to the Company and continues to be a related party due to common ownership (note 16).

(14) Commitments and Contingencies

(a) Leases

The Company leases certain equipment and office facilities under operating leases. As of December 31, 2011, minimum future rental payments under operating leases for each of the next five years are as follows:

(in thousands)
Year ending December 31:
2012	$316
2013	293
2014	254
2015	80
2016	34
Thereafter	68

Total	$1,045

For the years ended December 31, 2009, 2010, and 2011, rent expense relating to all operating leases was $0.3 million for each year.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b) Legal Proceedings

The Company is involved in a number of proceedings, legal actions, and claims. Such matters are subject to many uncertainties, and the outcomes of these matters are not within the Company’s control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions prohibiting the Company from engaging in certain activities, which, if granted, could require significant expenditures and/or result in lost revenues. The Company records a liability in the consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. While it is not possible to predict the outcome for most of the matters discussed, the Company believes it is possible that costs associated with them could have a material adverse impact on the Company’s consolidated earnings, financial position or cash flows.

Compliance—Civil Monetary Penalties Proceeding—NUBONE

In February 2012, Globus Medical, Inc. and David Paul, Chairman and CEO of Globus Medical Inc., reached a settlement with the U.S. Food and Drug Administration to resolve an administrative complaint alleging Food, Drug and Cosmetic Act violations regarding the marketing of Globus’ product, NUBONE. Globus voluntarily discontinued the manufacturing and sale of NUBONE in 2010 despite a history of safe use. The settlement did not constitute an admission of liability or fault by either Globus or its CEO.

A settlement agreement of $1.0 million was finalized and paid in February 2012. The full settlement amount was accrued (and included in the provision for litigation settlements on the income statement) as of December 31, 2011 and paid during the three months ended March 31, 2012.

Patent Infringement Litigation—PIVOT & Non-PIVOT Systems

A competitor that manufactures and markets medical devices and instruments for use in the spine had filed suit (the original complaint was filed in September 2006) against the Company in the United States District Court for the Eastern District of Pennsylvania alleging, among other matters, that the Company is willfully infringing the claims of nine patents (the Competitor Patents) in connection with the Company’s manufacture, sale, and use of the SUSTAIN Large spacer; SUSTAIN Medium spacer; SUSTAIN Arch spacer; SUSTAIN O spacer; ASSURE plate; PROTEX and PIVOT cannulated and uncannulated screw; and PIVOT MIS System. The competitor sought damages and injunctive relief against any Globus product held to infringe on one or more competitor patents.

The Company asserted that the Competitor Patents are invalid and that the Competitor Patents have not been infringed. The Company also asserted that certain of the Competitor Patents were unenforceable. The Company redesigned certain of the accused products to limit any potential damages. A jury trial began in September 2008 on the claims regarding the PIVOT MIS System.

The jury found that the PIVOT system directly and literally infringed on certain patents. With the parties’ agreement, the court discharged the jury and the case proceeded before the court to determine damages and to decide on the claim of injunctive relief. The competitor sought damages of $4.5 million. On July 16, 2009, the court awarded damages to the competitor in the amount of $2.8 million based upon a reasonable royalty rate of 15%. The court denied the competitor’s claim for injunctive relief. Both parties appealed the court’s ruling.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The competitor voluntarily dismissed its appeal. The appeal was decided on January 26, 2011 with a finding that certain claims of the competitor patents are invalid and certain claims are valid. As result of the appeals court ruling, the damages awarded by the trial court stand. After the appeal ruling, the parties stipulated to conclude the litigation.

As of December 31, 2010, the Company had accrued $3.0 million based on the trial court damages award for the PIVOT matters and for ongoing royalty payments in 2011. In June 2011, the Company paid $3.0 million, including post-judgment interest.

In October 2008, at the same time as the jury’s decision regarding the PIVOT system claims, the parties agreed to settle the “non-PIVOT” claims for $5.0 million, which was paid in April 2009. The terms of this settlement, including the settlement amount, are subject to a confidentiality agreement.

Post-employment Restrictive Covenants Litigation with a Competitor

The Company hired various employees who were previously employed by a competitor, and subject to employment agreements containing post-employment restrictive covenants. The competitor’s contentions, set forth in six separate lawsuits, alleged that the individual’s employment by Globus violated their respective employment agreements and/or breaches the individual’s fiduciary duty to the competitor and constituted unfair competition and tortious interference by Globus.

All of the six separate matters were settled in full for $2.6 million by agreement in September 2010 without admission of liability or wrongdoing by the Company.

Patent Infringement Litigation—TRANSITION Stabilization System

Two competitors filed suit against the Company on April 13, 2010, in the U.S. District Court for the District of Delaware for patent infringement. The competitors, including the assignee and the exclusive licensee of certain patents, allege that Globus willfully infringes one or more claims of a certain patent by making, using, offering for sale or selling the TRANSITION Stabilization System. The two competitors seek damages and injunctive relief.

This matter is in its early stages and is currently stayed at the district court pending the resolution of a reexamination on the asserted patent granted by the United States Patent and Trademark Office in February 2011. In December 2011, the examiner withdrew the original grounds of rejection of the asserted patent and the Company has appealed the examiner’s decision.

Based upon the Company’s understanding of the asserted claims outstanding, including the matters disclosed above, its anticipated legal defenses and discussions to date with the claimants, the Company currently cannot make a reasonable estimate of the reasonably possible losses or range of losses, if any, arising from each litigation. However, an unfavorable outcome could materially and adversely affect the Company’s business, financial condition or results of operations.

Patent Infringement Litigation—MARS 3V Retractor System and Lateral Spacers

A competitor filed suit against the Company on October 5, 2010, in the U.S. District Court for the District of Delaware for patent infringement. The competitor alleges that Globus willfully infringes one or more claims of three patents by making, using, offering for sale or selling the MARS 3V Retractor System, the TRANSCONTINENTAL Spacer, the INTERCONTINENTAL, and the CALIBER-L products. The competitor seeks damages and injunctive relief. This matter is currently near the end of the discovery stage. Additionally, reexaminations of the three asserted patents in the U.S. Patent and Trademark Office have been granted.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Based upon the Company’s understanding of the asserted claims outstanding, including the matters disclosed above, its anticipated legal defenses and discussions to date with the claimants, the Company currently cannot make a reasonable estimate of the reasonably possible losses or range of losses, if any, arising from each litigation. However, an unfavorable outcome could materially and adversely affect the Company’s business, financial condition or results of operations.

Patent Infringement Litigation—COALITION, INDEPENDENCE, and INTERCONTINENTAL Implants

A competitor filed suit against the Company on July 27, 2011, in the U.S. District Court for the District of Delaware for patent infringement. The competitor alleges that Globus willfully infringes one or more claims of three patents by making, using, offering for sale or selling the COALITION, INDEPENDENCE, and INTERCONTINENTAL products. The competitor seeks damages and injunctive relief. This matter is in its early stages.

Based upon the Company’s understanding of the asserted claims outstanding, including the matters disclosed above, its anticipated legal defenses and discussions to date with the claimants, the Company currently cannot make a reasonable estimate of the reasonably possible losses or range of losses, if any, arising from each litigation. However, an unfavorable outcome could materially and adversely affect the Company’s business, financial condition or results of operations.

Correction of Inventorship Litigation – CALIBER Products

An individual filed suit against the Company on March 21, 2012 in the Federal District Court for the Eastern District of Texas. The individual alleges that Globus misappropriated and improperly utilized his trade secret and confidential information in developing the CALIBER product and in addition that Globus engaged in breach of contract, unfair competition, fraud and theft. The individual seeks a correction of inventorship, injunctive relief and exemplary damages and, on April 20, 2012, the individual filed a motion for a preliminary injunction, seeking to enjoin Globus from making, using, selling, importing or offering for sale its CALIBER product. This matter is in its early stages.

Based upon the Company’s understanding of the asserted claims outstanding, including the matters disclosed above, its anticipated legal defenses and discussions to date with the claimants, the Company currently cannot make a reasonable estimate of the reasonably possible losses or range of losses, if any, arising from each litigation. However, an unfavorable outcome could materially and adversely affect the Company’s business, financial condition or results of operations.

Post-employment Restrictive Covenants Litigation with a Competitor

The Company hired various employees who were previously employed by a competitor. In July 2011, the competitor filed suit against the Company in the District Court of Travis County Texas alleging that the individuals’ employment by Globus constitutes tortious interference with their contract with employees, and with prospective business relationships, as well as aiding and abetting the breach of fiduciary duty by Globus. The competitor is seeking compensatory damages, permanent injunction, punitive damages and attorneys’ fees. This matter is in its very early stages.

Based upon the Company’s understanding of the asserted claims outstanding, including the matters disclosed above, its anticipated legal defenses and discussions to date with the claimants, the Company currently cannot make a reasonable estimate of the reasonably possible losses or range of losses, if any, arising from each litigation. However, an unfavorable outcome could materially and adversely affect the Company’s business, financial condition or results of operations.

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Breach of Contract and Post-employment Restrictive Covenants Litigation with a Former Distributor

In December 2009, the Company filed suit against one of its former exclusive distributors, seeking an injunction and declaratory judgment concerning the assignment to Globus of certain restrictive covenants made to the distributor by its sales representatives. The distributor counterclaimed against the Company alleging tortious interference, unfair competition and conspiracy. The injunction phase was resolved in September 2010 and the parties’ underlying damage claims are pending. This matter is currently in discovery.

Based upon the Company’s understanding of the asserted claims outstanding, including the matters disclosed above, its anticipated legal defenses and discussions to date with the claimants, the Company currently cannot make a reasonable estimate of the reasonably possible losses or range of losses, if any, arising from each litigation. However, an unfavorable outcome could materially and adversely affect the Company’s business, financial condition or results of operations.

(15) 401(k) Plan

The Company maintains a 401(k) Plan covering all eligible employees. Under the 401(k) Plan, the Company will make nondiscretionary matching contributions at the rate of 100% of employee’s contributions up to a maximum annual contribution of $6,000 per eligible employee, limited to 3% of the employee’s compensation for the period. Company matching contributions to the plan were $0.6 million, $0.7 million, $0.9 million, $0.3 million and $0.4 million in the years ended December 31, 2009, 2010, and 2011 and the three months ended March 31, 2011 and 2012, respectively.

(16) Related-Party Transactions

Since 2005, the Company has contracted with a third-party manufacturer in which certain of our senior management and significant stockholders have or had ownership interests and leadership positions and was consolidated by Globus through December 29, 2009. During 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, the Company purchased $13.6 million, $12.0 million, $17.7 million, $4.2 million and $4.6 million of products and services from the supplier. Additionally through August of 2009, the supplier shared space in the Company’s Pennsylvania site and paid the Company monthly fees for shared services of $0.2 million in 2009. As of December 31, 2010 and 2011 and March 31, 2012, the Company had $1.9 million, $1.2 million and $1.8 million of accounts payable due to the supplier.

Certain members of our senior management, including the Chief Executive Officer, President and Chief Operating Officer and Vice President of Operations, or their spouses, are stockholders of this third-party manufacturer. In addition, until March 2009, the Chief Executive Officer of Globus served as the President and CEO and as a director of the manufacturer, and the Vice President of Operations served as the Secretary and Treasurer and as a director of the manufacturer. Since February 2010, the Chief Executive Officer’s wife and the Vice President of Operation’s wife have served and continue to serve as directors of the manufacturer.

(17) Segment and Geographic Information

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company globally manages the business within one reportable segment. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. Products are sold principally in

GLOBUS MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

the United States. Segmentation of operating income and identifiable assets is not applicable since the Company’s sales outside the U.S. are export sales, and the Company does not have significant operating assets outside the U.S.

The following table represents total sales by geographic area, based on the location of the customer.

(in thousands)	Year ended December 31,			Three Months ended March 31,
	2009	2010	2011	2011	2012
United States	$248,866	$277,974	$311,024	$75,000	$87,991
International	5,478	10,221	20,454	3,279	6,726

Total	$254,344	$288,195	$331,478	$78,279	$94,717

The Company classifies its products into two categories: innovative fusion products and disruptive technology products. The following table represents total sales by product category.

(in thousands)	Year ended December 31,			Three Months ended March 31,
	2009	2010	2011	2011	2012
Innovative Fusion	$199,747	$215,565	$224,356	$56,215	$61,488
Disruptive Technology	54,597	72,630	107,122	22,063	33,229

	$254,344	$288,195	$331,478	$78,279	$94,717

(18) Subsequent Events

These financial statements considered subsequent events through March 28, 2012, the date the financial statements were available to be issued.

Until                     , 2012 (25 days after the date of this prospectus), all dealers that effect transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                Shares

Class A Common Stock

P R O S P E C T U S

BofA Merrill Lynch

Goldman, Sachs & Co.

Piper Jaffray

Leerink Swann

Canaccord Genuity

William Blair

Oppenheimer & Co.

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC registration fee, the New York Stock Exchange listing fee and the FINRA filing fee. In addition to the fees payable by us, the selling stockholders will pay approximately $         of expenses for transfer agent and registrar fees incurred in connection with this offering.

SEC registration fee		$17,190
New York Stock Exchange listing fee		*
FINRA filing fee		$15,500
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Transfer Agent and Registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation to be entered into in connection with this offering and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnification agreements with each of our directors and certain of our officers. The indemnification agreements provide that we will indemnify such persons to the fullest extent permitted by Delaware if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. We will indemnify our officers and directors against any and all (a) costs and expenses (including attorneys’ and experts’ fees, expenses and charges) actually and reasonably paid or incurred in connection with investigating, defending, being a witness in or participating in, or preparing to investigate, defend, be a witness in or participate in, and (b) judgments, fines, penalties and amounts paid in settlement in connection with, in the case of either (a) or (b), any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, by reason of the fact that (y) such person is or was a director or officer, employee, agent or fiduciary of the Company or (z) such person is or was serving at our request as a director, officer, employee or agent or fiduciary of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2009, we have sold the following securities that were not registered under the Securities Act. All such sales of securities were grants of stock options or issuances of common stock upon the exercise of stock options.

•

From January 1, 2009 through May 25, 2012, we granted to directors, officers, employees, consultants and other service providers under the 2003 Plan options to purchase 150,000 shares of Class A common stock with a per share exercise price of $3.18.

•

From January 1, 2009 through May 25, 2012, we issued to directors, officers, employees, consultants and other service providers upon the exercise of options under our 2003 Plan 4,887,522 shares of Class A and Class B common stock at exercise prices ranging from $0.07 to $1.67 per share for total consideration of $2,912,943.

•

From January 1, 2009 through May 25, 2012, we granted to directors, officers, employees, consultants and other service providers under the 2008 Plan options to purchase 12,464,406 shares of Class C common stock with per share exercise prices ranging from $1.25 to $3.65.

•

From January 1, 2009 through May 25, 2012, we issued to directors, officers, employees, consultants and other service providers upon the exercise of options under our 2008 Plan 238,999 shares of Class C common stock at exercise prices ranging from $1.32 to $3.65 per share for total consideration of $438,592.

•

On April 26, 2012, we granted to directors, officers, employees, consultants and other service providers under the 2012 Plan options to purchase 665,000 shares of Class A common stock at a per share exercise price equal to the per share price at which shares are sold in this offering, if the offering is consummated in 2012, or $3.18 if this offering is not consummated in 2012.

These issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to offer or sell, in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Certificate of Incorporation of Globus Medical, Inc., as currently in effect.***

3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Globus Medical, Inc., dated January 23, 2009.***

3.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Globus Medical, Inc., dated January 12, 2011.***

3.4	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Globus Medical, Inc., dated April 5, 2011.***

3.5	Form of Amended and Restated Certificate of Incorporation of Globus Medical, Inc., to be in effect at the closing of this offering.***

3.6	Amended and Restated Bylaws of Globus Medical, Inc.***

Exhibit Number	Description of Document

4.1	Specimen Certificate for Class A Common Stock.*

4.2	Amended and Restated Stock Sale Agreement, dated July 23, 2007, by and among Globus Medical, Inc. and certain stockholders named therein.***

4.3	First Amendment to Amended and Restated Stock Sale Agreement, dated January 14, 2009, by and among Globus Medical, Inc. and certain stockholders named therein.***

4.4	Investor Rights Agreement, dated July 23, 2007, by and among Globus Medical, Inc. and certain stockholders named therein.***

4.5	First Amendment to Investor Rights Agreement, dated January 14, 2009, by and among Globus Medical, Inc. and certain stockholders named therein.***

5.1	Opinion of Wyrick Robbins Yates & Ponton LLP.*

10.1	Voting Agreement, dated June 14, 2004, by and among Globus Medical, Inc., certain stockholders and David C. Paul.***

10.2	Voting Agreement, dated July 23, 2007, by and among Globus Medical, Inc. and certain stockholders named therein.***

10.3	First Amendment to Voting Agreement, dated April 4, 2011, by and among Globus Medical, Inc. and certain stockholders named therein.***

10.4	Globus Medical, Inc. Amended and Restated 2003 Stock Plan.***#

10.5	First Amendment to the Globus Medical, Inc. Amended and Restated 2003 Stock Plan.***#

10.6	Globus Medical, Inc. 2008 Stock Plan.***#

10.7	Globus Medical, Inc. 2012 Equity Incentive Plan.***#

10.8	Form of Grant Notice and Stock Option Agreement under 2003 Stock Plan.***#

10.9	Form of Grant Notice and Stock Option Agreement under 2008 Stock Plan.***#

10.10	Form of Incentive Stock Option Grant Notice and Incentive Stock Option Agreement under 2012 Equity Incentive Plan.***#

10.11	Form of Nonqualified Stock Option Grant Notice and Nonqualified Stock Option Agreement under 2012 Equity Incentive Plan.***#

10.12	Employment Agreement, dated March 26, 2012 by and between Globus Medical, Inc. and Richard Baron.***#

10.13	Vice President Employment Agreement, dated June 1, 2005, by and between Globus Medical, Inc. and Brett Murphy.***#

10.14	First Amendment to Vice President Employment Agreement, dated November 1, 2006, by and between Globus Medical, Inc. and Brett Murphy.***#

10.15	Second Amendment to Vice President Employment Agreement, dated February 8, 2011, by and between Globus Medical, Inc. and Brett Murphy.***#

Exhibit Number	Description of Document

10.16	Credit Agreement, dated May 3, 2011, by and between Globus Medical, Inc. and Wells Fargo Bank, National Association.***

10.17	First Amendment to Credit Agreement, dated March 16, 2012, by and between Globus Medical, Inc. and Wells Fargo Bank, National Association.***

10.18	Form of Indemnification Agreement.***#

10.19	Form of No Competition and Non-Disclosure Agreement.***#

21.1	Subsidiaries of Globus Medical, Inc.***

23.1	Consent of KPMG LLP, independent registered public accounting firm, dated May 29, 2012.**

23.2	Consent of Wyrick Robbins Yates & Ponton LLP (included in Exhibit 5.1).*

23.3	Consent of iData Research, Inc., dated March 27, 2012.***

24.1	Power of Attorney.***

*	To be filed by amendment.

**	Filed herewith.

***	Previously filed.

#	Management contract or compensatory plan.

Item 17.	Undertakings.

The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Audubon, Pennsylvania on May 29, 2012.

Globus Medical, Inc.

By:	/S/ DAVID C. PAUL
David C. Paul Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/S/ DAVID C. PAUL David C. Paul	Chief Executive Officer (Principal Executive Officer) and Director	May 29, 2012

/S/ RICHARD A. BARON Richard A. Baron	Chief Financial Officer (Principal Financial Officer)	May 29, 2012

/S/ STEVEN PAYNE Steven Payne	Chief Accounting Officer (Principal Accounting Officer)	May 29, 2012

/S/ DAVID M. DEMSKI David M. Demski	President and Chief Operating Officer and Director	May 29, 2012

/S/ DAVID D. DAVIDAR David D. Davidar	Vice President, Operations and Director	May 29, 2012

* Kurt C. Wheeler	Director	May 29, 2012

* Robert W. Liptak	Director	May 29, 2012

* Daniel T. Lemaitre	Director	May 29, 2012

* Ann D. Rhoads	Director	May 29, 2012

* By:	/S/ DAVID C. PAUL
David C. Paul, as Attorney-In-Fact

INDEX OF EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Certificate of Incorporation of Globus Medical, Inc., as currently in effect.***

3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Globus Medical, Inc., dated January 23, 2009.***

3.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Globus Medical, Inc., dated January 12, 2011.***

3.4	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Globus Medical, Inc., dated April 5, 2011.***

3.5	Form of Amended and Restated Certificate of Incorporation of Globus Medical, Inc., to be in effect at the closing of this offering.***

3.6	Amended and Restated Bylaws of Globus Medical, Inc.***

4.1	Specimen Certificate for Class A Common Stock.*

4.2	Amended and Restated Stock Sale Agreement, dated July 23, 2007, by and among Globus Medical, Inc. and certain stockholders named therein.***

4.3	First Amendment to Amended and Restated Stock Sale Agreement, dated January 14, 2009, by and among Globus Medical, Inc. and certain stockholders named therein.***

4.4	Investor Rights Agreement, dated July 23, 2007, by and among Globus Medical, Inc. and certain stockholders named therein.***

4.5	First Amendment to Investor Rights Agreement, dated January 14, 2009, by and among Globus Medical, Inc. and certain stockholders named therein.***

5.1	Opinion of Wyrick Robbins Yates & Ponton LLP.*

10.1	Voting Agreement, dated June 14, 2004, by and among Globus Medical, Inc., certain stockholders and David C. Paul.***

10.2	Voting Agreement, dated July 23, 2007, by and among Globus Medical, Inc. and certain stockholders named therein.***

10.3	First Amendment to Voting Agreement, dated April 4, 2011, by and among Globus Medical, Inc. and certain stockholders named therein.***

10.4	Globus Medical, Inc. Amended and Restated 2003 Stock Plan.***#

10.5	First Amendment to the Globus Medical, Inc. Amended and Restated 2003 Stock Plan.***#

10.6	Globus Medical, Inc. 2008 Stock Plan.***#

Exhibit Number	Description of Document

10.7	Globus Medical, Inc. 2012 Equity Incentive Plan.***#

10.8	Form of Grant Notice and Stock Option Agreement under 2003 Stock Plan.***#

10.9	Form of Grant Notice and Stock Option Agreement under 2008 Stock Plan.***#

10.10	Form of Incentive Stock Option Grant Notice and Incentive Stock Option Agreement under 2012 Equity Incentive Plan.***#

10.11	Form of Nonqualified Stock Option Grant Notice and Nonqualified Stock Option Agreement under 2012 Equity Incentive Plan.***#

10.12	Employment Agreement, dated March 26, 2012 by and between Globus Medical, Inc. and Richard Baron.***#

10.13	Vice President Employment Agreement, dated June 1, 2005, by and between Globus Medical, Inc. and Brett Murphy.***#

10.14	First Amendment to Vice President Employment Agreement, dated November 1, 2006, by and between Globus Medical, Inc. and Brett Murphy.***#

10.15	Second Amendment to Vice President Employment Agreement, dated February 8, 2011, by and between Globus Medical, Inc. and Brett Murphy.***#

10.16	Credit Agreement, dated May 3, 2011, by and between Globus Medical, Inc. and Wells Fargo Bank, National Association.***

10.17	First Amendment to Credit Agreement, dated March 16, 2012, by and between Globus Medical, Inc. and Wells Fargo Bank, National Association.***

10.18	Form of Indemnification Agreement.***#

10.19	Form of No Competition and Non-Disclosure Agreement.***#

21.1	Subsidiaries of Globus Medical, Inc.***

23.1	Consent of KPMG LLP, independent registered public accounting firm, dated May 29, 2012.**

23.2	Consent of Wyrick Robbins Yates & Ponton LLP (included in Exhibit 5.1).*

23.3	Consent of iData Research, Inc., dated March 27, 2012.***

24.1	Power of Attorney.***

*	To be filed by amendment.

**	Filed herewith.

***	Previously filed.

#	Management contract or compensatory plan.